SECOND QUARTER REPORT 2011 July 28, 2011 Based on and expressed in US dollars	For a full explanation of results, the Financial Statements and Management Discussion & Analysis, please see the Company’s website, www.barrick.com.

Barrick Reports Q2 2011 Financial and Operating Results

Highlights

  Financial and Operating Results

•

Reported net earnings for Q2 rose 35% to $1.2 billion ($1.16 per share) from $859 million in the prior year period. Q2 adjusted net earnings increased 36% to a record $1.1 billion ($1.12 per share)[1] from $824 million ($0.84 per share) in Q2 2010, reflecting higher realized gold and copper prices and higher gold sales volumes, resulting in an annualized return on equity of about 21%[1].

•

Q2 EBITDA increased 40% to $2.1 billion[1] from $1.5 billion in the same prior year period. Q2 operating cash flow of $690 million and adjusted operating cash flow of $938 million[1], respectively, were lower than the prior year operating cash flow of $1,108 million and adjusted operating cash flow of $1,127 million, respectively. This reduction was primarily as a result of higher income tax payments of $736 million, of which about $420 million was due to final 2010 income tax payments in a number of jurisdictions. Income tax payments are expected to be about $400 million per quarter in the subsequent quarters of 2011.

•

Q2 gold production was 1.98 million ounces at total cash costs of $445 per ounce and net cash costs of $338 per ounce[1]. The Company is on track to meet its 2011 operating guidance of 7.6-8.0 million ounces at total cash costs of $450-$480 per ounce and lower expected net cash costs of $290-$320 per ounce[2] compared to previous guidance of $340 -$380 per ounce. Including Lumwana, Barrick expects to produce 455-475 million pounds of copper in 2011 at total cash costs of $1.55 -$1. 70 per pound.

•

Gold and copper cash margins expanded significantly in the second quarter, highlighting Barrick’s leverage to higher metal prices. Gold cash margins increased 33% to $1,068 per ounce[1] from $804 per ounce in Q2 2010 and net cash margins rose 30 % to $1,175 per ounce[1] from $903 per ounce in the prior year period. Copper cash margins rose 39% to $2.51 per pound[1] from $1.80 per pound in the prior year period.

  Increasing Gold and Copper Reserves through Exploration and Selective Acquisitions

•

Major exploration programs are advancing at Cortez, Turquoise Ridge, Ruby Hill, and Spring Valley in North America, on early stage targets in the El Indio belt in South America, and at Porgera and on regional targets in the Australia Pacific region.

•

Barrick completed the acquisition of Equinox Minerals in July, adding two quality copper mines and increasing our leverage to strong copper prices while maintaining our gold exposure. Low cost financing has been secured and will enhance the returns from the acquisition. The Company is focused on three areas to realize the full potential of the Lumwana mine, which is located in one of the world’s most prolific copper regions in Zambia: operational improvements and efficiencies, a focus on exploration to expand the resource, and an ongoing evaluation to determine the optimal scope of an expansion.

  Investing in and Developing High Return Projects

•

The mining industry is facing global cost trends which reflect a substantially higher commodity price environment, stronger local currencies, tighter labor markets and higher inflation in some regions compared to several years ago when many projects were at the feasibility stage. For Barrick, stronger metal prices have significantly improved project economics and overall rates of return despite higher estimated capital costs.

•

At Pueblo Viejo, a major rainfall event that occurred in May requires remediation of the starter tailings dam and new permits for this facility. Primarily as a result of the unanticipated remediation work and impact to the schedule, mine construction capital for the project has increased to $3.6-$3.8 billion (100% basis) or $2.2-$2.3 billion (Barrick’s 60% share) and first production is now expected to occur in mid -2012 subject to the receipt of these permits. As part of a longer-term, optimized power solution for Pueblo Viejo, the Company is advancing a plan to build a dual-fueled power plant at an estimated incremental capital cost of about $0.3 billion (100% basis). The new plant is expected to provide lower cost, long term power to the project.

•

Capital costs for Pascua-Lama have been impacted by continued inflationary effects on costs for key consumable inputs and labor, re-estimations of materials such as steel, cement, fuel and equipment and increased expenditures to essentially maintain the schedule to deliver first production in mid-2013. As a result, pre-production capital is now estimated at $4.7-$ 5.0 billion.

•

Pueblo Viejo and Pascua-Lama are anticipated to contribute 1.4-1.5 million ounces of average annual production over the first full five years of operation and to lower Barrick’s overall total cash costs by about 20%[3]. At current metal prices, these two projects are expected to generate combined average annual EBITDA of about $2.8 billion[4] to Barrick over the same period, with an average investment to EBITDA ratio of about 2.5 times.

1 Adjusted net earnings, adjusted operating cash flow, EBITDA, return on equity, total cash costs, net cash costs, cash margins and net cash margins per ounce/pound are non-GAAP financial measures. See pages 54-60 of Barrick’s Second Quarter 2011 Report.

2 Based on an expected realized copper price of $4.00/lb for the balance of 2011 compared to the prior expected realized copper price of $3.75/lb and reflecting expected 2011 production of 455-475 million pounds compared to previous guidance of about 300 million pounds.

3 Based on the estimated combined average annual production in the first full five years of operation and on gold, silver and oil price assumptions of $1,300/oz, $25/oz and $100/bbl, respectively.

4 EBITDA is based on the midpoint of average annual production and average total cash costs in the first full five years of operation assuming a $1,600/oz gold price, a $40/oz silver price and a $100/bbl oil price.

BARRICK SECOND QUARTER 2011	PRESS RELEASE

FINANCIAL AND OPERATING RESULTS

Q2 production was 1.98 million ounces of gold at total cash costs of $445 per ounce and net cash costs of $338 per ounce. The Company is on track to achieve its full year operating guidance of 7.6-8.0 million ounces at total cash costs of $450-$480 per ounce and significantly lower expected net cash costs of $290-$320 per ounce compared to previous guidance of $340-$380 per ounce, positioning Barrick as one of the lowest cost senior gold producers. Q2 gold cash margins increased 33% to $1,068 per ounce from $804 per ounce in Q2 2010 and net cash margins increased 30% to $1,175 per ounce from $903 per ounce in the same prior year period. Second quarter copper cash margins increased 39% to $2.51 per pound from $1.80 per pound in the prior year period on higher copper prices. This margin expansion demonstrates the Company’s exceptional leverage to higher metal prices.

Q2 adjusted net earnings rose 36% to a record $1.1 billion ($1.12 per share) compared to adjusted net earnings of $824 million ($0.84 per share) in the prior year period, reflecting higher realized prices for both gold and copper and higher gold sales volumes. Q2 adjusted net earnings translate to an annualized return on equity of about 21%. Q2 reported net earnings were $1.2 billion ($1.16 per share) before net adjustments of $42 million. Q2 EBITDA increased 40% to $2.1 billion from $1.5 billion in the same prior year period. Q2 operating cash flow of $690 million and adjusted operating cash flow of $938 million (which adjusts for the one-time operating cash flow impacts related to the Equinox acquisition) compares to operating cash flow of $1,108 million and adjusted operating cash flow of $1,127 million in the same prior year period, respectively. Operating cash flow and adjusted operating cash flow were negatively impacted by an increase in income tax payments, primarily due to final 2010 income tax payments in Argentina, Australia and Chile. Income tax payments totaled $736 million in the second quarter of 2011, of which about $420 million related to 2010 tax payments in the above jurisdictions compared to $245 million in the same prior year period. Based on current gold and copper prices, we expect income tax payments to be about $400 million per quarter for the remainder of 2011. In addition, we expect to make an intercompany dividend withholding tax payment of about $85 million in the third quarter.

“Operationally and financially, Barrick had a solid quarter, meeting our operating and cash cost targets which resulted in significant margin expansion and record financial results,” said Aaron Regent, Barrick’s President and CEO. “We also completed the acquisition and long term financing of Equinox which adds two attractive assets to our portfolio and another source of long term cash flow. Our project pipeline continues to progress with the ongoing construction of Pueblo Viejo and Pascua-Lama and while we are disappointed with the increased capital costs of these projects, their overall economics have improved significantly as a result of much higher gold and silver prices than originally forecasted.”

The North America region continued to perform ahead of expectations in Q2, producing 0.92 million ounces at total cash costs of $404 per ounce, primarily due to strong performances from Cortez and Goldstrike. Cortez production of 0.42 million ounces at total cash costs of $220 per ounce in Q2 reflects the ramp up of leach pad production, increased mill throughput from de-bottlenecking and the processing of refractory ore at Goldstrike’s facilities.

The Goldstrike operation exceeded plan in Q2, producing 0.30 million ounces at total cash costs of $511 per ounce on better than expected grades and more ore than anticipated from the open pit, which is anticipated to transition to a higher stripping phase in the second half of the year. Full year 2011 production for the North America region is expected to be 3.30-3.46 million ounces at total cash costs of $425-$450 per ounce.

The South American business unit produced 0.45 million ounces at total cash costs of $373 per ounce in Q2. The Lagunas Norte mine outperformed expectations, producing 0.18 million ounces at total cash costs of $267 per ounce on positive grade reconciliations. Veladero contributed 0.24 million ounces at total cash costs of $364 per

BARRICK SECOND QUARTER 2011	2	PRESS RELEASE

ounce in Q2 and is on track to produce nearly 1.0 million ounces this year. In 2011, South America is expected to contribute 1.80-1.935 million ounces at total cash costs of $350-$380 per ounce.

The Australia Pacific business unit produced 0.46 million ounces at total cash costs of $611 per ounce in Q2. The Porgera mine, which produced 0.12 million ounces at total cash costs of $569 per ounce, was impacted by lower underground and open pit production as well as power outages and unplanned maintenance which affected mill throughput. Australia Pacific is expected to produce 1.85-2.00 million ounces at total cash costs of $610-$635 per ounce in 2011.

Attributable production from African Barrick Gold plc in Q2 was 0.13 million ounces at total cash costs of $652 per ounce. Barrick’s share of 2011 production is expected to be 0.515-0.560 million ounces at total cash costs of $590-$650 per ounce.

Q2 copper production of 93 million pounds at total cash costs of $1.56 per pound included one month of production from the Lumwana mine in June. Utilizing option collar strategies, the Company has put in place floor protection on approximately 45% of its expected remaining copper production for 2011 at an average floor price of $3.27 per pound and can participate in upside up to an average ceiling price of about $4.85 per pound on approximately 55% of expected remaining 2011 production5. Barrick also has floor protection in place on approximately 45% of expected copper production for 2012 at an average floor price of about $3.75 per pound and can participate in upside up to an average ceiling price of about $5.50 per pound6 on approximately 40% of expected 2012 production. The Company’s remaining copper production is subject to market prices. Following Barrick’s acquisition of Equinox Minerals, the Company expects to produce 455-475 million pounds of copper in 2011 at total cash costs of $1.55-$1.70 per pound.

About 60% of Barrick’s consolidated production costs are denominated in US dollars. The Company’s largest single currency exposure is

5 The realized price for remaining 2011 production is expected to be reduced by $0.06 per pound as a result of the net premium paid on hedging strategies.

6 The realized price on 2012 production is expected to be reduced by $0.12 per pound as a result of the net premium paid on hedging strategies.

the Australian dollar/US dollar exchange rate. Barrick is 92% hedged on its expected remaining Australian operating and capital expenditures in 2011 at an effective average rate of $0.76 and has substantial coverage for the following three years at rates at or below $0.75.

The Company has also mitigated the impact of higher oil prices through the use of financial contracts and production from Barrick Energy such that a $10 change in WTI crude oil prices is only expected to impact 2011 total cash costs by about $1 per ounce. The Barrick Energy contribution, along with the financial contracts, provides hedge protection for approximately 85% of expected remaining 2011 fuel consumption. Beyond 2011, financial contracts provide substantial hedge coverage in 2012 and 2013 and production from Barrick Energy is expected to continue to provide long term natural offsets to expected energy costs.

INCREASING GOLD AND COPPER RESERVES THROUGH EXPLORATION AND SELECTIVE ACQUISITIONS

Barrick completed the acquisition of Equinox Minerals in July and is in the process of integrating the Lumwana mine and Jabal Sayid project into the Australia Pacific regional business unit. This transaction has added two quality copper mines to our portfolio and improves our copper leverage while maintaining our exposure to gold. Low cost financing has been secured and will enhance returns from the acquisition. The Equinox transaction was a unique opportunity to acquire a large, producing asset in an environment of strong copper fundamentals. The Lumwana mine is a high quality, long-life mine with significant expansion and resource growth potential and provides us with a major presence in Zambia, one of the most prospective copper regions in the world.

The Company is focused on three areas to realize the full potential of Lumwana and maximize long term cash flows: operational improvements and efficiencies, a focus on exploration to materially expand the resource and an ongoing evaluation to determine the optimal size of the expansion.

BARRICK SECOND QUARTER 2011	3	PRESS RELEASE

Lumwana is expected to produce 155-175 million pounds at total cash costs of $1.75-$1.95 per pound from June 1 to the end of 2011. On a full year annualized basis, production is expected to be about 300 million pounds beyond 2011 prior to a potential expansion. Cash costs for 2011 have been impacted by plant availability and lower grades related to dilution, as well as higher costs related to currency, labor and power. Areas of expected operating improvements include mill de-bottlenecking, pit re-optimization, changes to mine sequencing, dilution control, and benefits from higher equipment availability and leveraging Barrick’s supply chain agreements. An infill drill program at the producing Malundwe deposit is underway to improve dilution control and more accurately model orebody characteristics.

Lumwana has excellent potential for both brownfield and greenfield resource growth. Barrick expects to spend over $50 million in 2011 as part of an 18 month exploration program to increase the measured and indicated resource as part of the expansion study which is expected to be completed in the second half of 2012. As a result, the Company’s total exploration budget for 2011 will increase to $370-$390 million7, of which approximately 40% will be capitalized. A minimum of 16 drill rigs are planned to be added in Zambia, primarily at the development stage Chimiwungo deposit, to convert mineralized inventory and inferred resources to the measured and indicated category, conduct extensional drilling, infill drill two potential starter pits and evaluate the potential for a third starter pit. Malundwe is open to the north and south and Chimiwungo remains open in multiple directions. Recent condemnation drilling west of the current optimized Chimiwungo pit shell is intersecting typical “Chimi-style” mineralization. Wide spaced drilling is planned for the recent Mutoma discovery as well as drilling to test advanced sediment-hosted copper-gold targets elsewhere on the Lumwana Mining Lease and on other exploration properties in Zambia including

7 Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

the copper belt. In addition, Barrick is advancing an expansion study that could potentially double processing rates in conjunction with the exploration program to better determine the optimal scope of the operation.

The Jabal Sayid copper project in Saudi Arabia is expected to enter production in the second half of 2012 at a total capital cost of approximately $400 million, of which $275 million remains to be spent. The mine is expected to produce 100-130 million pounds annually over its first full five years. Good potential exists for material extensions to known deposits and new discoveries from an ongoing evaluation of the entire Jabal Sayid site. Current exploration is focused on testing Lode 4 at depth, where mineralization has been intersected in several previous drill holes, including an intercept of 111 meters at 2.67% copper. Several geophysical surveys are also in progress.

INVESTING IN AND DEVELOPING HIGH RETURN PROJECTS IN CONSTRUCTION

Barrick has targeted growth in production to 9 million ounces of gold8 within the next five years. Total cash costs are expected to benefit from its large, low cost projects, primarily Pueblo Viejo and Pascua-Lama, as these mines come on stream. Once at full capacity, these two mines are expected to contribute about 1.4-1.5 million ounces of average annual production over the first full five years of operation and are expected to lower Barrick’s overall total cash costs by about 20%. At current metal prices, these two projects are anticipated to generate combined average annual EBITDA of about $2.8 billion to Barrick over the same period.

“The mining industry has been impacted by global cost trends which are a product of a higher commodity price environment, stronger local currencies, tighter labor markets and higher inflation,” said Peter Kinver, Executive Vice-President and Chief Operating Officer. “While Barrick has not been immune to these trends, the

8 The target of 9 Moz of annual production within five years reflects a current assessment of the expected production and timeline to complete and commission Barrick’s projects currently in construction (Pueblo Viejo and Pascua-Lama) and the Company’s current assessment of existing mine site opportunities, some of which are sensitive to metal price and various capital and input cost assumptions.

BARRICK SECOND QUARTER 2011	4	PRESS RELEASE

higher metal prices have significantly improved the economics and overall rates of return for these projects despite the higher than previously estimated capital costs.”

At the Pueblo Viejo project in the Dominican Republic, overall construction is now more than 70% complete. A major rainfall event that occurred in May requires remediation of damage to the partially constructed starter tailings dam facility and as a result, first production is now anticipated in mid-2012, subject to the receipt of new tailings permit approvals. The unanticipated remediation work and impact on the schedule has resulted in mine construction capital increasing to $3.6-$3.8 billion (100%)9, or $2.2-$2.3 billion (Barrick’s 60% share) of which about 75% had been committed at the end of the second quarter. Barrick’s share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $275-$300 per ounce9. At the current gold price of about $1,600 per ounce, Pueblo Viejo is expected to contribute approximately $900 million of average annual EBITDA to Barrick over this period, representing an investment to EBITDA ratio of about 2.5 times.

At the end of the second quarter, three of the four autoclaves had been brick-lined and the remaining autoclave is more than 70% complete. About 90% of the planned concrete has been poured, approximately 90% of the steel has been erected and more than 4.8 million tonnes of ore have been stockpiled. Work continues toward achieving key milestones including the connection of power to the site. As part of a longer-term, optimized power solution for Pueblo Viejo, the Company is advancing a plan to build a dual-fueled power plant at an estimated incremental capital cost of about $300 million (100% basis) or $180 million (Barrick’s share) that would commence operations utilizing heavy fuel oil (HFO) power but have the ability to subsequently convert to cheaper liquid natural gas (LNG). The new plant is expected to provide lower cost, long term power to the project.

9 Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively.

Since February 2011, Barrick has reorganized its Capital Projects group, increasing the involvement and co-ordination of its Regional Business Units in the construction of major projects to assist in operational readiness and to capture regional synergies. As a result, personnel changes were made at the Pascua-Lama project. In connection with these changes, a detailed review of the underlying assumptions and trending analysis for Pascua-Lama was completed in the second quarter. This review coincided with the review of the capital costs of Cerro Casale, where additional data and information applicable to Pascua-Lama was identified. The Company has concluded that, based on current trends, certain earlier estimates and assumptions are not achievable, including those for productivity rates and inflationary effects on costs, as well as for required quantities of certain construction materials such as steel and cement. In addition, the Company has increased its projected expenditures to essentially maintain the schedule for bringing the project into production in mid-2013. As a result, pre-production capital is now estimated at $4.7-$5.0 billion10. Included in this estimate is a contingency of $350-$650 million which is about 15%-25% of the remaining uncommitted expenditure of about $2.5 billion. Barrick has engaged an independent, globally recognized engineering consultant who has reviewed the robustness of our processes and methodology in deriving this updated capital estimate. Approximately 40% of the capital had been committed at the end of the second quarter for items including structural steel, the mining fleet, autogenous and ball mills, the overland conveyor and the primary and pebble crushers.

Since the 2009 feasibility study (which estimated pre-production capital at $2.8-$3.0 billion), costs for key consumables have increased materially. Since the beginning of 2009, steel prices are up about 100%, oil prices have increased about 120% and copper prices are up more than 200%. Projects in Chile and Argentina are also being adversely affected by the continued increase in demand for project resources due to the large number of projects that are in construction or at

BARRICK SECOND QUARTER 2011	5	PRESS RELEASE

the feasibility stage. High inflation rates of over 25% in Argentina, as well as the earthquake in Chile, have resulted in significantly higher labor costs and a tight labor market, and a stronger Chilean peso has negatively impacted cost estimates. These inflationary pressures represent approximately 50% of the increased estimated capital expenditures over the 2009 study.

Based on construction experience to date, we have re-estimated quantities of material required for such items as steel, cement, fuel and equipment, which represents approximately 35% of the increased estimated capital expenditures over the 2009 study.

Given lower than expected productivity levels, the Company has increased expenditures to essentially maintain the schedule for the project in order to deliver first production in mid-2013, including expanded camp facilities and the higher costs associated with winter construction. These increased expenditures represent approximately 15% of the increased estimated capital expenditures over the 2009 study.

Pascua-Lama is a high quality, world class resource. Expected average annual gold production for Pascua-Lama has increased to 800,000–850,000 ounces in the first full five years of operation at negative total cash costs of $225-$275 per ounce10 assuming a silver price of $25 per ounce. Average annual silver production for the first full five years is expected to be about 35 million ounces. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period. At current commodity prices of $1,600 per ounce gold and $40 per ounce silver, Pascua-Lama is expected to generate approximately $1.9 billion of average annual EBITDA in its first full five years of operation. At today’s prices, this represents an investment to EBITDA ratio of about 2.6 times.

At the end of the second quarter, engineering design was about 90% complete. In Chile, earthworks were more than 80% complete, the truck shop platform was completed and work advanced on road construction to the Pascua pit. In

10 Based on gold, silver and oil price assumptions of $1,300/oz, $25/oz, and $100/bbl respectively and assuming a Chilean peso f/x rate of 475:1.

Argentina, platforms for the conveyor portal, coarse ore stockpile, pebble crusher and Merrill Crowe facility were completed. Occupancy and expansion of the construction camps in Chile and Argentina continues to ramp up with more than 2,300 housed on site and a further 2,800 expected by the end of the year. Preparations are underway to commence pre-strip mining in Q4 2011 and development of the tunnel connecting the mine in Chile and the processing plant in Argentina is progressing on both sides.

PROJECTS IN FEASIBILITY

A capital review has been completed for the Cerro Casale project in Chile that incorporates design changes resulting from advanced engineering and a review of recent industry projects, and which has resulted in a more robust and lower risk technical design. Estimated pre-production capital of about $6.0 billion (100% basis)11, which includes a higher contingency of about $0.9 billion, has been impacted by inflationary effects on costs for key consumable inputs and labor, re-estimations of required quantities of construction materials, increased costs related to productivity, and higher expenditures for expanded temporary camps and other facilities. The revised estimate is based on updated commodity price assumptions and also reflects the impact of a stronger Chilean peso and tight labor markets in Chile. The feasibility study was based on 2009 prices, exchange rates and labor conditions.

Inflationary and other impacts on labor and consumables such as steel and cement, which have increased costs for structural work, represent approximately 25% of the increased estimated capital expenditures over the 2009 study. Based on a review of recent industry projects, we have re-estimated costs for items such as mechanical and electrical work and quantities of other materials, which accounts for approximately 20% of the increased estimated capital expenditures. We have also increased projected expenditures related to lower than anticipated productivity based on

11 Based on gold, copper and oil price assumptions of $1,300/oz, $3.00/lb and $100/bbl respectively and assuming a Chilean peso f/x rate of 475:1.

BARRICK SECOND QUARTER 2011	6	PRESS RELEASE

construction experience to date at Pascua-Lama and these higher expenditures represent approximately 20% of the increased estimated capital expenditures. In connection with the current labor environment, we have expanded the temporary camps and facilities, which accounts for approximately 10% of the increased estimated capital expenditures. A provision for a higher contingency represents approximately 25% of the increase.

Barrick is evaluating several options to further optimize the project and the potential for higher grade satellite starter pits. Exploration programs will continue in parallel with advancing detailed engineering and permitting. The Environmental Impact Assessment is expected to be submitted shortly and the permitting process is anticipated to be about 18 months, at which time Barrick would consider a construction decision. Discussions with the government and meetings with local communities and indigenous groups are continuing in parallel with these activities. Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 190-210 million pounds of copper in the first full five years of operation at lower total cash costs than previously estimated of about $125-$175 per ounce11.

At the 50%-owned Donlin Gold project in Alaska, feasibility study revisions that include updated costs and the utilization of natural gas are expected to be completed and submitted to the Board of Donlin Gold LLC in the second half of 2011.

At the Reko Diq copper-gold project in which Barrick holds a 37.5% interest, the Supreme Court of Pakistan has ruled that the provincial government of Balochistan has the authority to decide to grant a mining license to the project company, Tethyan Copper. Efforts to secure the mining license and associated Project and Mineral Agreements are expected to continue in the second half of 2011.

A peer review of the draft Social, Environmental Impact Assessment (SEIA) report for the 50%-owned Kabanga project in Tanzania was completed during the quarter and is expected to be finalized along with the feasibility study in the second half of 2011. Focus will shift in the approval phase to gaining the required Tanzanian regulatory approvals and negotiating an acceptable Mineral Development Agreement with the Tanzanian government.

* * * *

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

BARRICK SECOND QUARTER 2011	7	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended June 30,		Six months ended June 30,

(Unaudited)	2011	2010	2011	2010

Operating Results
Gold production (thousands of ounces)[1]	1,977	1,944	3,934	4,005
Gold sold (thousands of ounces)	1,915	1,903	3,778	3,962
Per ounce data
Average spot gold price	$1,506	$1,197	$1,445	$1,152
Average realized gold price[2]	1,513	1,205	1,452	1,158
Net cash costs[2]	338	302	323	297
Total cash costs[2]	445	401	441	397
Depreciation[3]	152	142	147	137
Other[4]	17	6	16	5
Total production costs	614	549	604	539
Copper credits	107	99	118	100
Copper production (millions of pounds)[5]	93	102	168	202
Copper sold (millions of pounds)	82	105	162	198
Per pound data
Average spot copper price	$4.14	$3.18	$4.26	$3.23
Average realized copper price[2]	4.07	2.93	4.16	3.10
Total cash costs[2]	1.56	1.13	1.41	1.09
Depreciation[3]	0.26	0.21	0.25	0.21
Total production costs	1.82	1.34	1.66	1.30

Financial Results (millions)
Revenues	$3,426	$2,621	$6,516	$5,202
Net earnings[6]	1,159	859	2,160	1,679
Adjusted net earnings[2]	1,117	824	2,121	1,587
EBITDA[2]	2,090	1,489	3,918	3,082
Operating cash flow	690	1,108	2,125	2,238
Adjusted operating cash flow[2]	938	1,127	2,377	2,278
Per Share Data (dollars)
Net earnings (basic)	1.16	0.87	2.16	1.70
Adjusted net earnings (basic)[2]	1.12	0.84	2.12	1.61
Net earnings (diluted)	1.16	0.86	2.16	1.69
Weighted average basic common shares (millions)	999	985	999	985
Weighted average diluted common shares (millions)[7]	1,001	997	1,001	997

			As at June 30,	As at December 31,
			2011	2010

Financial Position (millions)
Cash and equivalents			$2,863	$3,968
Non-cash working capital			1,924	1,696
Adjusted debt[2]			13,018	6,392
Net debt[2]			10,161	2,427
Average shareholders’ equity			20,525	17,352
Return on equity[2]			21%	20%

[1]    Production includes our equity share of gold production at Highland Gold.

[2]   Realized price, net cash costs, total cash costs, adjusted net earnings, EBITDA, adjusted operating cash flow, adjusted debt, net debt and return on equity are non-GAAP financial performance measures with no standard definition under IFRS. See pages 54 - 60 of the Company’s MD&A.

[3]   Represents equity amortization expense divided by equity ounces of gold sold or pounds of copper sold.

[4]    Represents the impact of Barrick Energy and realized gains and losses on non-hedge commodity contracts at the Company’s producing mines divided by equity ounces of gold sold or pounds of copper sold.

[5]    Production includes one month’s production from the newly acquired Lumwana mine.

[6]   Net earnings represents net income attributable to the equity holders of the Company.

[7]   Fully diluted includes dilutive effect of stock options and convertible debt.

BARRICK SECOND QUARTER 2011	8	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				Total Cash Costs ($/oz)

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,

(Unaudited)	2011	2010	2011	2010	2011	2010	2011	2010

North America	923	755	1,785	1,484	$404	$438	$400	$447
South America	453	566	951	1,225	373	204	358	190
Australia Pacific	463	482	922	971	611	560	597	557
African Barrick Gold[3]	127	132	256	309	652	543	655	528
Other	11	9	20	16	475	494	475	494

Total	1,977	1,944	3,934	4,005	$445	$401	$441	$397

	Copper Production (attributable pounds) (Millions)				Total Cash Costs ($/lb)

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,

(Unaudited)	2011	2010	2011	2010	2011	2010	2011	2010

South America	69	78	144	158	1.45	$1.07	$1.33	$1.06
Australia Pacific/Zambia[4]	24	24	24	44	1.97	1.31	1.90	1.20

Total	93	102	168	202	$1.56	$1.13	$1.41	$1.09

					Total Gold Production Costs ($/oz)

					Three months ended June 30,		Six months ended June 30,

(Unaudited)					2011	2010	2011	2010

Direct mining costs at market foreign exchange rates					$501	$396	$489	$395
Gains realized on currency hedge and commodity hedge/economic hedge contracts					(57)	(8)	(51)	(10)
Adjustments to direct mining costs[2]					(17)	(6)	(16)	(5)
By-product credits					(19)	(14)	(18)	(16)
Copper credits					(107)	(99)	(118)	(100)

Cash operating costs, net basis					301	269	286	264
Royalties					37	33	37	33

Net cash costs[1]					338	302	323	297
Copper credits					107	99	118	100

Total cash costs[1]					445	401	441	397
Depreciation					152	142	147	137
Adjustments to direct mining costs[2]					17	6	16	5

Total production costs					$614	$549	$604	$539

					Total Copper Production Costs ($/lb)

					Three months ended June 30,		Six months ended June 30,

(Unaudited)					2011	2010	2011	2010

Cash operating costs					$1.53	$1.11	$1.39	$1.07
Royalties					0.03	0.02	0.02	0.02

Total cash costs[1]					1.56	1.13	1.41	1,09
Depreciation					0.26	0.21	0.25	0,21

Total production costs					$1.82	$1.34	$1.66	$1,30

[1]	Total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under IFRS. See page 56 of the Company’s MD&A.
[2]	Represents realized gains and losses on non-hedge currency and commodity contracts and the impact of Barrick Energy’s net contribution
[3]	Figures relating to African Barrick Gold are presented on a 100% basis up to March 31, 2010 and a 73.9% basis thereafter, which reflects our equity share of production,
[4]	Production includes one month’s production from the newly acquired Lumwana mine

BARRICK SECOND QUARTER 2011	9	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2011, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of July 27, 2011, is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”), for the three and six month periods ended June 30, 2011 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 61 to 107. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2010, prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the related annual MD&A included in the 2010 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the market and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean peso, British pound, Peruvian sol and Papua New Guinean kina versus US dollar); changes in US dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and the construction of capital projects; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or reserve grades; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards

BARRICK SECOND QUARTER 2011	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

BARRICK SECOND QUARTER 2011	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

Summary of Financial and Operating Data	For the three months ended June 30		For the six months ended June 30
($ millions, except where indicated)	2011	2010	2011	2010
Financial Data
Revenue	$ 3,426	$ 2,621	$ 6,516	$ 5,202
Net earnings[1]	1,159	859	2,160	1,679
Per share (“EPS”)[2]	1.16	0.87	2.16	1.70
Adjusted net earnings[3]	1,117	824	2,121	1,587
Per share (“adjusted EPS”)[2,3]	1.12	0.84	2.12	1.61
EBITDA[3]	2,090	1,489	3,918	3,082
Capital expenditures	1,068	851	2,139	1,560
Operating cash flow	690	1,108	2,125	2,238
Adjusted operating cash flow	938	1,127	2,377	2,278
Cash and equivalents			2,863	3,851
Adjusted debt[3]			13,018	7,337
Net debt[3]			$ 10,161	$ 3,696
Return on equity[3]	21%	20%	21%	20%

Operating Data

Gold
Gold produced (000s ounces)[4]	1,977	1,944	3,934	4,005
Gold sold (000s ounces)	1,915	1,903	3,778	3,962
Realized price ($ per ounce)[3]	$ 1,513	$ 1,205	$ 1,452	$ 1,158
Net cash costs ($ per ounce)[3]	$ 338	$ 302	$ 323	$ 297
Total cash costs ($ per ounce)[3]	$ 445	$ 401	$ 441	$ 397

Copper
Copper produced (millions of pounds)	93	102	168	202
Copper sold (millions of pounds)	82	105	162	198
Realized price ($ per pound)[3]	$ 4.07	$ 2.93	$ 4.16	$ 3.10
Total cash costs ($ per pound)[3]	$ 1.56	$ 1.13	$ 1.41	$ 1.09
[1]	Net earnings represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]

Adjusted net earnings, adjusted EPS, EBITDA, adjusted debt, net debt, return on equity, realized price, net cash costs and total cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 54 - 60 of this MD&A.

[4]	Production includes our equity share of gold production at Highland Gold.

SECOND QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

•

Net earnings and adjusted net earnings for the quarter were $1,159 million and $1,117 million, respectively, which represent significant increases from the net earnings of $859 million and adjusted net earnings of $824 million recorded in the same prior year period. The increases in net earnings and adjusted net earnings were largely driven by higher market gold and copper prices along with higher gold sales volumes, which were partially offset by lower copper sales volumes, higher cost of sales applicable to gold and copper and higher income tax expense.

•

EPS and adjusted EPS for the second quarter 2011 were $1.16 and $1.12, respectively, up significantly compared to EPS of $0.87 and adjusted EPS of $0.84 for the second quarter 2010. The increases were due to the increase in both net earnings and adjusted net earnings.

•

EBITDA for the second quarter 2011 was $2,090 million up significantly compared to EBITDA of $1,489 million for the second quarter 2010. The increase in EBITDA reflects the same factors affecting net earnings, except for income tax expense.

BARRICK SECOND QUARTER 2011	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Operating cash flow was $690 million, compared to operating cash flow of $1,108 million for the second quarter 2010. Adjusted operating cash flow, which primarily adjusts for the one-time operating cash flow impacts related to the Equinox acquisition and impact of VAT recoverable relating to capital expenditures at our projects, was $938 million compared to $1,127 million for the second quarter 2010. The decreases in cash flow and adjusted operating cash flow primarily relates to final 2010 income tax payments in a number of jurisdictions totaling $420 million, partially offset by higher net earnings levels.

•

Significant adjusting items in the second quarter include: $66 million in gains from sale of assets and a $49 million in unrealized gains on our derivative hedge; partially offset by $83 million in acquisition related costs attributable to the Equinox acquisition.

•

Gold production and sales volumes for second quarter 2011 were 1.98 million ounces and 1.92 million ounces, respectively. In second quarter 2010, gold production and sales volumes were 1.94 million and 1.90 million ounces, respectively. The increase in production volume compared to the prior year period is primarily due to higher production in North America, partially offset by lower production in South America, Australia Pacific and ABG.

•

Total cash costs for gold were $445 per ounce, up $44 per ounce or 11% compared to the second quarter 2010. The increase reflects higher total cash costs in South America, Australia Pacific and ABG; partially offset by lower total cash costs in North America. Net cash costs were $338 per ounce in second quarter 2011, an increase of $36 per ounce or 12% compared to the same prior year period. The increase in total cash costs were partially mitigated by higher copper credits.

•

Copper production and total cash costs for the second quarter 2011 were 93 million pounds and $1.56 per pound respectively, compared to production of 102 million pounds and total cash costs of $1.13 per pound for second quarter 2010. Copper production decreased for the second quarter 2011 primarily due to decreased production at Zaldívar and the impact of the Osborne divestiture in third quarter 2010. These decreases were partially offset by production from Lumwana, acquired as part of the Equinox transaction, starting June 1, 2011. Total cash costs per pound increased in 2011 mainly due to the inclusion of Lumwana production in the sales mix.

FIRST SIX MONTHS 2011 vs. FIRST SIX MONTHS 2010

•

Net earnings and adjusted net earnings for the first half of 2011 were $2,160 million and $2,121 million, respectively, which represent significant increases from the net earnings of $1,679 million and adjusted net earnings of $1,587 million recorded in the first half of 2010. The increase in net earnings and adjusted net earnings was largely driven by higher market gold and copper prices, which were partially offset by lower gold and copper sales volumes, higher cost of sales applicable to gold and copper and higher income tax expense.

•

EPS and adjusted EPS for the first half of 2011 were $2.16 and $2.12, respectively, up significantly compared to EPS of $1.70 and adjusted EPS of $1.61 for the first half of 2010. The increases were due to the increase in both net earnings and adjusted net earnings.

•

EBITDA for the first half of 2011 was $3,918 million, compared to EBITDA of $3,082 million for the first half of 2010. The increase in EBITDA reflects the same factors affecting net earnings, except for income tax expense.

•

Operating cash flow was $2,125 million, compared to operating cash flow of $2,238 million for the first half of 2010. Adjusted operating cash flow was $2,377 million compared to $2,278 million for the first half of 2010. The decreases in cash flow and adjusted operating cash flow primarily relate to final 2010 income tax payments in a number of jurisdictions totaling $470 million, partially offset by higher net earnings levels.

•

Significant adjusting items in the first half include: $133 million in gains from sale of assets; partially offset by $83 million in acquisition related costs attributable to the Equinox acquisition and a $23 million post-tax charge for the recognition of a liability for contingent consideration related to the acquisition of an additional 40% of the Cortez property in 2008.

•

Gold production and sales volumes for first half of 2011 were 3.93 million ounces and 3.78 million ounces, respectively. In first half of 2010, gold production and sales volumes were 4.0 million and 3.96 million ounces, respectively. The slight decrease in production volume compared to the prior year period is primarily due to lower production in South America, which was partially offset by higher production in North America.

•

Total cash costs for gold were $441 per ounce, up $44 per ounce or 11% compared to the first half of 2010. The increase reflects higher total cash costs in South America, Australia Pacific and ABG; partially offset by lower total cash costs in North America. Net cash costs were $323 per ounce in first half of 2010, an increase of $26 per ounce or 9% compared to the same prior year period. The increase in total cash costs was partially mitigated by higher copper credits.

BARRICK SECOND QUARTER 2011	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Copper production and total cash costs for the first half of 2011 were 168 million pounds and $1.41 per pound respectively, compared to production of 202 million pounds and total cash costs of $1.09 per pound for first half of 2010. Copper production decreased for the first half of 2011 primarily due to decreased production at Zaldívar and the impact of the Osborne divestiture in third quarter 2010. The decrease was partially offset by production from Lumwana, acquired as part of the Equinox transaction, starting in June 1, 2011. Total cash costs per pound increased in 2011 due to the inclusion of Lumwana production in the sales mix as well as lower production from Zaldívar mine at higher cash costs.

Business Developments

Adoption of IFRS

We adopted IFRS effective January 1, 2011. The financial results discussed in this MD&A were prepared in accordance with IFRS, including the relevant prior year comparative amounts. Under IFRS, certain costs such as production phase waste stripping costs and exploration and evaluation costs can be capitalized where there is probable future economic benefit. As a result, the conversion to IFRS resulted in a decrease in operating costs, an increase in net assets and an increase in operating cash flow and capital expenditures compared to equivalent results if presented in accordance with US GAAP. For a discussion of our significant accounting policies, refer to note 2 of the Financial Statements.

Economic, Fiscal and Legislative and Regulatory Developments

The current global economic situation has impacted Barrick in a number of ways. The response from many governments to the ongoing economic crisis has led to continuing low interest rates and a reflationary environment that has supported higher commodity prices. The increase in gold, copper and silver market prices in particular (refer to Market Review section of this MD&A for more details) have been key drivers of higher income and operating cash flows for Barrick. The fiscal pressures currently experienced by many governments have resulted in a search for new sources of revenues, and the mining industry, which is generating significant profits and cash flow in this high metal price environment, is facing the possibility of higher income taxes and royalties. The proposed Australian Mineral Resources Rent Tax (“MRRT”) is one example. While the MRRT has been greatly revised to its current form, and is no longer expected to apply to our gold operations, we continue to monitor developments related to this proposal. In addition, in order to finance reconstruction stemming from the devastating 2010 earthquake, the Chilean government enacted a temporary first tier income tax increase from 17% to 20% in 2011 and 18.5% in 2012 as well as a new elective mining royalty. In January 2011, we adopted the new royalty. The impact on the Company of the temporary income tax rate increase and the elective mining royalty on 2011 income tax expense are expected to be about $20 million and $15 million, respectively.

On the legislative front, Argentina recently passed a federal glacier protection law that restricts mining in areas on or near the nation’s glaciers. Our activities do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around Veladero and Pascua-Lama. We have a comprehensive range of measures in place to protect such areas and resources. Further, we believe that the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where our operations are located, previously enacted glacier protection legislation with which we comply. We believe we are legally entitled to continue our current activities on the basis of existing approvals. In this regard, the Federal Court in San Juan has granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Veladero and Pascua-Lama pending consideration of the constitutionality of the law by the Supreme Court of Argentina. It is possible that others may attempt to bring legal challenges seeking to restrict our activities based on the new federal law. We will vigorously oppose any such challenges.

The Australian government recently announced details of its proposed carbon tax scheme, which will commence on July 1, 2012. We have completed a preliminary assessment and expect the impact of complying with the legislation, to be an increase in our total cash costs of about $4 per ounce on a consolidated basis and about $20 per ounce for the regional business unit on an annualized basis.

Acquisitions and Divestitures

Acquisition of Equinox Minerals Limited

In April 2011, we announced an offer to acquire all of the issued and outstanding common shares of Equinox Minerals Limited (“Equinox”) for an all-cash offer of C$8.15 per share. This strategic, all-cash transaction, was accomplished without issuing equity or diluting our shareholders exposure to gold and has added two attractive assets to our portfolio which improve our

BARRICK SECOND QUARTER 2011	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

leverage to copper. By June 1, 2011, we had acquired 83% of the shares, thus obtaining control. We began consolidating operating results, including cash flows from this date onwards. By July 19, 2011, we had acquired 100% of the issued and outstanding common shares for total cash consideration of $7.482 billion. Equinox’s primary asset is the Lumwana copper mine, a high-quality, long-life property in the highly prospective Zambian Copperbelt region. Equinox’s other significant asset is the Jabal Sayid copper project in Saudi Arabia, which is currently in development and is expected to enter production in 2012. This acquisition was funded through our existing cash balances and $6.5 billion in new debt, as described below. Following the Equinox acquisition, operating guidance has been updated to include production from Lumwana, as well as capital expenditures expected at both Lumwana and Jabal Sayid in 2011. The contribution of Equinox operations has been consolidated into Barrick’s results effective June 1, 2011, onwards.

In April 2011, we secured a new $2 billion revolving credit facility with an interest rate of LIBOR plus 1.25%. In June 2011, we drew $1 billion on this credit facility. In May 2011, we drew $1.5 billion on our previously existing revolving credit facility, which has an interest rate of LIBOR plus 0.30%. In June 2011, we issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014; $1.1 billion of 2.90% notes due 2016; $1.35 billion of 4.40% notes due 2021; and $850 million of 5.70% notes due 2041. Guidance for interest expense in 2011 has been updated for these debt issuances.

The acquisition of Equinox for cash consideration of $7.482 billion has substantially changed the liquidity position of Barrick, with an increase in net debt from $2.1 billion to $10.2 billion, and a net debt to equity ratio of 0.47:1 at June 30, 2011.

Barrick Energy Acquisition

In June 2011, our oil and gas subsidiary, Barrick Energy, acquired all of the outstanding shares of Venturion Natural Resources Limited (“Venturion”), for approximately $185 million. The acquisition was made to acquire additional producing assets, proven and probable reserves as well as facilities to allow us to grow and expand our energy business. Barrick Energy provides a natural economic hedge against our fuel price exposure.

Full year 2011 Outlook1

	2011 E	2011 Original Guidance
Gold production and costs
Production (millions of ounces)	7.6 - 8.0	7.6 - 8.0
Cost of sales	5,100 - 5,300	5,100 - 5,300
Gold unit production costs
Total cash costs ($ per ounce)	450 - 480	450 - 480
Net cash costs ($ per ounce)[2,3]	290 - 320	340 - 380
Depreciation ($ per ounce)	150 - 160	150 - 160
Copper production and costs
Production (millions of pounds)[3]	455 - 475	~300
Cost of sales[3]	940 - 1,040	500 - 520
Copper unit production costs
Total cash costs ($ per pound)[3]	1.55 - 1.70	1.35 - 1.45
Depreciation ($ per pound)[3]	0.35 - 0.50	0.25 - 0.30
Other depreciation	35 - 45	35 - 45
Exploration and evaluation expense[4]	350 - 370	330 - 350
Exploration[4]	230 - 240	210 - 220
Evaluation	120 - 130	120 - 130
Corporate administration	160 - 170	160 - 170
Other expense[5]	340 - 360	325 - 350
Other income[5]	25 - 30	25 - 30
Finance income[6]	15 - 20	20 - 25
Finance costs[6]	200 - 220	60 - 80
Capital expenditures[7]
Minesite sustaining	1,000 -1,100	900 - 1,000
Open pit and underground mine development	900 - 1,000	750 - 850
Minesite expansion	600 - 650	450 - 500
Capital projects	2,300 - 2,450	2,100 - 2,300
Effective income tax rate	~33%	33%

[1]	Our latest 2011 E has been adjusted in the second quarter, and primarily reflects changes as a result of the Equinox acquisition.
[2]	Assumes a realized copper price of $4.00 per pound for the balance of 2011.
[3]

Guidance for net cash costs, copper production, copper cost of sales, total cash costs per pound and depreciation per pound have been updated in the second quarter, reflecting additional copper production expected from Lumwana as a result of the Equinox acquisition.

[4]

Guidance for exploration and evaluation has been updated in the second quarter, reflecting increased exploration and drilling activities that will be incurred during the year to support the expansion of the Lumwana operation. Total exploration expenditures in 2011 are expected to be about $370 - $390 million including $230 -$240 million in exploration expense and $140 - $150 million in capitalized exploration costs. Capitalized exploration costs are included in the guidance for open pit and underground mine development and minesite expansion.

[5]

Guidance for other expense has been updated in the second quarter, reflecting additional expenses expected from the Equinox acquisition. These figures do not include special items of $150 million in gains related to sale of assets, $82 million transaction of costs related to the Equinox acquisition and a $39 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% of the Cortez property in 2008.

[6]

Finance income guidance has been updated in the second quarter, reflecting a lower cash and equivalents balance as a result of the Equinox acquisition. Finance costs guidance has also been updated reflecting increased costs as a result of new debt issued in connection with the Equinox acquisition.

[7]

Capital expenditures guidance, which represents our equity share, has been adjusted to reflect additional expenditures as a result of the acquisition of Equinox. Incremental expenditures relate to minesite sustaining, development and expansion activities at the Lumwana mine and construction costs at the Jabal Sayid project. We now expect our full year capital expenditures to be in the range of $4.8 billion to $5.2 billion.

BARRICK SECOND QUARTER 2011	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

We continue to expect full year gold production to be in the range of 7.6 to 8.0 million ounces and full year gold total cash costs to be $450 to $480 per ounce. Our gold total cash costs are projected to increase in the second half as a result of changes in our production mix, with higher cost mine sites contributing a greater share of total company production. We also expect our gold cost of sales to be within the range of $5.1 billion to $5.3 billion for the year, in line with our original guidance.

We expect full year copper production to be in the range of 455 to 475 million pounds, reflecting increased production from Lumwana as a result of our acquisition of Equinox. Consequently, we expect full year total copper cash costs to be $1.55 to $1.70 per pound, reflecting the inclusion of higher cost production from the Lumwana copper mine in the sales mix. Similarly, we expect our copper cost of sales to be within the range of $940 to $1,040 million.

We continue to target increasing our gold production to 9 million ounces1 within the next five years. Total cash costs are expected to benefit from its large, low cost projects, primarily Pueblo Viejo and Pascua-Lama, as these mines come on stream. Once at full capacity, these two mines are expected to contribute about 1.4-1.5 million ounces of average annual production over the first full five years of operation and are expected to lower Barrick’s overall total cash costs by about 20%. At current metal prices, these two projects are anticipated to generate combined average annual EBITDA of about $2.8 billion to Barrick over the same period.

Market Review

Gold and Copper Prices

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. The gold price remained historically strong in the second quarter, with the price ranging from $1,413 to an all-time high of $1,578 per ounce (subsequent to quarter end, gold set a new high of $1,628 per share on July 27) due to continuing economic and political uncertainties and continued weakness in the US dollar. The price of gold closed at $1,506 per ounce, while the average quarterly market price of $1,506 was a new quarterly record and represented a $309 or 26% per ounce increase from the

[1]

The target of 9 Moz of annual production within five years reflects a current assessment of the expected production and timeline to complete and commission Barrick’s projects currently in construction (Pueblo Viejo and Pascua-Lama) and the Company’s current assessment of existing mine site opportunities, some of which are sensitive to metal price and various capital and input cost assumptions.

$1,197 per ounce average market price in the same prior year period.

Due to the slower pace of economic recovery, historically accommodative monetary policies put in place by the world’s most prominent central banks, geopolitical issues, and European sovereign debt concerns, gold has continued to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency. In addition, the weakness of the US dollar and strength of physical demand remain significant drivers of the overall gold market. We expect that a continuation of these trends should be supportive of higher gold prices.

Gold prices also continue to be influenced by negative long-term trends in global gold mine production and the impact of central bank gold activities. We believe that the outlook for global gold mine production will be one of declining supply in the years to come, which is supported by a lack of significant growth over the past 10 years despite increases in the gold price. While modest increases in production have occurred in recent years, we continue to expect a decline over the long term. When the International Monetary Fund (“IMF”) completed its previously announced and approved sale of gold in late 2010, no other significant seller of gold emerged from the official sector. In the second year of the current Central Bank Gold Agreement, which began in September 2010, the signatory members have sold only 1 ton of gold, or less than 1% percent of the maximum agreed amount, while the central banks of Mexico, Russia and Thailand, among others, have been adding to gold reserves.

Copper prices also remained strong in the second quarter of 2011, trading in a range of $3.86 per pound to $4.51 per pound. The average price for the second quarter was $4.14 per pound and the closing price was $4.22 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, and increasing investor interest in base metals with strong forward-looking supply/demand fundamentals. Copper prices should continue to be positively influenced by demand from Asia, global economic growth, the limited availability of scrap and production levels of mines and smelters in the future. In the near term, expectations of a physical deficit of refined copper in 2011 should keep prices at historically strong levels.

Utilizing option collar strategies, we have put in place floor protection on approximately 45% of our remaining expected copper production for 2011 at an average floor price of $3.27 per pound. In addition, we have sold call

BARRICK SECOND QUARTER 2011	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

options on approximately 55% of our remaining expected 2011 production at an average price of approximately $4.85 per pound. Our realized price on remaining 2011 production is expected to be reduced by $0.06 per pound as a result of the net premium paid on hedging strategies, which was $20 million. We have similarly put in place floor protection on approximately 45% of our expected copper production for 2012 at an average floor price of $3.75 per pound and have sold call options on approximately 40% of our expected 2012 production at an average price of approximately $5.50 per pound. Our realized price on all 2012 production is expected to be reduced by $0.12 per pound as a result of the net premium of $71 million paid on hedging strategies. Our remaining copper production is subject to market prices.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold total cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project, which is currently in the construction phase. In the first five full years of production, Pascua-Lama is expected to produce an average of 35 million of ounces of silver annually. Each $10 increase in silver price is expected to contribute approximately $260 million to $300 million2 in revenue and pre-tax earnings in each of the first full five years of operation.

In the second quarter, silver prices traded in a wide range of $32.31 per ounce to a 31-year high of $49.79 per ounce, averaged an all-time quarterly high of $37.96 per ounce and closed the quarter at $35.02 per ounce. Silver has managed to reach long-term highs due mainly to very strong investment demand, which is driven by factors similar to those influencing investment demand for gold. The physical silver market is currently in surplus and, while continuing global economic growth is expected to improve currently weak industrial demand, investment demand is expected to continue to be the primary driver of prices in the near term.

During the quarter, utilizing option collar strategies, we continued to take advantage of high silver market prices by adding hedge protection against expected future silver production. We purchased 15 million ounces of silver collar contracts to designate as hedges against silver bullion sales from our silver producing mines in the

[2]

Includes the impact of the Silver Wheaton transaction, which sold 25% of life of mine silver production at a price that does not fluctuate with market silver prices. Excludes the impact of our silver option collar strategy.

second quarter and paid $19 million in net premium for this hedging strategy.

As a result, we now have protection on a total of 45 million ounces of expected silver production over the period from 2013 to 2018 with an average floor price of $23 per ounce and an average ceiling price of $57 per ounce.

In 2009, we entered into a transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby we sold 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Silver Wheaton will make upfront payments totaling $625 million ($350 million received as at December 31, 2010). Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the agreement. The effective selling price of silver under the agreement is about $13.72 per ounce.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs and exposure to the Chilean peso as a result of the construction of our Pascua-Lama project and mine operating costs. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha and Argentinean peso through mine operating and capital costs.

In second quarter 2011, the US dollar remained weak against our currency exposures, primarily as a result of the low interest rates offered on US dollars, concerns about the level of US governmental borrowing and deficits, and increasing investor appetite for riskier assets. At the same time, Australia, Canada and Chile each continue to emerge from the global economic crisis better than many other OECD countries. Due in part to strong prices for commodities produced in each country, the Australian dollar, Canadian dollar and Chilean peso have performed strongly against the currencies of larger developed economies, including the US dollar, Euro, and Japanese yen. In the quarter, the Australian dollar traded in a range of $1.03 to $1.10 against the US dollar, while the US dollar against the Canadian dollar and

BARRICK SECOND QUARTER 2011	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Chilean peso yielded ranges of $0.94 to $0.99 and CLP458 to CLP481, respectively.

In the second quarter, we recorded gains in earnings of approximately $98 million for our Australian, Canadian and Chilean peso hedges, primarily impacting our gold and copper production and corporate administration costs. We are largely hedged for our Australian dollar, Canadian dollar and Chilean peso operating and administrative expenditures for the remainder of 2011 and, consequently, further fluctuations of the US dollar against these currencies should not have a significant impact on our guidance for cash costs or corporate administrative costs. We also have Chilean peso contracts in place to hedge a portion of our capital expenditures, primarily at the Pascua-Lama project. For the remainder of the year, we expect to record hedge gains in net earnings of approximately $210 million on our Australian dollar, Canadian dollar and Chilean peso hedge positions assuming average market exchange rates of $1.07, $0.96 and CLP 469, respectively.

AUD Currency Contracts

	Contracts (AUD millions)	Effective average hedge rate (AUDUSD)	% of Expected AUD Exposure[1]
2011[2]	808	0.76	92%
2012	1,182	0.75	84%
2013	882	0.72	72%
2014	515	0.75	46%
2015	112	0.85	13%

CAD Currency Contracts
	Contracts[3] (CAD millions)	Effective average hedge rate (USDCAD)	% of Expected CAD Exposure[1]
2011[2]	182	1.02	87%
2012	44	1.01	11%

CLP Currency Contracts
	Contracts (CLP millions)[4]	Effective average hedge rate (USDCLP)	% of Expected CLP Exposure[5]
2011[2]	86,325	508	57%
2012	131,992	507	38%
2013	151,800	506	29%
2014	229,200	503	33%

[1]	Includes all forecasted operating, sustainable and eligible project capital expenditures.
[2]	Amounts presented represent contracts for the remaining period of 2011.
[3]	Includes $167 million CAD contracts with a cap and floor of $1.01 and $1.11, respectively.
[4]	Includes CLP 409,500 million collar contracts that are an economic hedge of capital expenditures, primarily at our Pascua-Lama project, with a cap and floor of CLP 506 and CLP 583, respectively.
[5]	Includes all forecasted operating, sustainable and forecasted project capital expenditures.

Fuel

Geopolitical tensions in certain oil-producing nations, strong emerging market demand, continued economic recovery and the release of oil by the member countries of the International Energy Agency, combined to create a volatile environment for the price of oil in the second quarter.

The price of West Texas Intermediate (“WTI”) crude oil traded in a wide range of $90 to $115 per barrel in the second quarter, closed at $95 per barrel and averaged $102 per barrel in the quarter, compared to an average of $78 in the same prior year period.

On average, we consume approximately 4.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to similar volatility that affects crude oil prices. Volatility in fuel prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility, we employ a strategy of

BARRICK SECOND QUARTER 2011	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to high oil prices. We currently have financial contracts in place totaling 5.4 million barrels, of which 1.2 million are set to mature in 2011 representing approximately 50% of our total estimated direct consumption for the remainder of the year. In the following 3 years, we have contracts for 4.2 million barrels representing approximately 30% of our total estimated direct consumption.

In the second quarter, we recorded a hedge gain of $16 million on our fuel hedge positions (02 2010: $16 million loss) and expect to record hedge gains of approximately $30 million for the remainder of 2011 based on an assumed average market WTI crude oil price of $95 per barrel.

For the remainder of 2011, we expect Barrick Energy to produce about 1.9 million boe. The net contribution from the production of Barrick Energy is expected to provide a natural offset to about 1.4 million boe after factoring in the impact of oil production royalties. This Barrick Energy contribution, along with our financial fuel hedges, provides hedge protection for approximately 85% of our estimated remaining fuel consumption for 2011.

Financial Fuel Hedge Summary

	Barrels[1] (thousands)	Average Price	% of Expected Exposure
2011	1,192	$ 98	50%
2012	1,833	105	40%
2013	1,580	85	36%
2014	840	96	19%
	5,445	96	35%

[1]

Refers to contracts for a combination of WTI, ULSD, WTB, MOPS, Brent and JET. Products other than WTI have market prices in excess of WTI due to refining and location premiums. As a result, our average price on hedged barrels for 2011 - 2013 is $83 per barrel on a WTI-equivalent basis.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level through the second quarter of 2011. We expect that short-term rates will remain at low levels through 2011 and into 2012, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.9 billion at June 30, 2011); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($3.6 billion at June 30, 2011). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK SECOND QUARTER 2011	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING RESULTS

Summary of Operating Results

For the six months ended June 30	For the three months ended June 30		For the six months ended June 30
($ millions, except per share data in dollars)	2011	2010	2011	2010
Revenues	$ 3,426	$ 2,621	$ 6,516	$ 5,202
Net earnings	1,159	859	2,160	1,679
Per share[1]	1.16	0.87	2.16	1.70
Adjusted net earnings[2]	1,117	824	2,121	1,587
Per share[1]	1.12	0.84	2.12	1.61
EBITDA[2]	$ 2,090	$ 1,489	$ 3,918	$ 3,082

1	Calculated using weighted average number of shares outstanding under the basic method.
[2]

Adjusted net earnings and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 54 - 60 of this MD&A.

Net earnings for the three and six month periods ended June 30, 2011 were $1,159 million and $2,160 million, respectively, compared to net earnings of $859 million and $1,679 million for the same prior year periods. Adjusted net earnings for the three and six month periods ended June 30, 2011 were $1,117 million and $2,121 million, respectively, compared to adjusted net earnings of $824 million and $1,587 million for the same prior year periods. The increases in net earnings and adjusted net earnings for the three and six month periods ended June 30, 2011 were primarily driven by higher realized gold and copper prices, partially offset by higher income tax expense and higher cost of sales applicable to gold.

Significant adjusting items in the second quarter include: $66 million in gains from sale of assets and $49 million in unrealized gains on our derivative hedge; partially offset by $83 million in acquisition related costs as a result of the Equinox transaction. Significant adjusting items for the six month periods ended June 30, 2011 include adjusting items including the above items along with a $67 million gain related to our investment in Sedibelo and related assets; partially offset by a $23 million post-tax charge for the recognition of a liability for contingent consideration related to the acquisition of an additional 40% of the Cortez property in 2008.

We hedge a portion of our expected future silver and copper production using option collars that provide us with downside price protection risk while still allowing for significant upside participation should market prices continue to increase. Our silver and copper collars have been designated as accounting hedges. However, under IFRS accounting rules, changes in the fair value of option collars due to changes in time value are excluded from the hedge effectiveness assessment and are consequently recognized in the consolidated statement of income. Gains/losses attributable to time value will revert to nil over the term of an option collar, but could result in significant income statement volatility in periods they are outstanding. Provided that market prices remain inside the collar band, no gain/loss will be recognized on the settlement of the positions at maturity. Similarly, we have Chilean peso currency collars to hedge a portion of our exchange rate exposure related to the construction of our Pascua-Lama project and fuel and electricity contracts to hedge a portion of our expected future energy consumption. Although these positions provide an effective economic hedge, they do not meet the strict criteria for hedge accounting and, consequently, the unrealized gains/losses related to these positions are recognized in the consolidated statement of income.

We remove the unrealized gains/losses on our silver and copper option collar hedges and our economic hedge positions for currency and energy exposures from our adjusted net earnings measure as they are not indicative of a realized economic loss or the underlying performance of the business in the period. The realized gains/losses on those positions are reflected in net earnings and adjusted net earnings in the period in which the position is settled.

EBITDA was $2,090 million and $3,918 million in the three and six month periods ended June 30, 2011, respectively, compared to EBITDA of $1,489 million and $3,082 million in the same prior year periods. The increases in EBITDA primarily reflect the increases in pre-tax earnings.

BARRICK SECOND QUARTER 2011	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Operating Performance Metrics
	For the three months ended June 30				For the six months ended June 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound data in dollars)	2011	2010	2011	2010	2011	2010	2011	2010
Production (000s oz/millions of lbs)[1]	1,977	1,944	93	102	3,934	4,005	168	202
Revenues
000s oz/millions lbs	1,915	1,903	82	105	3,778	3,962	162	198
$ millions[2]	$ 3,000	$ 2,346	$ 342	$ 226	$ 5,666	$ 4,636	$ 687	$ 463
Market price[3]	1,506	1,197	4.14	3.18	1,445	1,152	4.26	3.23
Realized price[3,4]	1,513	1,205	4.07	2.93	1,452	1,158	4.16	3.10
Cost of sales ($ millions)	1,292	1,138	174	106	2,497	2,295	295	203
Total cash costs[3,4]	445	401	$ 1.56	$ 1.13	441	397	$ 1.41	$ 1.09
Net cash costs[3,4]	$ 338	$ 302			$ 323	$ 297

1	Reflects our equity share of production.
[2]	Represents sales on a 100% consolidated basis.
[3]	Per ounce/pound weighted average.
[4]

Realized price, total cash costs and net cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 54 - 60 of this MD&A.

BARRICK SECOND QUARTER 2011	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

In the second quarter of 2011, gold and copper revenues totaled $3,000 million and $342 million, respectively, up 28% and 51% respectively, compared to the second quarter 2010, primarily due to higher realized gold and copper prices, partially offset by lower copper sales volumes. For the first half of 2011, gold and copper revenues totaled $5,666 million and $687 million, respectively, up 22% and 48% respectively, compared to the first half of 2010, due to higher realized gold and copper prices, partially offset by lower gold and copper sales volumes.

Realized gold prices for the three and six month periods ended June 30, 2011 were $1,513 per ounce and $1,452 per ounce, respectively, up $308 and $294 per ounce, respectively, compared to same prior year periods. The increase in realized prices reflect the increase in market gold prices, which averaged $1,506 per ounce and $1,445 per ounce for three and six month periods ended June 30, 2011, compared to market prices gold prices of $1,197 and $1,152 for the same prior year periods. Realized copper prices for the three and six month periods ended June 30, 2011 were $4.07 per pound and $4.16 per pound, up 39% and 34% respectively, compared to the same prior year periods due to higher market prices for copper.

Cost of sales

Cost of sales applicable to gold for the three and six month periods ended June 30, 2011 were $1,292 million and $2,497 million, respectively, including depreciation expense of $292 million and $556 million, respectively, for the three and six month periods. This compares to cost of sales of $1,138 million and $2,295 million for the same prior year periods, including depreciation expense of $283 million and $563 million, respectively. The increase over the same prior year periods reflects higher direct mining costs, including higher labor, energy, maintenance and consumables costs; which were partially offset by an increase in capitalized production phase stripping.

Cost of sales applicable to copper for the three and six month periods ended June 30, 2011 were $174 million and $295 million, respectively, up 64% and 45% respectively over same prior year periods. The increase reflects the impact of production from Lumwana beginning on June 1, 2011; and higher direct mining costs at Zaldívar, primarily due to higher power and sulfuric acid prices; partially offset by lower copper sales volumes at Zaldívar and due to the divestiture of Osborne at the end of third quarter 2010.

Total cash costs and net cash costs

Gold total cash costs for the three and six month periods ended June 30, 2011 were $445 per ounce and $441 per ounce, respectively, up 11% from same prior year periods. The increase reflects the same factors impacting cost of sales applicable to gold, as well as the impact of lower production levels in South America, our lowest cost Regional Business Unit (“RBU”), which resulted in higher consolidated unit production costs.

Copper total cash costs for the three and six month periods ended June 30, 2011 were $1.56 per pound and $1.41 per pound, respectively, up 38% and 29%, respectively, from same prior year periods. The increase reflects the same factors impacting cost of sales applicable to copper, as well as the impact of lower average head grades on production levels, which resulted in higher unit production costs.

Gold net cash costs for the three and six month periods ended June 30, 2011 were $338 per ounce and $323 per ounce, respectively, up 12% and 9% respectively, over same prior year periods. The increase reflects higher gold total cash costs per ounce, partially offset by higher copper credits due to higher realized copper prices.

Cash margins

Net cash margins per ounce for the three and six month periods ended June 30, 2011 were $1,175 per ounce and $1,129 per ounce, respectively, an increase of 30% and 31%, respectively over the same prior year periods. Total and net cash margins per ounce illustrate the trends in profitability and the impact of fluctuations in realized prices and net cash costs on our ability to generate earnings and operating cash flow.

BARRICK SECOND QUARTER 2011	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other operating expenses

Exploration and evaluation (“E&E”) expenditures for the three and six month periods ended June 30, 2011 were $114 million and $197 million respectively, of which $89 million and $154 million respectively were expensed, and $25 million and $43 million respectively were capitalized. This compares to E&E expenditures for the same prior year periods of $81 million and $141 million, respectively, of which $56 million and $100 million were expensed, and $25 million and $41 million were capitalized, respectively.

Minesite exploration expenditures increased primarily due to increased exploration at Bald Mountain, Granny Smith and at ABG, partially offset by decreased exploration at Porgera. Exploration expenditures for the global programs increased primarily due to increased expenditures in Australia Pacific Region. The evaluation expenditures increase relates to evaluation studies at Cortez, Bald Mountain, Cowal and at the Pueblo Viejo project. We expect E&E expenditures to increase by about $50 million including both amounts expensed and capitalized, in the second half of the year primarily due to an extensive drilling program at Lumwana in support of the mine expansion study.

Exploration and evaluation

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Exploration:
Minesite programs	$ 20	$ 11	$ 41	$ 21
Global programs	36	26	57	44
Evaluation	33	19	56	35
Subtotal	89	56	154	100
Capitalized E&E costs	$ 25	$ 25	$ 43	$ 41
Total E&E expenditures	$ 114	$ 81	$ 197	$ 141

Other expense for the three and six month periods ended June 30, 2011 was $127 million and $256 million, respectively, compared to $159 million and $234 million, respectively, for the same prior year periods. The decrease in other expense for the second quarter relates to lower currency translation losses and lower rehabilitation costs at some of our closed mines, partially offset by $37 million acquisition related costs for the Equinox acquisition. The increase in other expense for the six month period ended June 30, 2011 was primarily due to a $39 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% of the Cortez property in 2008, partially offset by lower currency translation losses and lower rehabilitation costs at closed mines.

Finance costs incurred for the three and six month periods ended June 30, 2011 were $48 million and $80 million, respectively, compared to $47 million and $113 million for the same prior year periods. Interest costs incurred for the three and six month periods ended June 30, 2011 were $120 million and $233 million, respectively, up 6% and 9% from $113 million and $213 million, respectively, from same prior year periods. The increase in interest costs incurred primarily relates to Pueblo Viejo project financing for which drawdowns began at the end of second quarter 2010, as well as interest incurred on debt taken out to finance the Equinox acquisition. Interest capitalized in first quarter 2011 increased significantly over the comparable prior period primarily due to increased construction activity at our Pueblo Viejo and Pascua-Lama projects.

Interest Expense

	For the three months ended June 30		For the six months ended June 30

(in $ millions)	2011	2010	2011	2010
Interest costs
Incurred	$ 120	$ 113	$ 233	$ 213
Capitalized	(89)	(71)	(177)	(120)
Interest expensed	$ 31	$ 42	$ 56	$ 93

BARRICK SECOND QUARTER 2011	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Tax

Income tax expense was $550 million in second quarter 2011. The underlying effective tax rate for income in second quarter 2011 was 33%. Income tax expense was $1,044 for the six months ended June 30, 2011. The underlying effective tax rate for the six months was 33%.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets, and therefore the amount of deferred tax assets or liabilities, to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and deferred tax liabilities. Our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Summary Cash Flow Performance

	For the three months ended June 30		For the six months ended June 30
($ millions, except per share data in dollars)	2011	2010	2011	2010
Operating cash flow	$690	$1,108	$2,125	$2,238
Adjusted operating cash flow[1]	$938	$1,127	$2,377	$2,278

[1]

Adjusted operating cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 55 of this MD&A.

Operating cash flow and adjusted operating cash flow are important indicators of the Company’s ability to generate sufficient cash flow from operations to fund our sustaining and project capital expenditures, which are necessary to maintain and grow our production levels and to return capital to shareholders by way of dividend payments.

Operating cash flow and adjusted operating cash flow for the three month period ended June 30, 2011 were $690 million and $938 million, respectively, compared to $1,108 million and $1,127 million, respectively, for the same prior year period. Operating cash flow and adjusted operating cash flow were negatively impacted by an increase in income tax payments, primarily due to final 2010 income tax payments in Argentina, Australia and Chile. Income tax payments totaled $736 million in the second quarter of 2011, of which $420 million related to 2010 tax payments in the above jurisdictions, compared to $245 million in the same prior year period. Income tax payments are expected to decrease to about $400 million per quarter in the remaining quarters of 2011. In addition, we expect to make an intercompany dividend withholding tax payment of about $85 million in the third quarter.

Operating cash flow and adjusted operating cash flow for the six month period ended June 30, 2011 were $2,125 million and $2,377 million, respectively, compared to operating cash flow and adjusted operating cash flow of $2,238 million and $2,278 million, respectively, for the same prior year period. Operating cash flow and adjusted operating cash flow were negatively impacted by an increase in income tax payments in the second quarter of 2011, which was partially offset by higher realized gold and copper prices. Income tax payments totaled $1,024 million in the first half of 2011, of which $470 million related to 2010 income tax payments as described previously.

BARRICK SECOND QUARTER 2011	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below illustrates the sensitivity impact of changes in gold and copper prices on our ability to grow EBITDA on an annualized basis, assuming a full year’s production from Zaldívar and Lumwana at 2011 production levels.

	Change in price	Impact on EBITDA
Gold	$100/oz	$ 0.8 billion
Copper[1]	$0.50/lb	$ 0.3 billion

1.

We have certain hedging strategies in place whereby we have hedged a portion of our expected copper production. As a result, our copper prices are subject to a cap of 4.85 per pound on 56% of our remaining 2011 production and floor of 3.27 per pound on 47% of our remaining 2011 production. If the copper price, which closed at $4.15 per pound at the end of June 30, 2011, increased by more than $0.68 per pound, there would be no impact on our earnings and cash flow from settlement of these derivative contracts.

Mining Overview1

	For the three months ended June 30			For the six months ended June 30
	2011	2010	% Change	2011	2010	% Change
Gold
Ore tons mined (000s)	36,667	39,262	(7%)	68,521	76,192	(10%)
Waste tons mined (000s)	152,524	141,451	8%	300,864	285,426	5%
Total tons mined (000s)	189,191	180,713	5%	369,385	361,618	2%
Ore tons processed (000s)	39,329	35,263	12%	76,984	73,519	5%
Average grade (ozs/ton)	0.059	0.063	(6%)	0.059	0.063	(6%)
Recovery rate	85.2%	87.9%	(3%)	86.6%	86.9%	-
Gold produced (000s/oz)	1,977	1,944	2%	3,934	4,005	(2%)
Copper
Ore tons mined (000s)	12,204	14,482	(16%)	21,497	25,454	(16%)
Waste tons mined (000s)	16,696	6,226	168%	25,138	12,793	96%
Total tons mined (000s)	28,900	20,708	40%	46,635	38,247	22%
Ore tons processed (000s)	12,986	15,419	(16%)	22,637	25,911	(13%)
Average grade (percent)	0.466	0.619	(25%)	0.580	0.643	(10%)
Copper produced (millions of lbs)	93	102	(9%)	168	202	(17%)

[1]	The amounts presented in this table include the results of discontinued operations.

Production

Gold production for the three months ended June 30, 2011 increased by 2% over the same prior year period primarily due to higher production in North America, partially offset by lower production in South America, Australia and ABG. Gold production for the six months ended June 30, 2011 decreased by 2% over the same prior year period due to lower production in South America Australia and ABG, partially offset by higher production in North America.

Copper production for the three and six month periods ended June 30, 2011 decreased by 9% and 17%, respectively, over the same prior year periods. The decreases were primarily due to lower production at Zaldívar and the impact of the divestiture of Osborne in third quarter 2010. The decreases were partially offset by production from Lumwana, which we acquired as part of the Equinox transaction on June 1, 2011.

Total tons mined for the three and six month periods ended June 30, 2011 were 5% and 2% higher than the same prior year periods. Ore tons processed for the three and six month periods end June 30, 2011 were 12% and 5% higher than the same prior year periods. The increase were primarily due to an increase in tons processed at Bald Mountain, Golden Sunlight, Cortez, Marigold and Pierina, partially offset by fewer tons processed at Veladero, Lagunas Norte and at Osborne due to its divestiture in third quarter 2010. Higher tons were processed at Bald Mountain as it completed the expansion phase earlier this year. At Golden Sunlight, higher tons were processed as it began production in 2011 after an extended development phase which began in 2009. At Cortez, higher tons were processed in 2011 as some ore

BARRICK SECOND QUARTER 2011	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

that was stockpiled in 2010 were processed in 2011. At Marigold, higher tons were processed in 2011 as mining in 2010 was delayed by a wall failure. At Veladero, fewer tons were processed due to lower crusher availability. At Lagunas Norte, fewer ore tons were processed due to planned maintenance.

Review of Operating Segments Results

We report our results of operations using a geographical business unit approach, with producing mines concentrated in three RBUs: North America, South America and Australia Pacific. We also hold a 73.9% equity interest in ABG, which includes our previously held African gold mines and exploration properties. In addition, we have a Capital Projects segment that focuses on managing major capital projects. This structure reflects how we manage our business and how we classify our operations for business planning and measuring performance. In second quarter 2011, we completed the acquisition of Equinox which is comprised of the Lumwana copper mine and the Jabal Sayid development project. The mine is in the process of being integrated into our Australia Pacific RBU and the results of the Jabal Sayid development project have been grouped with Capital Projects.

North America

Summary of Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
	2011	2010	% Change	2011	2010	% Change
Total tons mined (000s)	108,066	103,185	5%	212,662	207,528	2%
Ore tons processed (000s)	14,132	10,033	41%	27,657	21,407	29%
Average grade (ozs/ton)	0.073	0.088	(17%)	0.074	0.080	(8%)
Gold produced (000s/oz)	923	755	22%	1,785	1,484	20%
Cost of sales ($ millions)	$ 494	$ 449	10%	$ 952	$ 893	7%
Total cash costs (per oz)	$ 404	$ 438	(8%)	$ 400	$ 447	(11%)
Segment income ($ millions)[1]	$ 782	$ 404	94%	$ 1,427	$ 727	96%
Segment EBITDA ($ millions)[2]	$ 918	$ 529	74%	$ 1,683	$ 968	74%
Capital expenditures (millions)[3]	$ 145	$ 118	23%	$ 382	$ 241	59%

[1]	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 58 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income increased by $389 million and $378 million, respectively, in the three month period ended June 30, 2011 and $715 million and $700 million, respectively, in the six month period ended June 30, 2011, compared to the same prior year periods. The increases were primarily as a result of higher realized gold prices and sales volumes at lower total cash costs.

Gold production for the three and six month periods ended June 30, 2011 was higher by 22% and 20%, respectively, from the same prior year periods. These increases were primarily due to higher production at Cortez, Ruby Hill and at Golden Sunlight, which began producing gold in 2011 after an extended redevelopment phase which began in 2009. Production at Cortez increased by 42% and 36% for the three and six month periods ended June 30, 2011 respectively, over the same prior year periods, reflecting the mining of higher grade ore. For the six month period ended June 30, 2011, the increase in production was also due to the impact of production at Cortez Hills open pit operations which commenced in February 2010. At Ruby Hill, production for the three and six month periods ended June 30, 2011, increased due to mine sequencing.

Cost of sales for the three and six month periods ended June 30, 2010 were higher by 10% and 7%, respectively, from the same prior year periods, primarily due to higher direct mining costs, particularly for labor and energy. The increase in direct mining costs was partially offset by an increase in capitalized production phase stripping costs at Goldstrike, Cortez, Bald Mountain and Turquoise Ridge.

BARRICK SECOND QUARTER 2011	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs were down 8% and 11%, to $404 per ounce and $400 per ounce, respectively, for the three and six month periods ended June 30, 2011, compared to the same prior periods, due to the impact of higher production levels, particularly at Cortez, which more than offset the increase in direct mining costs.

We continue to expect full year production to be in the range of 3.30 to 3.46 million ounces at total cash costs of $425 to $450 per ounce for the region.

South America

Summary of Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
Gold	2011	2010	% Change	2011	2010	% Change
Total tons mined (000s)	41,710	37,392	12%	81,901	74,186	10%
Ore tons processed (000s)	17,144	16,545	4%	33,262	34,311	(3%)
Average grade (ozs/ton)	0.035	0.038	(8%)	0.034	0.042	(19%)
Gold produced (000s/oz)	453	566	(20%)	951	1,225	(22%)
Cost of sales ($ millions)	$ 244	$ 191	28%	$ 430	$ 389	11%
Total cash costs (per oz)	$ 373	$ 204	83%	$ 358	$ 190	88%
Segment income ($ millions)[1]	$ 459	$ 452	2%	$ 794	$ 967	(18%)
Segment EBITDA ($ millions)[2]	$ 521	$ 519	-	$ 898	$ 1,098	(18%)
Capital expenditures (millions)[3]	$ 76	$ 83	(8%)	$ 124	$ 118	5%
Copper
Copper produced (millions of lbs)	69	78	(12%)	144	158	(9%)
Cost of sales ($ millions)	$ 111	$ 106	5%	$ 222	$ 203	9%
Total cash costs (per lb)	$ 1.45	$ 1.07	36%	$ 1.33	$ 1.06	25%
Segment income ($ millions)[1]	$ 163	$ 117	39%	$ 375	$ 256	46%
Segment EBITDA ($ millions)[2]	$ 181	$ 138	31%	$ 412	$ 297	39%
Capital expenditures (millions)[3]	$ 10	$ 4	150%	$ 18	$ 14	29%

1	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 58 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for the gold segment increased by $2 million and $7 million, respectively, in the three month period ended June 30, 2011, primarily as a result of higher realized gold prices, partially offset by lower sales volumes and higher total cash costs. Segment EBITDA and segment income decreased by $200 million and $173 million, respectively, in the six month period ended June 30, 2011, largely due to lower sales volumes and higher total cash costs, partially offset by higher realized gold prices.

Gold production for the three and six month periods ended June 30, 2010 was lower by 20% and 22%, respectively, from the same prior year periods. These decreases were primarily due to lower production at Lagunas Norte, as a result of mine sequencing which resulted in lower grade ore being mined and a decrease in lower tons processed, as well as lower leach recoveries compared to prior year periods.

Cost of sales applicable to gold for the three and six month periods ended June 30, 2011 were higher by 28% and 11%, respectively, from the same prior year periods. The increases were primarily due to higher direct mining costs, largely due to inflationary pressures in Argentina and lower capitalized production phase stripping costs at Veladero, partially offset by lower depreciation expense as a result of reduced sales volumes.

Total cash costs were up 83% and 88%, to $373 per ounce and $358 per ounce respectively, for the three and six month periods ended June 30, 2011, over the same prior periods, reflecting higher direct mining costs and lower production levels, particularly from the lower cost Lagunas Norte mine.

We continue to expect full year gold production to be in the range of 1.8 to 1.935 million ounces at total gold cash costs of $350 to $380 per ounce for the region.

BARRICK SECOND QUARTER 2011	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Segment EBITDA and segment income for the copper segment increased by $43 million and $46 million, respectively, in the three month period ended June 30, 2011 and $115 million and $119 million, respectively, in the six month period ended June 30, 2011, compared to the same prior year periods. The increases were primarily as a result of higher realized copper prices, partially offset by lower sales volumes and higher total cash costs.

Copper production for the three and six month periods ended June 30, 2011 was lower by 12% and 9%, respectively, from the same prior year periods primarily due to lower tons processed as a result of lower grades.

Cost of sales applicable to copper for the three and six month periods ended June 30, 2011 was higher by 5% and 9%, respectively, from the same prior year periods. The increases were primarily due to higher input prices for fuel, power and sulfuric acid, partially offset by lower depreciation expense as a result of reduced sales volumes. Total cash costs were up 36% and 25%, to $1.45 and $1.33 per pound, respectively, for the three and six month periods ended June 30, 2011 compared to the same prior year periods, reflecting higher direct production costs and lower production levels.

We continue to expect full year copper production to be around 300 million pounds at total copper cash costs in the range of $1.40 to $1.50 per pound.

Australia Pacific

Summary of Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
Gold	2011	2010	% Change	2011	2010	% Change
Total tons mined (000s)	30,535	31,763	(4%)	56,363	61,239	(8%)
Ore tons processed (000s)	6,674	7,106	(6%)	13,122	14,181	(7%)
Average grade (ozs/ton)	0.080	0.078	3%	0.081	0.078	4%
Gold produced (000s/oz)	463	482	(4%)	922	971	(5%)
Cost of sales ($ millions)	$ 370	$ 354	5%	$ 755	$ 720	5%
Total cash costs (per oz)	$ 611	$ 560	9%	$ 597	$ 557	7%
Segment income ($ millions)[1]	$ 282	$ 191	48%	$ 581	$ 354	64%
Segment EBITDA ($ millions)[2]	$ 350	$ 258	36%	$ 717	$ 490	46%
Capital expenditures (millions)[3]	$ 101	$ 87	16%	$ 209	$ 162	29%
Copper
Copper produced (millions of lbs)	24	24	-	24	44	(45%)
Cost of sales ($ millions)	$ 63	-	-	73	-
Total cash costs (per lb)	$ 1.97	$ 1.31	50%	$ 1.90	$ 1.20	58%
Segment income ($ millions)[1]	$ 7	-	-	$ 23	-	-
Segment EBITDA ($ millions)[2]	$ 16	-	-	$ 32	-	-
Capital expenditures (millions)[3]	$ 19	-	-	$ 19	-	-

[1]	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 58 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for the gold segment increased by $92 million and $91 million, respectively, in the three month period ended June 30, 2011 and $227 million in the six month period ended June 30, 2011, compared to the same prior year periods. The increases were primarily as a result of higher realized gold prices, partially offset by lower sales volumes and higher total cash costs.

Gold production for the three and six month periods ended June 30, 2011 was lower by 4% and 5%, respectively, from the same prior year periods. These decreases were primarily due to lower production at Kanowna and Cowal, and the impact of the divestiture of Osborne in the third quarter of 2010, partially offset by higher production at Yilgarn South.

BARRICK SECOND QUARTER 2011	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production at Cowal decreased by 14% and 10% for the three and six month periods ended June 30, 2011, respectively, over the same prior periods due to mining lower grade zones of the pit. Production at Kanowna decreased by 10% and 6% for the three and six month periods ended June 30, 2011, respectively, over the same prior periods due to lower mined grade resulting from dilution and lower mill utilization.

Cost of sales applicable to gold for the three and six month periods ended June 30, 2011 were both higher by 5%, from the same prior year periods. The increases were primarily due to higher direct mining costs, particularly for labor, energy and diesel and a decrease in capitalized production phase stripping costs at Porgera and Kalgoorlie.

Total cash costs were up 9% and 7%, to $611 per ounce and $597 per ounce, respectively, for the three and six month periods ended June 30, 2011, over the same prior periods, reflecting higher direct mining costs and lower production levels.

We continue to expect full year gold production to be in the range of 1.85 to 2.0 million ounces at total cash costs of $610 to $635 per ounce for the region.

The copper segment in Australia Pacific RBU currently consists of the Lumwana copper mine that was acquired as part of the Equinox transaction. In 2010, copper production came from the Osborne mine that was sold in September 2010. The Copper segment’s EBITDA and income was $16 million and $7 million, respectively, for the three month period ended June 30, 2011 and $32 million and $23 million, respectively in the six month periods ended June 30, 2011.

Copper production for the three and six month periods ended June 30, 2011 was both 24 million pounds. Production for the three month period ended June 30, 2011 includes only one month’s production from the newly acquired Lumwana mine.

Cost of sales applicable to copper for the three and six month periods ended June 30, 2011 was $63 million and $73 million, respectively. Cost of sales for the six month period ended June 30, 2011 includes costs related to remaining copper from the Osborne operations, which was sold in the first quarter 2011.

Total cash costs for three and six month period ended June 30, 2011 were $1.97 per ounce and $1.90 per ounce, respectively.

We expect 2011 copper production from Lumwana for the period June to December to be in the range of 155 million pounds to 175 million pounds at total copper cash costs in the range of $1.75 to $1.95 per pound.

On a full year annualized basis, production is expected to be about 300 million pounds beyond 2011 prior to a potential expansion. Cash costs for 2011 have been impacted by plant availability and lower grades related to dilution, as well as higher costs related to currency, labor and power. Areas of expected operating improvements include mill-de-bottlenecking, pit re-optimization, changes to mine sequencing, dilution control, and benefits from higher equipment availability and leveraging Barrick’s supply chain agreements. An infill drill program at the producing Malundwe deposit is underway to improve dilution control and more accurately model orebody characteristics.

Lumwana has excellent potential for both brownfield and greenfield resource growth. Barrick expects to spend over $50 million in 2011 as part of an 18 month exploration program to increase the measured and indicated resource as part of the expansion study which is expected to be completed in the second half of 2012. As a result, the Company’s total exploration budget for 2011 will increase to $370-$390 million3, of which approximately 40% will be capitalized. A minimum of 16 drill rigs are planned to be added in Zambia, primarily at the development stage Chimiwungo deposit, to convert mineralized inventory and inferred resources to the measured and indicated category, conduct extensional drilling, infill drill two potential starter pits and evaluate the potential for a third starter pit. Malundwe is open to the north and south and Chimiwungo remains open in multiple directions. Recent condemnation drilling west of the current optimized Chimiwungo pit shell is intersecting typical “Chimi-style” mineralization. Wide spaced drilling is planned for the recent Mutoma discovery as well as drilling to test advanced sediment-hosted copper-gold targets elsewhere on the Lumwana Mining Lease and on other exploration properties in Zambia including the copper belt. In addition, Barrick is advancing an expansion study that could potentially double processing rates in conjunction with the exploration program to better determine the optimal scope of the operation.

[3]

Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK SECOND QUARTER 2011	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold

Summary Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
100% basis	2011	2010	% Change	2011	2010	% Change
Total tons mined (000s)	12,016	11,330	6%	24,978	21,623	16%
Ore tons processed (000s)	1,866	2,137	(13%)	3,983	4,178	(5%)
Average grade (ozs/ton)	0.104	0.097	7%	0.099	0.100	(1%)
Gold produced (000s/oz)	172	179	(4%)	346	356	(3%)
Cost of sales ($ millions)	$ 177	$ 136	30%	$ 346	$ 279	24%
Total cash costs (per oz)	$ 652	$ 543	20%	$ 655	$ 528	24%
Segment income ($ millions)[2]	$ 107	$ 75	43%	$ 177	$ 141	26%
Segment EBITDA ($ millions)[3]	$ 141	$ 103	37%	$ 243	$ 200	22%
Capital expenditures (millions)[4]	$ 70	$ 49	43%	$ 117	$ 87	34%

	For the three months ended June 30			For the six months ended June 30
73.9% basis[1]	2011	2010	% Change	2011	2010	% Change
Total tons mined (000s)	8,880	8,373	6%	18,459	18,666	(1%)
Ore tons processed (000s)	1,379	1,580	(13%)	2,943	3,620	(19%)
Average grade (ozs/ton)	0.104	0.097	7%	0.099	0.100	(1%)
Gold produced (000s/oz)	127	132	(4%)	256	309	(17%)
Cost of sales ($ millions)	$ 131	$ 101	30%	$ 256	$ 244	5%
Total cash costs (per oz)	$ 652	$ 543	20%	$ 655	$ 528	24%
Segment income ($ millions)[2]	$ 79	$ 55	44%	$ 131	$ 121	8%
Segment EBITDA ($ millions)[3]	$ 104	$ 76	37%	$ 179	$ 173	3%
Capital expenditures (millions)[4]	$ 52	$ 36	44%	$ 87	$ 74	18%

[1]	These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.
[2]	Segment income excludes income taxes.
[3]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 58 of this MD&A.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income on a 100% basis, increased by $38 million and $32 million, respectively, in the three month period ended June 30, 2010, and $43 million and $36 million, respectively, in the six month periods ended June 30, 2011, compared to the same prior year periods. The increases were primarily as a result of higher realized gold prices, partially offset by lower sales volume and higher total cash costs.

Gold production, on a 100% basis, for the three and six month periods ended June 30, 2011 was down 4% and 3%, respectively, over the same prior year periods. The decrease in production was primarily driven by North Mara and Buzwagi. The decrease at North Mara was due to shifting of mining focus to waste stripping in the Gokona and Nyabirama pits, which resulted in the processing of lower grade stockpiles compared to 2010. At Buzwagi, production was impacted by a mill motor failure. The decrease in production was partially offset by higher production at Tulawaka, where improved underground mining performance resulted in higher mined grade.

Cost of sales, on a 100% basis, for the three and six month periods ended June 30, 2011 was up 30% and 24%, respectively, from the same prior year periods, primarily due to increase in direct mining costs which is largely due to inflationary pressures and increase activity. Total cash costs for the three and six month periods ended June 30, 2011 were up 20% and 24%, respectively, over the same prior year periods.

We continue to expect full year equity gold production, reflecting our 73.9% ownership of ABG, to be in the range of 0.515 to 0.560 million ounces at total cash costs of $590 to $650 per ounce.

BARRICK SECOND QUARTER 2011	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Projects

Summary Financial Data

	For the three months ended June 30			For the six months ended June 30
	2011	2010	% Change	2011	2010	% Change
E&E expense[1]	$ 89	$ 56	59%	$ 154	$ 100	54%
E&E expenses incurred by equity investees[2]	3	10	(70%)	6	31	(81%)
Total E&E expenses	92	66	39%	160	131	22%
Capital expenditures[3]
Pascua-Lama	238	144	65%	498	301	65%
Pueblo Viejo	145	156	(7%)	286	272	5%
Cerro Casale	31	10	210%	41	10	310%
Jabal Sayid	9	-	-	9	-	-
Subtotal	423	310	36%	834	583	43%
Capital commitments[4]				$ 912	$ 1,060

[1]	Amounts presented represent our share of E&E expense.
[2]	Amounts presented represent our share of E&E expense from projects for which we use the equity accounting method, including Reko Diq, Kabanga, Donlin Creek and Cerro Casale (until March 31, 2010).
[3]	Amounts presented represent our share of capital expenditures on a cash basis.
[4]	Capital commitments represent purchase obligations as at June 30, 2011 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

For the three and six month periods ended June 30, 2011, we spent $92 million and $160 million in E&E expenses, respectively, and incurred $423 million (our share) and $834 million (our share) in capital expenditures, respectively. This compares to E&E expenses of $66 million and $131 million, respectively, and capital expenditures of $310 million and $583 million, respectively, for the same prior year periods. The increase in E&E expenses primarily relates to increased E&E expenses at our capital projects, partially offset by decreased E&E expenditures incurred by our equity investees. The increase in capital expenditures primarily relates to increased construction activities at our Pascua-Lama and Cerro Casale projects.

Investing in and developing high return projects in

Construction

At the Pueblo Viejo project in the Dominican Republic, overall construction is now more than 70% complete. A major rainfall event that occurred in May requires remediation of damage to the partially constructed starter tailings dam facility and as a result, first production is now anticipated in mid-2012, subject to the receipt of new tailings permit approvals. The unanticipated remediation work and impact on the schedule has resulted in mine construction capital increasing to $3.6-$3.8 billion (100% basis)4, or $2.2-$2.3 billion (Barrick’s 60% share) of which about 75% had been committed at the end of the second quarter. Barrick’s share of annual gold production in the first full five years of operation is expected to average 625,000675,000 ounces at total cash costs of $275-$300 per ounce4. At the current gold price of about $1,600 per ounce, Pueblo Viejo is expected to contribute approximately $900 million of average annual EBITDA to Barrick over this period, representing an investment to EBITDA ratio of about 2.5 times.

At the end of the second quarter, three of the four autoclaves had been brick-lined and the remaining autoclave is more than 70% complete. About 90% of the planned concrete has been poured, approximately 90% of the steel has been erected and more than 4.8 million tonnes of ore have been stockpiled. Work continues toward achieving key milestones including the connection of power to the site. As part of a longer-term, optimized power solution for Pueblo Viejo, the Company is also advancing a plan to build a dual-fueled power plant at an estimated incremental capital cost of about $300 million (100% basis) or $180 million (Barrick’s share) that would commence operations utilizing heavy fuel oil (HFO) power but have the ability to subsequently convert to cheaper liquid natural gas (LNG). The new plant is expected to provide lower cost, long term power to the project.

Since February 2011, Barrick has reorganized its Capital Projects group, increasing the involvement and coordination of its Regional Business Units in the construction of major projects to assist in operational readiness and to capture regional synergies. As a result,

[4]	Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively.

BARRICK SECOND QUARTER 2011	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

personnel changes were made at the Pascua-Lama project. In connection with these changes, a detailed review of the underlying assumptions and trending analysis for Pascua-Lama was completed in the second quarter. This review coincided with the review of the capital costs of Cerro Casale, where additional data and information applicable to Pascua-Lama was identified. The Company has concluded that, based on current trends, certain earlier estimates and assumptions are not achievable, including those for productivity rates and inflationary effects on costs, as well as for required quantities of certain construction materials such as steel and cement. In addition, the Company has increased its projected expenditures to essentially maintain the schedule for bringing the project into production in mid-2013. As a result, pre-production capital is now estimated at $4.7-$5.0 billion5. Included in this estimate is a contingency of $350-$650 million which is about 15%-25% of the remaining uncommitted expenditure of about $2.5 billion. Barrick has engaged an independent, globally recognized engineering consultant who has reviewed the robustness of our processes and methodology in deriving this updated capital estimate. Approximately 40% of the capital had been committed at the end of the second quarter for items including structural steel, the mining fleet, autogenous and ball mills, the overland conveyor and the primary and pebble crushers.

Since the 2009 feasibility study, (which estimated pre-production capital at $2.8-$3.0 billion), costs for key consumables have increased materially. Since the beginning of 2009, steel prices are up about 100%, oil prices have increased about 120% and copper prices are up more than 200%. Projects in Chile and Argentina are also being adversely affected by the continued increase in demand for project resources due to the large number of projects that are in construction or at the feasibility stage. High inflation rates of over 25% in Argentina, as well as the earthquake in Chile, have resulted in significantly higher labor costs and a tight labor market, and a stronger Chilean peso has negatively impacted cost estimates. These inflationary pressures represent approximately 50% of the increased estimated capital expenditures over the 2009 study.

Based on construction experience to date, we have re-estimated quantities of material required for such items as steel, cement, fuel and equipment, which represents approximately 35% of the increased estimated capital expenditures over the 2009 study.

Given lower than expected productivity levels, the Company has increased expenditures to essentially maintain the schedule for the project in order to deliver first production in mid-2013, including expanded camp facilities and the higher costs associated with winter construction. These increased expenditures represent approximately 15% of the increased estimated capital expenditures over the 2009 study.

Pascua-Lama is a high quality, world class resource. Expected average annual gold production for Pascua-Lama has increased to 800,000-850,000 ounces in the first full five years of operation at negative total cash costs of $225-$275 per ounce5 assuming a silver price of $25 per ounce. Average annual silver production for the first full five years is expected to be about 35 million ounces. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period. At current commodity prices of $1,600 per ounce gold and $40 per ounce silver, Pascua-Lama is expected to generate approximately $1.9 billion of average annual EBITDA in its first full five years of operation. At today’s prices, this represents an investment to EBITDA ratio of about 2.6 times.

At the end of the second quarter, engineering design was about 90% complete. In Chile, earthworks were more than 80% complete, the truck shop platform was completed and work advanced on road construction to the Pascua pit. In Argentina, platforms for the conveyor portal, coarse ore stockpile, pebble crusher and Merrill Crowe facility were completed. Occupancy and expansion of the construction camps in Chile and Argentina continues to ramp up with more than 2,300 housed on site and a further 2,800 expected by the end of the year. Preparations are underway to commence pre-strip mining in 04 2011 and development of the tunnel connecting the mine in Chile and the processing plant in Argentina is progressing on both sides.

The Jabal Sayid copper project in Saudi Arabia is expected to enter production in the second half of 2012 at a total capital cost of approximately $400 million, of which $275 million remains to be spent. The mine is expected to produce 100-130 million pounds annually over its first full five years. Good potential exists for material extensions to known deposits and new discoveries from an ongoing evaluation of the entire Jabal Sayid site. Current exploration is focused on testing Lode 4 at depth, where mineralization has been intersected in several previous drill holes, including an intercept of 111 meters at 2.67% copper. Several geophysical surveys are also in progress.

[5]	Based on gold price, silver price and oil price assumptions of $1,300/oz, $25/oz, and $100/bbl respectively and assuming a Chilean peso f/x rate of 475:1.

BARRICK SECOND QUARTER 2011	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Projects in Feasibility

A capital review has been completed for the Cerro Casale project in Chile that incorporates design changes resulting from advanced engineering and a review of recent industry projects and which has resulted in a more robust and lower risk technical design. Estimated pre-production capital of about $6.0 billion (100% basis)6, which includes a higher contingency of about $0.9 billion, has been impacted by inflationary effects on costs for key consumable inputs and labor, re-estimations of required quantities of construction materials, increased costs related to productivity, and higher expenditures for expanded temporary camps and other facilities. The revised estimate is based on updated commodity price assumptions and also reflects the impact of a stronger Chilean peso and tight labor markets in Chile. The feasibility study was based on 2009 prices, exchange rates and labor conditions.

Inflationary and other impacts on labor and consumables such as steel and cement, which have increased costs for structural work, represent approximately 25% of the increased estimated capital expenditures over the 2009 study. Based on a review of recent industry projects, we have re-estimated costs for items such as mechanical and electrical work and quantities of other materials, which accounts for approximately 20% of the increased estimated capital expenditures. We have also increased projected expenditures related to lower than anticipated productivity based on construction experience to date at Pascua-Lama and these higher expenditures represent approximately 20% of the increased estimated capital expenditures. In connection with the current labor environment, we have expanded the temporary camps and facilities, which accounts for approximately 10% of the increased estimated capital expenditures. A provision for a higher contingency represents approximately 25% of the increase.

Barrick is evaluating several options to further optimize the project and the potential for higher grade satellite starter pits. Exploration programs will continue in parallel with advancing detailed engineering and permitting. The Environmental Impact Assessment is expected to be submitted shortly and the permitting process is anticipated to be about 18 months, at which time Barrick would consider a construction decision. Discussions with the government and meetings with local communities and indigenous groups are continuing in parallel with these activities. Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 190-210 million

[6]	Based on gold, copper and oil price assumptions of $1,300/oz, $3.00/lb and $100/bbl respectively and assuming a Chilean peso f/x rate of 475:1.

pounds of copper in the first full five years of operation at total lower cash costs than previously estimated of about $125-$175 per ounce6.

At the 50%-owned Donlin Gold project in Alaska, feasibility study revisions that include updated costs and the utilization of natural gas are expected to be completed and submitted to the Board of Donlin Gold LLC in the second half of 2011.

At the Reko Diq copper-gold project in which Barrick holds a 37.5% interest, the Supreme Court of Pakistan has ruled that the provincial government of Balochistan has the authority to decide to grant a mining license to the project company, Tethyan Copper. Efforts to secure the mining license and associated Project and Mineral Agreements are expected to continue in the second half of 2011.

A peer review of the draft Social, Environmental Impact Assessment (SEIA) report for the 50% owned Aabanga project in Tanzania was completed during the quarter and is expected to be finalized along with the feasibility study in the second half of 2011. Focus will shift in the approval phase to gaining the required Tanzanian regulatory approvals and negotiating an acceptable Mineral Development Agreement with the Tanzanian government.

BARRICK SECOND QUARTER 2011	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)

	As at June 30, 2011	As at December 31, 2010
Total cash and equivalents	$ 2,863	$ 3,968
Non-cash working capital	1,924	1,696
Non-current assets	38,938	27,566
Other assets	1,783	1,407
Total Assets	45,508	34,637
Non-current liabilities excluding adjusted debt	6,028	4,537
Adjusted debt[1]	13,018	6,392
Other liabilities	2,929	2,491
Total Liabilities	21,975	13,420
Total shareholders’ equity	21,578	19,472
Non-controlling interests	1,955	1,745
Total Equity	$ 23,533	$ 21,217
Net debt[1]	$ 10,161	$ 2,427
Total common shares outstanding (millions of shares)[2]	999	999
Key Financial Ratios:
Current ratio[3]	2.24:1	2.84:1
Adjusted debt-to-equity[4]	0.60:1	0.33:1
Net debt-to-equity[5]	0.47:1	0.12:1
Net debt-to-total capitalization[6]	0.33:1	0.10:1
Return on equity[7]	21%	209

[1]

Adjusted debt and net debt are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 60 of this MD&A.

[2]	Total common shares outstanding do not include 7.5 million of stock options. The increase from December 31, 2010 is due to exercise of stock options.
[3]	Represents current assets divided by current liabilities as at June 30, 2011 and December 31, 2010.
[4]	Represents adjusted debt divided by total shareholders’ equity as at June 30, 2011 and December 31, 2010.
[5]	Represents net debt divided by total shareholders’ equity as at June 30, 2011 and December 31, 2010.
[6]	Represents net debt divided by capital stock and long term debt as at June 30, 2011 and December 31, 2010.
[7]	Represents annualized adjusted net earnings divided by average shareholders’ equity as at June 30, 2011 and December 31, 2010.

Balance Sheet Review

Total assets were $45.5 billion at June 30, 2011, an increase of $10.9 billion, or 31%, compared to December 31, 2010. The increase primarily reflects an increase in property, plant and equipment and goodwill largely due to our acquisition of Equinox, partially offset by a decrease in and cash and equivalents due to the use of $2 billion of cash resources in the Equinox acquisition. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities increased by $8.6 billion, or 64% compared to December 31, 2010, largely due to the issuance of $6.5 billion of new debt in connection with the acquisition of Equinox; as well as accounts payable assumed and other liabilities that relate to the Equinox operations.

BARRICK SECOND QUARTER 2011	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources and uses of net debt

	For the three months ended June 30		For the six months ended June 30
(in $ millions)	2011	2010	2011	2010
Operating inflows	$ 690	$ 1,108	$ 2,125	$ 2,238
Investing activities
Capital expenditures -minesite sustaining	(170)	(188)	(358)	(329)

Capital expenditures - open pit and underground mine development	(177)	(143)	(404)	(273)
Capital expenditures - minesite expansion[1]	(101)	(39)	(182)	(66)
Capital expenditures -projects[1]	(620)	(481)	(1,195)	(892)
Acquisitions	(7,315)	(305)	(7,340)	(752)
Other investing activities	(11)	(12)	22	(26)
Total investing outflows	(8,394)	(1,168)	(9,457)	(2,338)
Financing activities (excluding debt)

Proceeds from public issuance of common shares by a subsidiary	-	50	-	884
Dividends	(120)	(197)	(240)	(197)
Funding from non-controlling interests	122	(110)	179	(16)

Repayments of debt related to the acquisitions	(347)	-	(347)	-
Other financing activities	(40)	(6)	(34)	13
Total financing (outflows) inflows	(385)	(263)	(442)	684
Other movements	(19)	(14)	(20)	(28)
Adjustment for Pueblo Viejo financing (partner’s share), net of cash	(3)	103	60	103
Net decrease (increase) in net debt	8,111	234	7,734	(659)
Net debt at beginning of period	2,050	3,462	2,427	4,355
Net debt at end of period	$ 10,161	$ 3,696	$ 10,161	$ 3,696

[1]	The amounts include capitalized interest of $92 million for the 3 months ended June 30, 2011 (2010: $67 million) and $161 million for the 6 months ended June 30, 2011 (2010: $104 million).

Net debt at June 30, 2011 was $10.2 billion and our net debt-to-equity and net debt-to-total capitalization ratios were 0.47:1 and 0.33:1 respectively. This compares to net debt at December 30, 2010 of $2.4 billion with net debt-to-equity and net debt-to-total capitalization ratios of 0.12:1 and 0.10:1, respectively. The increase in net debt, net debt-to-equity and net debt-to-total capitalization ratios are largely due to additional debt issuance as a result of our acquisition of Equinox. The majority of our outstanding long-term debt matures at various dates beyond 2013, with approximately $2.3 billion maturing in the period 2011 to 2013. Counterparties to debt and derivative instruments do not have unilateral discretionary rights to accelerate repayment at earlier dates, and therefore we are largely protected from short-term liquidity fluctuations.

Shareholder’s Equity
Outstanding Share Data
As at July 15, 2011	Number of shares
Common shares	999,439,430
Stock options	7,489,915

Dividend Policy

Our current dividend rate is $0.12 per common share and is paid quarterly. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For the six months ended June 30, 2011, OCI increased by $145 million on an after-tax basis consisting primarily of gains of $340 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices; reclassification adjustments totaling $222 million for gains on hedge contracts designated for 2011 that were transferred to earnings in 2011; $8 million of gains recorded as a result of changes in the fair value of investments held during the year; reclassification adjustments totaling $49 million for gains on investments sold that were transferred to earnings in 2011; $33 million in gains for currency translation adjustments on Barrick Energy; and a $35 million gain for the tax adjustment.

Included in accumulated other comprehensive income at June 30, 2011 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $946 million. The balance primarily relates to currency hedge contracts which are designated against operating

BARRICK SECOND QUARTER 2011	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

costs and capital expenditures mostly over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar against the US dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and depreciation of capital expenditures are also recorded in earnings.

Liquidity and Cash Flow

Total cash and cash equivalents at June 30, 2011 were $2.9 billion7. Our cash position consisted of a mix of term deposits, treasury bills and money market investments. The decrease in cash and cash equivalents at June 30, 2011 is largely due to the use of approximately $2 billion in cash for the acquisition of Equinox. To fund the remaining cost of acquiring Equinox, we issued $4.0 billion of debt securities and we drew down $2.5 billion in aggregate under our credit facilities on June 1, 2011. We have $1.0 billion under our credit facilities that remains available for drawdown as a source of financing.

One of our primary ongoing sources of liquidity is operating cash flow. In the first six months of 2011, we generated $2.4 billion in adjusted operating cash flows, which was reduced by tax payments of about $1 billion, of which about $470 million related to final 2010 income tax payments. Excluding the payment of 2010 taxes, we generated cash flow of about $2.8 billion in the first six months at realized gold and copper prices of $1,452 per ounce and $4.16 per pound respectively, which includes the benefit of only one month’s production from Lumwana.

Non-cash Working Capital

(in $ millions)	As at June 30, 2011	As at December 31, 2010
Inventories[1]	$ 3,215	$2,838
Other current assets	610	616
Accounts receivable	447	370
VAT and fuel tax receivables[2]	451	349
Accounts payable and other current liabilities	(2,799)	(2,477)
Non-cash working capital	$ 1,924	$1,696

[1]	Includes long-term stockpiles of $1,074 million (2010: $1,040 million).
[2]	Includes long-term VAT and fuel tax receivables of $189 million (2010: $138 million).

[7]

Includes $455 million cash held at ABG, which may not be readily deployed outside ABG. It also includes $15 million held at Pueblo Viejo as a result of the first and second draw on the project financing. These funds are to be used to fund the further construction of the project and are not readily deployable by Barrick for other purposes.

Adjusted operating cash flow for the first half of 2011 was negatively impacted by a $228 million increase in noncash working capital. The increase in non-cash working capital primarily relates to increase in inventories and receivables, partially offset by an increase in accounts payable and other current liabilities. Adjusted operating cash flow removes the impact of the one-time payment of costs and working capital adjustments, and recoverable VAT related to our Capital Projects.

The principal uses of operating cash flow are capital expenditures, construction activities, acquisitions, dividend payments and repayments of our outstanding debt. The majority of our outstanding debt matures at various dates beyond 2013, with approximately $2.3 billion maturing in the period 2011-2013.

Our capital spending guidance for 2011 is $4.8 billion to $5.2 billion, of which about half relates to the construction of Pueblo Viejo and Pascua-Lama. At current market gold and copper prices of $1,600 per ounce and $4.40 per pound, respectively, we expect to be able to fund our capital expenditure requirements and current level of dividend payments from a combination of cash generated from operations and existing cash balances. We expect to complete construction at Pueblo Viejo in mid-2012 and Jabal Sayid in the second half of 2012, with Pascua-Lama in construction throughout 2012. We are also planning to secure project financing of about $1.25 billion in 2012 to fund a portion of the construction cost of Pascua-Lama. Our capital expenditure levels beyond 2012 will be significantly impacted by the timing and expenditure levels relating to other major new mine projects and mine expansions, which are subject to permitting approvals and final construction decisions. A material adverse decline in the market price of gold and/or copper could impact the timing of final construction decisions on these other major new mine projects that are not yet in construction.

Investments in capital projects and acquisitions are subject to an internal capital allocation review prior to proceeding with new expenditures. This review entails an assessment of our overall liquidity, the overall level of investment required, and the prioritization of investments. The assessment also takes into account expected levels of future operating cash flow and the cost and availability of new financing. Future changes in market gold prices and/or copper prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital.

Alternatives for sourcing our future capital or other liquidity needs include our remaining $1 billion of

BARRICK SECOND QUARTER 2011	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

availability under our credit facilities, future operating cash flow, project financings and further debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources for our capital needs.

Capital Expenditures1

	For the three months ended June 30		For the six months ended June 30
($ millions)	2011	2010	2011	2010
Capital expenditures - projects
Pascua-Lama	$ 238	$ 144	$ 498	$ 301
Pueblo Viejo	145	156	286	272
Cerro Casale	31	10	41	10
Jabal Sayid	9	-	9	-
Cortez Hills	-	-	-	24
Subtotal	$ 423	$ 310	$ 834	$ 607

Capital expenditures attributable to non-controlling interests[2]	106	104	203	182

Total consolidated project capital expenditures	$ 529	$ 414	$ 1,037	$ 789

Capital expenditures - minesite expansion
Gold
North America	$ 56	34	121	$ 59
South America	25	5	39	$6
Copper
Australia Pacific	19	-	19	-
Total capital expenditures - minesite expansion	$ 100	$ 39	$ 179	$ 65

Capital expenditures - minesite sustaining
Gold
North America	$ 30	$ 43	$ 74	$ 77
South America	39	49	61	75
Australia Pacific	33	32	77	67
African Barrick Gold	33	31	57	51
Copper
South America	9	4	17	14
Other[3]	26	29	72	45

Total capital expenditures - minesite sustaining	$ 170	$ 188	$ 358	$ 329

Capital expenditures - open pit and underground mine development
Gold
North America	$ 59	$ 41	$ 187	$ 105
South America	12	29	24	37
Australia Pacific	68	55	132	95
African Barrick Gold	37	18	60	36
Copper
South America	1	-	1	-

Total capital expenditures - open pit and underground mine development	$ 177	$ 143	$ 404	$ 273
Capitalized interest	92	67	161	104
Total	$ 1,068	$ 851	$ 2,139	$ 1,560

1.	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
2.	Amount reflects our partners’ shares of expenditures at the Pueblo Viejo and Cerro Casale projects on a cash basis.
3.

These amounts include $24 million of capital expenditures at Barrick Energy for the 3 months ended June 30, 2011 (2010: $17 million) and $60 million for the 6 months ended June 30, 2011 (2010: $31 million)

BARRICK SECOND QUARTER 2011	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures for the three and six month periods ended June 30, 2011 increased by $217 million and $579 million, respectively, over the same prior year periods. The increase is primarily due to an increase in project capital expenditures, primarily due to increased construction activities at Pascua-Lama, and an increase in minesite expansion and open pit and underground development expenditures in our RBUs and at ABG. In North America, the increase in capital expenditures is primarily due to expansionary activities at Bald Mountain, and open pit and underground development activities at Cortez and Goldstrike. In South America, the increase in capital expenditures reflects expansion activities at Lagunas Norte, partially offset by a decrease in sustaining and open pit and underground development activities at Veladero and Pierina. In Australia Pacific, the increase in capital expenditures was primarily attributable to open pit and underground development activities at Porgera and Granny Smith. In ABG, the increase in capital expenditures was primarily attributable to open pit and underground development activities at Bulyanhulu and North Mara. The Increase in capital expenditures for Copper reflects expansion activities undertaken at Lumwana.

Financial Instruments

We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 18 to our Financial Statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to note 18 to our Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer also to note 18 to our Financial Statements.

Counterparty Risk

Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of exposure to each counterparty; and
•	Monitoring the financial condition of counterparties.

As of June 30, 2011, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position (total balance attributable to the counterparties is $1,055 million), three hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding $154 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

BARRICK SECOND QUARTER 2011	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

As at June 30, 2011
Financial Instrument	Principal/Notional Amount			Associated Risks
				•	Interest rate
Cash and equivalents		$ 2,863	million	•	Credit
Accounts receivable		$ 447	million	•	Credit
Available-for-sale securities		$ 163	million	•	Market
Accounts payable		$ 2,043	million	•	Interest rate
Debt		$ 13,394	million	•	Interest rate
Restricted share units		$ 48	million	•	Market
Deferred share units		$ 9	million	•	Market
	CAD	$ 553	million	•	Credit
	CLP	$ 599,317	million	•	Market/liquidity
Derivative instruments - currency contracts	AUD	$ 4,420	million
Derivative instruments - silver contracts		45	million oz	•	Market/liquidity
Derivative instruments - copper contracts		468	million lbs	•	Credit
	Diesel	6	million bbls	•	Market/liquidity
	Propane	11	million gallons	•	Credit
	Pay fixed interest rate swaptions	($ 100)	million	•	Credit
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 200	million	•	Market/liquidity
				•	Market/liquidity
Non-hedge derivatives		various		•	Credit

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from preliminary exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Two projects were at an advanced stage as at June 30, 2011, namely Pueblo Viejo and Pascua-Lama (refer to page 31 for further details).

BARRICK SECOND QUARTER 2011	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	As at June 30
($ millions)	2011[1]	2012	2013	2014	2015	2016 and thereafter	Total
Long-term debt[2]
Repayment of principal	$ -	$ 173	$ 2,060	$ 1,140	$ 190	$ 9,731	$ 13,294
Capital leases	23	24	16	10	8	19	100
Interest	281	559	540	480	456	5,449	7,765
Provisions for Environmental Rehabilitation[3]	74	105	73	57	90	1,623	2,022
Operating leases	24	33	24	18	18	82	199
Restricted share units	17	22	9	-	-	-	48
Pension benefits and other post-retirement benefits	26	26	34	26	25	119	256
Derivative liabilities[4]	44	1	6	13	12	32	108
Purchase obligations for supplies and consumables[5]	743	267	182	127	93	331	1,743
Capital commitments[6]	1,248	2	1	1	1	7	1,260
Social development costs	13	17	19	10	17	104	180
Total	$ 2,493	$ 1,229	$ 2,964	$ 1,882	$ 910	$ 17,497	$ 26,975

[1]	Represents the obligations and commitments for the remainder of the year.
[2]

Long-term debt and interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2011. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation (“PER”) - Amounts presented in the table represent the undiscounted future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 18 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase obligations for supplies and consumables - Includes commitments related to purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]

Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at June 30, 2011 mainly relate to construction capital at Pueblo Viejo and Pascua-Lama.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 23 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK SECOND QUARTER 2011	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

	IFRS						US GAAP
	2011			2010			2009
($ millions, except where indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$ 3,426	$ 3,090	$ 3,011	$ 2,788	$ 2,621	$ 2,581	$ 2,452	$ 2,096
Realized price - gold[1]	1,513	1,389	1,368	1,237	1,205	1,114	1,119	971
Realized price - copper[1]	4.07	4.25	3.99	3.39	2.93	3.29	3.44	2.90
Cost of sales	1,496	1,357	1,331	1,301	1,262	1,268	1,013	971
Net earnings[2]	1,159	1,001	961	942	859	820	215	(5,350)
Per share (dollars)[2,3]	1.16	1.00	0.97	0.96	0.87	0.83	0.22	(6.07)
Adjusted net earnings[4]	1,117	1,004	1,018	912	824	763	604	473
Per share (dollars)[2,3]	1.12	1.01	1.02	0.93	0.84	0.78	0.61	0.54
EBITDA[4]	2,090	1,828	1,770	1,669	1,489	1,593	794	(4,946)
Operating cash flow	690	1,435	918	1,397	1,108	1,130	(4,300)	911
Adjusted operating cash flow[4]	$ 938	$ 1,439	$ 1,493	$ 1,441	$ 1,127	$ 1,151	$ 921	$ 911

[1]

Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 59 of this MD&A.

[2]	Sum of all the quarters may not add up to the yearly total due to rounding.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Adjusted net earnings, EBITDA and adjusted operating cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 54 - 60 of this MD&A.

Our financial results for the last eight quarters reflect a trend of increasing spot gold and copper prices that have translated into increasing revenues, net earnings, EBITDA and adjusted operating cash flow. The net loss realized in third quarter 2009 includes a $5.9 billion charge relating to a decision to eliminate our gold sales contracts.

BARRICK SECOND QUARTER 2011	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

We have adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening IFRS balance sheet as at that date. Our IFRS accounting policies are described in note 2 of the Financial Statements.

Elected exemptions from full retrospective application

In preparing the accompanied Financial Statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i) Business combinations

We have applied the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii) Fair value or revaluation as deemed cost

We have elected to measure certain items of Property, Plant and Equipment (“PP&E”) at fair value as at January 1, 2010 or revaluation amounts previously determined under US GAAP and use those amounts as deemed cost as at January 1, 2010. We have made this election at the following properties: Pascua-Lama, Goldstrike, Plutonic, Marigold, Pierina, Sedibelo, Osborne. We have also elected to adopt this election for certain assets at Barrick Energy, which were adjusted by $166 million to their fair value of $342 million on the transition date to IFRS, due to a decline in oil prices.

(iii) Asset related to Provision for Environmental Rehabilitation

We have elected to take a simplified approach to calculate and record the asset related to the environmental rehabilitation provision on our opening IFRS consolidated balance sheet. The environmental rehabilitation provision calculated on the transition date in accordance with International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) was discounted back to the date when the provision first arose on the mineral property, at which date the corresponding asset was set up and then depreciated to its carrying amount as at the transition date.

(iv) Employee benefits

We have elected to recognize all cumulative actuarial gains and losses as at January 1, 2010 in opening retained earnings for the company’s employee benefit plans.

(v) Cumulative translation differences

We have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to zero as at January 1, 2010 and absorbed the balance into retained earnings.

BARRICK SECOND QUARTER 2011	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Consolidated Balance Sheets as Reported Under US GAAP and IFRS

		January 1, 2010			December 31, 2010
	Ref	US GAAP[1]	Adj	IFRS	US GAAP[1]	Adj	IFRS
Assets
Current assets
Cash and equivalents		$ 2,564	$ -	$ 2,564	$ 3,968	$ -	$ 3,968
Accounts receivable		251	8	259	346	24	370
Inventories	A	1,540	(52)	1,488	1,852	(54)	1,798
Other current assets		524	(6)	518	947	(12)	935
Total current assets (excluding assets classified as held for sale)		4,879	(50)	4,829	7,113	(42)	7,071
Assets classified as held for sale		59	41	100	-	-	-
Total current assets		4,938	(9)	4,929	7,113	(42)	7,071
Non current assets
Equity in investees	B	1,136	(12)	1,124	291	105	396
Other investments	E	92	(30)	62	203	(32)	171
Property, plant and equipment	C	13,125	253	13,378	17,751	139	17,890
Goodwill	C	5,197	-	5,197	5,287	809	6,096
Intangible assets	C	66	209	275	140	335	475
Deferred income tax assets	D	949	(348)	601	467	158	625
Other assets	A, E	1,531	(173)	1,358	2,070	(157)	1,913
Assets of discontinued operations		41	(41)	-	-	-	-
Total assets		$ 27,075	($ 151)	$ 26,924	$ 33,322	$ 1,315	$ 34,637

Liabilities and Equity
Current liabilities
Accounts payable		$ 1,221	-	$ 1,221	$ 1,511	-	$ 1,511
Debt		54	-	54	14	-	14
Current income tax liabilities		93	11	104	535	15	550
Other current liabilities		382	(16)	366	429	(13)	416
Total current liabilities (excluding liabilities classified as held for sale)		1,750	(5)	1,745	2,489	2	2,491
Liabilities classified as held for sale		23	26	49	-	-	-
Total current liabilities		1,773	21	1,794	2,489	2	2,491
Non-current liabilities
Debt	F	6,281	(157)	6,124	6,678	(54)	6,624
Provisions	G	1,122	286	1,408	1,439	329	1,768
Deferred income tax liabilities	D	1,184	(224)	960	1,114	857	1,971
Other liabilities	G	1,145	(261)	884	868	(302)	566

Liabilities of discontinued operations		23	(23)	-	-	-	-
Total liabilities		11,528	(358)	11,170	12,588	832	13,420
Equity
Capital stock		17,390	2	17,392	17,790	30	17,820
Additional paid-in capital		-	-	-	288	(12)	276

Convertible borrowings - equity component	F	-	143	143	-	38	38
Retained earnings (deficit)	H	(2,382)	(153)	(2,535)	456	155	611

Accumulated other comprehensive income	I	55	177	232	531	196	727

Total equity attributable to Barrick Gold Corporation shareholders		15,063	169	15,232	19,065	407	19,472
Non-controlling interests	J	484	38	522	1,669	76	1,745
Total equity		15,547	207	15,754	20,734	483	21,217
Total liabilities and equity		$ 27,075	($ 151)	$ 26,924	$ 33,322	$ 1,315	$ 34,637

BARRICK SECOND QUARTER 2011	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Comprehensive Income

		For the three months ended June 30, 2010			For the six months ended June 30, 2010
	Ref	US GAAP[1]	Adj	IFRS	US GAAP[1]	Adj	IFRS
Sales	J	$ 2,642	($ 21)	$ 2,621	$ 5,203	($ 1)	$ 5,202
Costs and expenses
Cost of sales	L	1,336	(74)	1,262	2,637	(107)	2,530
Corporate administration		45	-	45	77	1	78
Exploration and evaluation	M	76	(20)	56	128	(28)	100
Other expense		161	(2)	159	263	(29)	234
Impairment charges (reversals)	N	7	4	11	7	(31)	(24)
		1,625	(92)	1,533	3,112	(194)	2,918
Other income	O	7	5	12	40	17	57
Loss from equity investees		(9)	-	(9)	(29)	5	(24)
Gain (loss) on non-hedge derivatives	P	-	61	61	-	88	88
Income before finance items and income taxes		1,015	138	1,153	2,102	303	2,405

Finance items
Finance income		2	-	2	6	-	6
Finance costs		(53)	6	(47)	(99)	(14)	(113)
Income before income taxes		964	144	1,108	2,009	289	2,298
Income tax expense	Q	(208)	(63)	(271)	(530)	(146)	(676)
Income from continuing operations		756	81	837	1,479	143	1,622
Income from discontinued operations		36	-	36	71	-	71
Net income		792	81	873	1,550	143	1,693

Unrealized gains (losses) on available-for-sale (AFS) financial securities, net of tax		-	-	-	(2)	-	(2)

Realized (gains) losses and impairments (recoveries) on AFS financial securities, net of tax		-	-	-	-	-	-

Unrealized gains (losses) on derivative investments designated as cash flow hedges, net of tax		(196)	(36)	(232)	(98)	(44)	(142)

Realized (gains) losses on derivative investments designated as cash flow hedges, net of tax		(6)		(6)	(35)	(1)	(36)

Actuarial gains (losses) on post employment benefit obligations, net of tax		-	-	-	-	-	-
Currency translation adjustments, net of tax		(26)	7	(19)	(14)	1	(13)
Other comprehensive income		(228)	(29)	(257)	(149)	(44)	(193)
Total comprehensive income		$ 564	$ 52	$ 616	$ 1,401	$ 99	$ 1,500

Attributable to:
Equity holders of Barrick Gold Corporation		$ 555	$ 47	$ 602	$ 1,392	$ 94	$ 1,486
Non-controlling interests		$ 9	$ 5	$ 14	$ 9	$ 5	$ 14

[1]	Certain US GAAP figures have been reclassified to conform to our IFRS financial statement presentation

BARRICK SECOND QUARTER 2011	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Cash Flow

Under IFRS, as a result of capitalized production phase stripping costs and capitalized E&E costs, operating cash inflows for the six months ended June 30, 2010 increased by $168 million to $2,238 million and investing cash outflows increased by $168 million to $2,338 million, compared to the same prior year period.

References

Consolidated Balance Sheets

A)	Inventories

	Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Capitalized production phase stripping[1]	($ 142)	($ 116)
Other[2]	3	(4)
	(139)	(120)
Short-term inventories	(52)	(54)
Long-term inventories	(87)	(66)
	($ 139)	($ 120)

[1]

The most significant IFRS impact on inventory was the change in the accounting treatment of production phase stripping costs for open pit mines, which we capitalize to PPSE when management assesses that it is probable that the stripping costs will result in future economic benefits. Under US GAAP, these costs were treated as production costs. Capitalized production phase stripping costs also resulted in an increase in depreciation. Refer to note C below for more information on capitalized production phase stripping costs.

[2]	Includes asset retirement cost adjustments. Refer to note C.
B)	Equity in Investees

Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Highland Gold impairment reversal[1]	$ 55	$ 139
Elimination of interest capitalization on equity investees[2]	(125)	(46)
Capitalized E&E3	22	12
Accumulated hedge losses relating to capital expenditures reclassified[4]	36	-
	($ 12)	$ 105

1.

Under IFRS, past impairments of equity investments must be reversed in the future if there is a recovery in the fair value of the investment. In 2008, we recorded an impairment of $140 million on our investment in Highland Gold. The fair value of the investment has increased since the write down; therefore, partial reversals were recorded under IFRS at the transition date and in subsequent quarters.

2.

Under IFRS, our investment in equity investees are not qualifying assets that are eligible for interest capitalization. On transition and in subsequent quarters, this resulted in the reversal of previously capitalized interest on our equity investees where the primary activities are the development of mining projects, which principally impacted the carrying amount of our investment in Cerro Casale.

3.

Under US GAAP, E&E costs can only be capitalized when Barrick has declared US 2P reserves in accordance with Industry Guide 7 issued by the US SEC. Under IFRS, we capitalize E&E costs when management assesses that it is probable that the expenditures will result in future economic benefits. This resulted in the capitalization of previously expensed E&E costs for the Cerro Casale project.

4.

IFRS requires that hedge gains or losses on capital expenditures be recorded against the related asset. Accordingly, hedge losses on our capital expenditures incurred for equity method investments were reclassified from AOCI to Equity in Investees.

BARRICK SECOND QUARTER 2011	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

C)	Property, Plant and Equipment

Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Land Building and Equipment
Deemed cost election for oil & gas properties[1]	($ 166)	($ 166)
Accumulated hedge gains reclassified from AOCI[2]	(56)	(62)
	(222)	(228)
Mining Interest - Depreciable:
Capitalized production phase stripping[3]	550	736
Asset retirement cost adjustments[4]	(41)	(19)
	509	717
Mining Interest - Non-Depreciable:

Capitalized E&E5	188	292
Acquired exploration properties reclassified to intangible assets[6]	(209)	(335)

Cerro Casale acquisition[7]	-	(313)
	(21)	(356)
Other adjustments	(13)	6
	$ 253	$ 139

1.

As permitted in IFRS 1, we took a deemed cost election for Barrick Energy, which resulted in an adjustment to the carrying amount of certain assets with an offset to retained earnings. For more information on IFRS 1 elections, refer to note 3A of the Financial Statements.

2.

IFRS requires that hedge gains or losses on capital expenditures be recorded with the related asset. Accordingly, hedge gains on our capital expenditures at capital projects and certain operating mines were reclassified from AOCI to the related asset.

3.

Under IFRS, production phase stripping costs that generate a future economic benefit are capitalized as open pit mine development costs within PPSE. On transition and in subsequent quarters, this resulted in a net increase in PP&E.

4.

As permitted in IFRS 1, we elected to take a simplified approach to calculate and record the asset related to the rehabilitation provision on our opening IFRS consolidated balance sheet. For more information on IFRS 1 elections available to first-time adopters, refer to note 3A of the Financial Statements. Subsequent to January 1, 2010, asset retirement costs increased or decreased based on movements in foreign exchange and discount rates.

5.

Under US GAAP, E&E costs can only be capitalized when Barrick has declared US 2P reserves in accordance with Industry Guide 7 issued by the US SEC. IFRS allows capitalization of E&E costs when management assesses that it is probable that the expenditures will result in future economic benefits. At January 1, 2010, the difference resulted from additional E&E costs capitalized under IFRS for the Pueblo Viejo, Buzwagi, Veladero and Lagunas Norte properties. Capitalized costs are net of accumulated depreciation.

6.

Under IFRS, on acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration potential including mineral resources, if any, of that property. This fair value is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. This change resulted in the reclassification of PP&E related to acquired exploration potential primarily for our Kainantu property, to Intangibles Assets.

7.

Under IFRS, Cerro Casale met the definition of a business when we acquired an additional 259 ownership, obtaining control, in first quarter 2010. Under US GAAP, Cerro Casale was accounted for as an acquisition of an asset. This accounting difference resulted in the recognition of goodwill of $809 million.

Adjustments to PP&E by Segment:

Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Gold
North America	$ 248	$ 272
South America	196	235
Australia Pacific	(154)	(74)
African Barrick Gold	21	4
Copper	6	14
Capital Projects	95	(161)
Barrick Energy	(159)	(151)
	$ 253	$ 139

D)	Deferred Income Tax Assets and Liabilities

In crease (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Deferred income tax assets[1]	($ 348)	$ 158
Deferred income tax liabilities[1]	($ 224)	$ 857

1.

Deferred tax asset and liability balances changed primarily due to the tax effects of the IFRS adjustments. In addition, for December 31, 2010, the IFRS deferred tax liability includes $523 million related to the finalization of the Cerro Casale purchase price allocation which is adjusted retroactively under IFRS. The US GAAP deferred tax amount did not include amounts related to the Cerro Casale purchase price allocation.

BARRICK SECOND QUARTER 2011	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources of Deferred Income Tax Assets and Liabilities
At December 31, 2010	USGAAP	IFRS
Deferred tax assets
Tax loss carry forwards	$ 553	$ 337
Capital tax loss carry forwards	101	-
Alternative minimum tax (“AMT”) credits	318	318
PER	494	469
Property, plant and equipment	177	-
Post-retirement benefit obligations	14	25
Accrued interest payable	63	63
Other	53	-
	1,773	1,212
Valuation allowances	(425)	-
	1,348	1,212
Deferred tax liabilities
Property, plant and equipment	(1,725)	(2,177)
Derivative instruments	(168)	(160)
Inventory	(102)	(212)
Other	-	(9)
	($ 647)	($ 1,346)

Classification:
Non-current assets	$ 467	$ 625
Non-current liabilities	(1,114)	(1,971)
	($ 647)	($ 1,346)

E)	Other Assets

	Increase (decrease) as at
Description	Jan.1, 2010	Dec.31, 2010
Capitalized production phase stripping costs related to long-term inventory[1]	($ 87)	($ 66)
Debt issuance costs reclassified to debt[2]	(45)	(54)
Reversal of the RSU long-term asset	(68)	(70)
Investment in Yokohama reclassified	30	32
Other adjustments	(3)	1
	($ 173)	($ 157)

1.	Refer to note A.
2.	Refer to note F.
F)	Debt

Increase (decrease) as at
Description	Jan.1, 2010	Dec.31, 2010
Bifurcation of senior convertible debt[1]	($ 143)	-
Debt issue costs reclassified[2]	(45)	(54)
Previously amortized debt premium reversed to retained earnings[2]	31	-
	($ 157)	($ 54)

1.

Under IFRS, compound financial instruments are required to be split into a debt and an equity component. On transition to IFRS, our senior convertible debentures were bifurcated into debt and equity components. We calculated the liability component by discounting the cash flows associated with the liability at a market rate for a similar debt instrument (without the conversion option). The equity component was measured as the residual amount.

2.

IFRS requires debt issuance costs to be deducted from the carrying amount of the related financial liability. At January 1, 2010, this resulted in the reclassification of debt issuance costs from other assets to debt. This was partially offset by reversal of previously amortized debt premium from retained earnings.

G)	Provisions

Increase (decrease) as at
Description	Jan.1, 2010	Dec.31, 2010
PER adjustments[1,2,3]	$ 72	$ 80
Reclassification of employee benefits and stock based compensation from other liabilities[4]	269	302
Additional provision recognized under IFRS[5]	11	11
Reversal of the RSU long-term asset[6]	(68)	(70)
Other adjustments	2	6
	$ 286	$ 329

1.

IFRS requires that provisions for PER be adjusted to fair value at each reporting period by applying the current foreign exchange and discount rates. The adjustments to PER are added (or deducted) from the cost of the related asset. At January 1, 2010, the effect of applying the current foreign exchange and discount rates was an increase in the PER balance. In subsequent quarters, the PER increased or decreased based on the movements in foreign exchange and discount rates.

2.

IFRS requires that constructive obligations be recognized as provisions if it is probable that the obligation will result in an outflow of economic resources. At January 1, 2010, we recognized certain constructive obligations that were previously expensed as incurred under US GAAP.

3.

IFRS requires that environmental obligations be measured using management’s best estimate of the expenditure required to settle the obligation. Under US GAAP, environmental obligations are recorded based on the cost of a third-party performing the work, irrespective of management’s intention to perform the work internally. At January 1, 2010, we eliminated contractor margins for those obligations where Barrick intends to perform the work.

4.	Under IFRS, we reclassified employee benefits and stock-based compensation from other liabilities to provisions.
5.

IFRS requires recognition of a contingent liability if it is probable that the obligation will result in an outflow of economic resources. At January 1, 2010, this resulted in the recognition of a contingent financial liability of $11 million relating to the additional 40% Cortez acquisition in 2008.

6.	Refer to note E.

BARRICK SECOND QUARTER 2011	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

H)	Opening Retained Earnings[1]

US GAAP, as reported Jan 1, 2010	($2,382)
IFRS 1 Exemptions
Reset of actuarial gains and losses relating to pension plans[2]	(37)
Reset of cumulative translation account[2]	(141)
Adjustment due to deemed cost election for oil & gas properties[2]	(166)

IFRS Policy choices
Capitalized production phase stripping[3]	408
Capitalized E&E3	160
Highland Gold impairment reversal[4]	55
Elimination of interest capitalization on equity investees[4]	(125)
Increase in PERs and related asset[5]	(101)
Bifurcation of senior convertible debt[6]	(31)
Time value changes in fair value of options designated as hedging instrument[7]	(33)
Tax effect of adjustments, net	(119)
Other adjustments	(23)
IFRS, as reported Jan 1, 2010	($2,535)

1.	Retained earnings changes for the quarters are due to the IFRS adjustments in the consolidated statement of income.
2.	Refer to note 3A of the Financial Statements.
3.	Refer to note C.
4.	Refer to note B.
5.	Refer to note G.
6.	Refer to note F.
7.

Under IFRS, Barrick is required to separate the intrinsic value and the time value of our purchased copper options and designate as the hedging instrument only the changes in the intrinsic value of the option. As a result, for hedge relationships where the critical terms of the purchased option match the hedged risk, the change in intrinsic value is deferred in equity while the change in time value is reclassified from AOCI to opening retained earnings. This change resulted in an amount recorded in retained earnings on transition and gains/losses attributable to time value changes in subsequent quarters were recognized on a separate line item ‘gains (losses) on non-hedge derivatives’ in the income statement .

I)	Accumulated Other Comprehensive Income

	Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Reset of actuarial gains and losses relating to pension plans[1]	$ 37	$ 37
Reset of cumulative translation account[1]	141	141
Time value changes in fair value of options designated as hedging instrument[2]	33	72
Accumulated hedge losses relating to capital expenditures reclassified[3]	36	36
Accumulated hedge gains reclassified[4]	(56)	(62)
Tax effect of adjustments	(14)	(20)
Other adjustments	-	(8)
	$ 177	$ 196

1.	Refer to note 3A of the Financial Statements.
2.	Refer to note H.
3.	Refer to note B.
4.	Refer to note C.
J)	Non-Controlling Interests (NCI)

	Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Capitalized E&E attributable to NCI related to Pueblo Viejo[1]	$ 50	$ 50
Sale of 26.1% ownership of ABG[2]	-	25
Other adjustments	(12)	1
	$ 38	$ 76
1.	Refer to note C.
2.

On February 17, 2010, our Board of Directors approved a plan to create ABG and to offer about 26.1% of its equity (including the overallotment option) in an initial public offering on the London Stock Exchange. ABG holds Barrick’s previously held African gold mines and most of Barrick’s previously held exploration properties. The carrying amounts of the net assets are different under IFRS as compared to US GAAP, which resulted in an adjustment to Additional Paid In Capital (“APIC”), and a corresponding adjustment to the NCI. For more information on this transaction, refer to note 4 of the Financial Statements.

Consolidated Statements of Income

K)	Sales

	Increase (decrease) for the period
Description	3 months ended June 30 2010	6 months ended June 30 2010
Other metal sales reclassified from cost of sales[1]	$ 31	$ 66
Gain on non-hedge derivatives[2]	(32)	(50)
Revenue recognition[3]	(15)	(7)
Others	(5)	(10)
	($ 21)	($ 1)

1.	Recognition of incidental other metal sales previously recorded as a credit to costs of sales will be presented as part of revenues commencing January 1, 2010.
2.

Under IFRS, all realized and unrealized non-hedge derivative gains or losses, hedge ineffectiveness and amounts not qualifying for hedge accounting are presented as a separate line on the consolidated income statement. Under US GAAP these amounts were presented in the respective income statement line item to which the gain or loss was most closely related.

3.

Revenues increased on transition due to earlier recognition of revenue for our concentrate sales at Bulyanhulu mine. Under IFRS, revenue is recognized on transfer of risk and rewards as compared to recognition on transfer of title under US GAAP.

BARRICK SECOND QUARTER 2011	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

L)	Cost of Sales

	Increase (decrease) for the period
Description	3 months ended June 30 2010	6 months ended June 30 2010
Capitalized production phase stripping[1]	($ 81)	($ 147)
Reclassification to income tax[2]	(22)	(43)
Depreciation expense[3]	13	35
Other metal sales[4]	31	66
Gain on non-hedge derivatives	(1)	3
Other adjustments	(14)	(21)
	($ 74)	($ 107)

1.	Costs of sales were lower primarily due to capitalized production phase stripping costs.
2.

Under IFRS, royalties and mining taxes that are payable to government bodies and are calculated based on net profit are classified as income taxes. We reclassified the following to income tax expense: Nevada Net Proceeds Tax and Cowal royalty.

3.

Depreciation expense increased under IFRS due to higher book values resulting from capitalization of production phase stripping costs and E&E costs, and the impact of the calculation of the asset related to the environmental rehabilitation provisions under IFRS 1 for opening balance sheet as at January 1, 2010.

4.	Refer to note K.

M)	Exploration and Evaluation

Under IFRS, the criteria to determine costs that qualify for capitalization differs from US GAAP. We capitalized additional E&E costs at certain properties, mainly Cerro Casale, where management assessed under IFRS that it is probable that these expenditures will result in future economic benefits.

N)	Impairment Charges (Reversals)

Increase (decrease) for the period
Description	3 months ended June 30 2010	6 months ended June 30 2010
Highland Gold impairment reversal[1]	$ -	($ 35)
Other	4	4
	$ 4	($ 31)

1.	Refer to note B.

O)	Other Income

In the first quarter of 2010, Barrick acquired an additional 25% ownership interest in the Cerro Casale project and obtained control over the project. Due to the elimination of capitalized interest under IFRS, the assets had a lower book value which resulted in a higher gain on acquisition of $13 million (net of taxes), which was recorded as other income.

P)	Gain (Loss) on Non-Hedge Derivatives

	Increase (decrease) for the period
Description	3 months ended June 30 2010	6 months ended June 30 2010
Gains on non-hedge derivative positions	$ 9	$ 22
Unrealized gains due to hedge ineffectiveness	3	7
Time value changes in fair value of options designated as hedging instrument1	49	59
	$ 61	$ 88

1.

Under IFRS, all realized and unrealized non-hedge derivative gains or losses, hedge ineffectiveness and amounts not qualifying for hedge accounting are presented as a separate line on the consolidated income statement. Under US GAAP these amounts were presented in the respective income statement line item to which the gain or loss was most closely related.

Q)	Income Tax Expense

	Increase (decrease) for the period
Description	3 months ended June 30 2010	6 months ended June 30 2010
Tax effect of changes in income	$ 27	$ 77
Reclassification from cost of sales1	23	50
Other adjustments	13	19
	$ 63	$ 146

[1]	Refer to note L.

BARRICK SECOND QUARTER 2011	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of conversion to IFRS Total Cash Costs per

ounce on gold and per pound on copper

For the three months ended June 30, 2010

	Gold	Copper
(Per ounce/pound information in dollars)	2010	2010
Cash costs - US GAAP	$ 457	$ 1.12
Capitalized production phase stripping costs[1]	(42)	-
Cost of sales reclassified to income tax expense[2]	(11)	-
Other adjustments	(3)	0.01
Cash costs - IFRS	$ 401	$ 1.13

For the six months ended June 30, 2010

	Gold	Copper
(Per ounce/pound information in dollars)	2010	2010
Cash costs - US GAAP	$ 446	$ 1.09
Capitalized production phase stripping costs[1]	(37)	-
Cost of sales reclassified to income tax expense[2]	(11)	-
Other adjustments	(1)	-
Cash costs - IFRS	$ 397	$ 1.09

[1]	Refer to footnote L1.
[2]	Refer to footnote L2.

BARRICK SECOND QUARTER 2011	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of the Financial Statements. In this MD&A, we have provided a summary of changes in critical accounting estimates from those disclosed in the Financial Statements.

Future Accounting Policy Changes

Our interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in the Financial Statements are based on International Financial Reporting Standards (“IFRS”) issued and outstanding as at July 27, 2011, the date the Board of Directors approved the Financial Statements for issue. Any subsequent changes to IFRS that are issued and effective as at December 31, 2011 could result in a restatement of the Financial Statements, including the transition adjustments recognized on conversion to IFRS.

Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation -Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Ventures

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines three types of arrangements: Joint Assets, Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity's involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable

BARRICK SECOND QUARTER 2011	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

financial statement users understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

Stripping costs in the Production Phase of a Surface Mine

International Financial Reporting interpretations Committee (“IFRIC”) has recently put out a draft interpretation providing guidance on stripping costs in the production phase of an open pit mine. We are monitoring the draft interpretation to assess what impact, if any, it will have on our accounting policy for production phase stripping costs.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the company for the periods presented in this Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

As described on page 31, Barrick reorganized its Capital Projects group, including making personnel changes to its project teams, increasing the involvement of its Regional Business Units in the construction of major projects. Management is in the process of assessing the impact on, and, as required, redesigning, the internal control over financial reporting and disclosure frameworks to reflect these organizational changes. Management has commenced the process of assessing the impact to the Company’s internal control environment relative to its acquisition of Equinox (as described on page 14 of this report). It is not expected that the Company’s conversion to IFRS will impact the effectiveness of the internal control over financial reporting and disclosure in the current year. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Accounting Estimates

Life-of-mine (“LOM”) Estimates Used to Measure Depreciation of Property, Plant and Equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected production based on our LOM plans. LOM plans are prepared based on estimates of ounces of gold/pounds of copper in proven and probable reserves and a portion of resources at the mine where there is high probability of economic extraction. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation based on these updated LOM plans. Under US GAAP, we amortized our mining interest over proven and probable reserves. The table below illustrates the impact of historic changes in LOM estimates on depreciation for each of our operating segments.

BARRICK SECOND QUARTER 2011	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Historic Changes in LOM Estimates on

Depreciation

		Depreciation increase (decrease) Periods ended June 30, 2011
($ millions, except LOM is in millions of contained oz/pounds)	LOM increase (decrease)[1]	Three months	Six Months
Gold
North America	7.1	($ 16)	($ 32)
Australia Pacific	1.7	($ 11)	($ 16)
ABG	(3.9)	$ 4	$ 9
South America	1.3	($ 3)	($ 6)
Total Gold	6.2	($ 26)	($ 45)

Copper
South America	734	($ 2)	($ 4)

1.

Each year we update our LOM estimates as at the end of the year as part of our normal business cycle. We then use those updated LOM estimates to calculate depreciation expense in the following fiscal year on assets which use the units-of-production method of depreciation. LOM changes presented were calculated as at the end of 2010 are in millions of contained ounces/pounds.

Provisions for Environmental Rehabilitations (“PERs”)

We have an obligation to reclaim our mining properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. We recognize the fair value of a liability for a PER such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. PER can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

We record a PER in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in a PER is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in depreciation expense. At closed mines, any adjustment to a PER is recognized as an expense in the consolidated statement of income.

PERs are measured at the expected value of the future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life.

During the first half of 2011, we did not record any significant changes to the PER at any of our minesites.

Preliminary Purchase Price Allocations

We have prepared a preliminary allocation of the purchase cost of the Equinox business combination to the assets and liabilities acquired. This allocation is prepared based on the estimated fair value of the assets/liabilities using the best information available as at the balance sheet date. There could be adjustments made to these preliminary allocations as the valuation work is finalized. In particular, the preliminary fair value estimates for depreciable mining interests, deferred income taxes and goodwill could be materially different from the final amounts and could have a corresponding impact on the calculations of depreciation and income tax expense for periods subsequent to the date of acquisition. Under IFRS, any such adjustments to finalize the purchase price allocation will result in a retrospective adjustment to the preliminary allocations from the acquisition date onwards. The measurement period for making adjustments to the preliminary allocation cannot exceed one year from the date of acquisition.

BARRICK SECOND QUARTER 2011	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES8

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Significant tax adjustments not related to current period earnings;
•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Foreign currency translation gains/losses;
•	Non-recurring restructuring costs; and
•	Unrealized gains/losses on non-hedge derivative instruments

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net earnings in this measure include items that are recurring, management believes that adjusted net earnings is a useful measure of the Company’s performance because the elimination of gold sales contracts; non-recurring tax adjustments; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and non-recurring restructuring charges do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.

Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

We also present return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance.

Adjusted net earnings and return on equity are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

[8]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK SECOND QUARTER 2011	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Return on Equity1

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Net earnings attributable to equity holders of the Company	$ 1,159	$ 859	$ 2,160	$ 1,679
Significant tax adjustments not related to current period earnings	12	(78)	8	(78)
Impairment charges (reversals) related to intangibles, property, plant and equipment, and investments	4	8	4	(22)
Acquisition/disposition adjustments[2]	(66)	-	(110)	(31)
Foreign currency translation (gains)/losses	(26)	28	(29)	44
Restructuring costs	-	20	2	40
Acquisition related costs[3]	83	-	83	-
Unrealized (gains)/losses on non-hedge derivative instruments	(49)	(33)	3	(45)
Adjusted net earnings	$ 1,117	$ 824	$ 2,121	$ 1,587
Net earnings per share[4]	$ 1.16	$ 0.87	$ 2.16	$ 1.70
Adjusted net earnings per share[4]	$ 1.12	$ 0.84	$ 2.12	$ 1.61
Average Shareholders’ Equity	$ 21,032	$ 16,605	$ 20,525	$ 16,034
Return on equity[5]	21%	20%	21%	20%

[1]	Amounts presented in this table are post-tax.
[2]

For the three month periods ended June 30,2011, includes gains on sale of assets. For the six month periods ended June 30, 2011 includes gain on sale assets of $133 million, partially offset by a $23 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% interest in Cortez property.

[3]

Represents expensed transaction costs, fair value inventory purchase adjustments and realized foreign exchange losses relating to our economic hedge of the purchase price related to the Equinox acquisition.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Adjusted Operating Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of elimination of gold sales contracts, the impact of one-time costs and working capital adjustments relating to business combinations; and the impact of VAT recoverable relating to capital expenditures at our projects.

Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The elimination of gold sales contracts, one-time costs and working capital adjustments relating to business combinations; and the impact of VAT recoverable relating to capital expenditures at our projects are activities that are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Adjusted operating cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measures.

Reconciliation of Adjusted Operating Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Operating cash flow	$ 690	$ 1,108	$ 2,125	$ 2,238
Acquisition costs expensed and related working capital movements	188	-	188	-
VAT recoverable	60	19	64	40
Adjusted operating cash flow	$ 938	$ 1,127	$ 2,377	$ 2,278

BARRICK SECOND QUARTER 2011	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Cash Costs per ounce and Net Cash Costs per ounce

Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, and by-product credits, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and depreciation and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

We have also adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.

We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production attributable to the non-controlling interest. Consequently, our production and total cash costs and net cash costs statistics only reflect our equity share of production.

Net cash costs measures the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.

Total cash cost and net cash cost statistics are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	Gold		Copper		Oil and Gas		Total
For the three months ended June 30	2011	2010	2011	2010	2011	2010	2011	2010
Cost of Sales	$ 1,292	$ 1,138	$ 174	$ 106	$ 30	$ 18	$ 1,496	$ 1,262
Less: Depreciation	292	283	26	21	19	10	337	314
	$ 1,000	$ 855	$ 148	$ 85	$ 11	$ 8	$ 1,159	$ 948

	Gold		Copper		Oil and Gas		Total
For the six months ended June 30	2011	2010	2011	2010	2011	2010	2011	2010
Cost of Sales	$ 2,497	$ 2,295	$ 295	$ 203	$ 61	$ 32	$ 2,853	$ 2,530
Less: Depreciation	556	563	45	21	40	16	641	620
	$ 1,941	$ 1,732	$ 250	$ 162	$ 21	$ 16	$ 2,212	$ 1,910

BARRICK SECOND QUARTER 2011	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

	For the three months ended June 30				For the six months ended June 30
	Gold		Copper		Gold			Copper
($ millions, except per ounce/pound information in dollars)	2011	2010	2011	2010	2011	2010		2011	2010
Cost of sales	$ 1,000	$ 855	$ 148	$ 85	$ 1,941	$ 1,732		$ 250	$ 162
Cost of sales applicable to discontinued operations		4	-	34		6		-	57
Cost of sales applicable to non-controlling interests[1]	(43)	(27)	-	-	(83)	(30)		-	-
Cost of sales applicable to ore purchase arrangement	(37)	(27)	-	-	(62)	(51)		-	-
Other metal sales	(36)	(30)	(1)	-	(69)	(64)		(3)	(3)
Inventory purchase accounting adjustments	-	-	(19)	-	-	-		(19)	-
Unrealized non-hedge gains/losses on fuel hedges	(1)	-	-	-	(3)	-		-	-
Impact of Barrick Energy	(30)	(11)	-	-	(58)	(22)		-	-
Total cash costs	$ 853	$ 764	$ 128	$ 119	$ 1,666	$ 1,571		$ 228	$ 216
Ounces/pounds sold - consolidated basis (000s ounces/millions pounds)	1,970	1,952	82	105	3,883	4,016		162	198
Ounces/pounds sold - non-controlling interest (000s ounces)[1]	(55)	(49)	-	-	(105)	(54)		-	-
Ounces/pounds sold - equity basis (000s ounces/millions pounds)	1,915	1,903	82	105	3,778	3,962		162	198
Total cash costs per ounce/per pound	$ 445	$ 401	$ 1.56	$ 1.13	$ 441	$ 397		$ 1.41	$ 1.09
[1] Relates to interest in ABG held by outside shareholders.

Net Cash Costs per ounce

($ millions, except per ounce/pound data in dollars)		For the three months ended June 30				For the six months ended June 30
			2011		2010		2011		2010
Ounces gold sold - equity basis (000s)			1,915		1,903		3,778		3,962
Total cash costs per ounce - equity basis			$ 445		$ 401		$ 441		$ 397
Revenues from copper sales			342		226		687		463
Revenues from copper sales of discontinued operations			-		76		-		140
Inventory purchase accounting adjustments			19		-		19		-
Realized non-hedge gold/copper derivative (losses) gains			(8)		6		(11)		10
Unrealized mark-to-market provisional price adjustments			-		-		-		(1)
Net revenues from copper excluding realized non-hedge gains/losses from copper contracts			$ 353		$ 308		$ 695		$ 612
Copper cost of sales per consolidated statement of income			148		85		250		162
Copper cost of sales from discontinued operations			-		34		-		57
Copper credits			205		189		445		393
Copper credits per ounce[1]			107		99		118		100
Net cash costs per ounce			$ 338		$ 302		$ 323		$ 297

[1]	Copper credits per ounce for three and six month periods ended June 30, 2011 and June 30, 2010 may not calculate based on amounts presented in this table due to rounding.

EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

BARRICK SECOND QUARTER 2011	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA is intended to provide additional information to investors and analysts, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

The following table provides a reconciliation of EBITDA to net earnings.

Reconciliation of Net Earnings to EBITDA

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Net earnings	$ 1,159	$ 859	$ 2,160	$ 1,679
Income tax expense	550	271	1,044	676
Finance costs	48	47	80	113
Finance income	(4)	(2)	(7)	(6)
Depreciation	337	314	641	620
EBITDA	$ 2,090	$ 1,489	$ 3,918	$ 3,082
Reported as:
Gold
North America	$ 918	$ 529	$ 1,683	$ 968
South America	521	519	898	1,098
Australia Pacific	350	258	717	490
African Barrick Gold	141	103	243	200
Copper
South America	181	138	412	297
Australia Pacific	16	-	32	-
Capital Projects	(11)	(20)	(22)	(2)
Barrick Energy	7	(8)	30	1
Other	(33)	(30)	(75)	30
EBITDA	$ 2,090	$ 1,489	$ 3,918	$ 3,082

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangement; and
•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure

BARRICK SECOND QUARTER 2011	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/per pound1

	For the three months ended June 30				For the six months ended June 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound information in dollars)	2011	2010	2011	2010	2011	2010	2011	2010
Sales	$ 3,000	$2,346	$ 342	$ 226	$5,666	$4,636	$687	$463
Sales attributable to discontinued operations	-	14	-	76	-	24	-	140
Sales applicable to non-controlling interests	(84)	(59)	-	-	(154)	(65)	-	-
Sales attributable to ore purchase agreement	(39)	(27)	-	-	(67)	(52)	-	-
Realized non-hedge gold/copper derivative (losses) gains	4	6	(8)	6	8	15	(11)	10
Unrealized mark-to-market provisional price adjustments	-	-	-	-	-	-	-	(1)
Export duties	17	14	-	-	32	29	-	-
Revenues - as adjusted	$ 2,898	$ 2,294	$ 334	$ 308	$5,485	$4,587	$676	$612
Ounces/pounds sold (000s ounces/millions pounds)	1,915	1,903	82	105	3,778	3,962	162	198
Realized gold/copper price per ounce/pound	$ 1,513	$ 1,205	$ 4.07	$2.93	$1,452	$1,158	$4.16	$3.10

[1]	Realized copper prices for three and six month periods ended June 30, 2011 and June 30, 2010 may not calculate based on amounts presented in this table due to rounding.

Net Cash Margin

Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. We believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

Our net cash margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold price per ounce, total cash costs per ounce, and copper credit per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Reconciliation of net cash margin per ounce

	For the three months ended June 30				For the six months ended June 30
	Gold		Copper		Gold		Copper
	2011	2010	2011	2010	2011	2010	2011	2010
Realized gold/copper price per ounce/pound	$ 1,513	$ 1,205	$ 4.07	$ 2.93	$ 1,452	$ 1,158	$ 4.16	$ 3.10
Total cash costs per ounce/per pound	445	401	1.56	1.13	441	397	1.41	1.09
Total cash margin per ounce/per pound	$ 1,068	$ 804	$ 2.51	$ 1.80	$ 1,011	$ 761	$ 2.75	$ 2.01
Copper credit per ounce1	107	99			118	100
Net cash margin per ounce	$ 1,175	$ 903			$ 1,129	$ 861

[1]	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 54.

BARRICK SECOND QUARTER 2011	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Debt and Net Debt

Management uses non-GAAP financial measures “adjusted debt” and “net debt” since they are more indicative of how we manage our debt levels internally than the IFRS measure. We believe these measures provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure. Adjusted debt and net debt are intended to provide additional information, do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

We have adjusted our long-term debt to exclude fair value on other adjustments and our partner’s share of project financing to arrive at adjusted debt. We have excluded the impact of fair value and other adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We have excluded our partners’ shares of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.

Adjusted Debt and Net Debt Summary

(in $ millions)	As at June 30, 2011	As at December 31, 2010
Debt per financial statements	$ 13,359	$ 6,638
Fair value and other adjustments[1]	35	67
Pueblo Viejo financing - partner’s share[2]	(376)	(313)
Adjusted debt	$ 13,018	$ 6,392
Cash and equivalents	(2,863)	(3,968)
Cash and equivalents - partner’s share at Pueblo Viejo[2]	6	3
Net debt	$ 10,161	$ 2,427

[1]	Other adjustments primarily relate to issue costs which have been netted against the debts.
[2]

We consolidate 100% of Pueblo Viejo in our financial statements; however we have guaranteed only our 60% share of the $940 million financing received to this point. Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

BARRICK SECOND QUARTER 2011	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Revenue (notes 5 and 6)	$3,426	$2,621	$6,516	$5,202
Costs and expenses
Cost of sales (notes 5 and 7)	1,496	1,262	2,853	2,530
Corporate administration	38	45	80	78
Exploration and evaluation (note 8)	89	56	154	100
Other expense (note 10A)	127	159	256	234
Impairment charges (reversals) (note 10B)	4	11	4	(24)
	1,754	1,533	3,347	2,918
Other income (note 10C)	91	13	162	57
Income (loss) from equity investees (note 14)	4	(9)	5	(24)
Gain (loss) on non-hedge derivatives (note 18E)	7	61	(24)	88
Income before finance items and income taxes	1,774	1,153	3,312	2,405
Finance items (note 11)
Finance income	4	2	7	6
Finance costs	(48)	(47)	(80)	(113)
Income before income taxes	1,730	1,108	3,239	2,298
Income tax expense (note 12)	(550)	(271)	(1,044)	(676)
Income from continuing operations	1,180	837	2,195	1,622
Income from discontinued operations (note 4G)	-	36	-	71
Net income	$1,180	$873	$2,195	$1,693
Attributable to:
Equity holders of Barrick Gold Corporation	$1,159	$859	$2,160	$1,679
Non-controlling interests (note 22)	$21	$14	$35	$14

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 9)
Income from continuing operations
Basic	$1.16	$0.84	$2.16	$1.63
Diluted	$1.16	$0.83	$2.16	$1.61
Income from discontinued operations
Basic	$-	$0.03	$-	$0.07
Diluted	$-	$0.03	$-	$0.08
Net income
Basic	$1.16	$0.87	$2.16	$1.70
Diluted	$1.16	$0.86	$2.16	$1.69

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2011	61	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net income	$1,180	$873	$2,195	$1,693

Other comprehensive income, net of taxes
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $1, $nil, $3, $1	(5)	-	5	(2)
Realized (gains) losses and impairments (recoveries) on AFS financial securities, net of tax $5, $nil, $5, $nil	(44)	-	(44)	-
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $18, $69, $13, $41	185	(232)	327	(142)
Realized gains on derivatives designated as cash flow hedges, net of tax $30, $2, $46, $10	(103)	(6)	(176)	(36)
Currency translation adjustments, net of tax $nil, $nil, $nil, $nil	5	(19)	33	(13)
Total other comprehensive income	38	(257)	145	(193)
Total comprehensive income	$1,218	$616	$2,340	$1,500
Attributable to:

Equity holders of Barrick Gold Corporation	$1,197	$602	$2,305	$1,486

Non-controlling interests	$21	$14	$35	$14

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2011	62	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income	$1,180	$873	$2,195	$1,693
Adjusted for the following items:
Depreciation	337	314	641	620
Accretion	17	5	24	12
Impairment charges (reversals) (note 10B)	4	11	4	(24)
Income tax expense (note 12)	550	271	1,044	676
Increase in inventory	(200)	(83)	(256)	(132)
(Gain) loss on non-hedge derivatives	(7)	(61)	24	(88)
Gain on sale/acquisition of long-lived assets/investments	(86)	(4)	(156)	(50)
Income from discontinued operations	-	(36)	-	(71)
Operating cash flows of discontinued operations	-	(1)	-	(4)
Other (note 13A)	(338)	137	(320)	135
Operating cash flows before interest and income taxes	1,457	1,426	3,200	2,767
Net interest paid	(31)	(73)	(51)	(111)
Income taxes paid	(736)	(245)	(1,024)	(418)
Net cash provided by operating activities	690	1,108	2,125	2,238
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,068)	(851)	(2,139)	(1,560)
Sales proceeds	3	3	33	8
Acquisitions (note 4)	(7,315)	(305)	(7,340)	(752)
Investments
Purchases	(2)	(1)	(9)	(2)
Sales	51	-	71	-
Investing cash flows of discontinued operations	-	-	-	-
Other investing activities (note 13B)	(63)	(14)	(73)	(32)
Net cash used in investing activities	(8,394)	(1,168)	(9,457)	(2,338)
FINANCING ACTIVITIES
Proceeds on exercise of stock options	10	26	31	31
Proceeds from public issuance of common shares by a subsidiary (note 4E)	-	50	-	884
Long-term debt
Proceeds	6,500	782	6,659	782
Repayments	(347)	(69)	(349)	(75)
Dividends	(120)	(197)	(240)	(197)
Funding from (to) non-controlling interests	122	(110)	179	(16)
Financing cash flows of discontinued operations	-	-	-	-
Other financing activities (note 13C)	(50)	(32)	(65)	(18)
Net cash provided by financing activities	6,115	450	6,215	1,391
Effect of exchange rate changes on cash and equivalents	9	(7)	12	(4)
Net increase (decrease) in cash and equivalents	(1,580)	383	(1,105)	1,287
Cash and equivalents at beginning of period (note 18A)	4,443	3,468	3,968	2,564
Cash and equivalents at end of period (note 18A)	$2,863	$3,851	$2,863	$3,851

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2011	63	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,	As at January 1,
	2011	2010	2010
ASSETS
Current assets
Cash and equivalents (note 18A)	$2,863	$3,968	$2,564
Accounts receivable	447	370	259
Inventories (note 15)	2,141	1,798	1,488
Other current assets	1,119	935	518
Total current assets (excluding assets classified as held for sale)	6,570	7,071	4,829
Assets classified as held for sale	-	-	100
Total current assets	6,570	7,071	4,929

Non-current assets
Equity in investees (note 14)	424	396	1,124
Other investments	169	171	62
Property, plant and equipment (note 16)	25,645	17,890	13,378
Goodwill (note 17)	9,580	6,096	5,197
Intangible assets	498	475	275
Deferred income tax assets	552	625	601
Other assets	2,070	1,913	1,358
Total assets	$45,508	$34,637	$26,924
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,043	1,511	1,221
Debt	130	14	54
Current income tax liabilities	427	550	104
Other current liabilities	329	416	366
Total current liabilities (excluding liabilities classified as held for sale)	2,929	2,491	1,745
Liabilities classified as held for sale	-	-	49
Total current liabilities	2,929	2,491	1,794

Non-current liabilities
Debt (note 18B)	13,229	6,624	6,124
Provisions (note 20)	1,958	1,768	1,408
Deferred income tax liabilities	3,364	1,971	960
Other liabilities (note 19)	495	566	884
Total liabilities	21,975	13,420	11,170
Equity
Capital stock (note 21)	17,861	17,820	17,392
Retained earnings (deficit)	2,531	611	(2,535)
Accumulated other comprehensive income	872	727	232
Other	314	314	143
Total equity attributable to Barrick Gold Corporation shareholders	21,578	19,472	15,232
Non-controlling interests (note 22)	1,955	1,745	522
Total equity	23,533	21,217	15,754
Contingencies and commitments (note 16 and 23)
Total liabilities and equity	$45,508	$34,637	$26,924

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2011	64	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation	Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income	Other[1]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2011	$17,820	$611	$727	$314	$19,472	$1,745	$21,217
Net income	-	2,160	-	-	2,160	35	2,195
Total other comprehensive income	-	-	145	-	145	-	145
Total comprehensive income	-	2,160	145	-	2,305	35	2,340
Transactions with owners
Dividends	-	(240)	-	-	(240)	-	(240)
Issued on exercise of stock options	31	-	-	-	31	-	31
Recognition of stock option expense	10	-	-	-	10	-	10
Funding from (to) non-controlling interests	-	-	-	-	-	179	179
Other decrease in non-controlling interests	-	-	-	-	-	(4)	(4)
Total transactions with owners	41	(240)	-	-	(199)	175	(24)
At June 30, 2011	$17,861	$2,531	$872	$314	$21,578	$1,955	$23,533

At January 1, 2010	$17,392	$(2,535)	$232	$143	$15,232	$522	$15,754
Net income	-	1,679	-	-	1,679	14	1,693
Total other comprehensive income (loss)	-	-	(193)	-	(193)	-	(193)
Total comprehensive income (loss)	-	1,679	(193)	-	1,486	14	1,500
Transactions with owners
Dividends	-	(197)	-	-	(197)	-	(197)
Issued on exercise of stock options	31	-	-	-	31	-	31
Recognition of stock option expense	7	-	-	-	7	-	7
Recognized on initial public offering of
African Barrick Gold (note 4E)	-	-	-	276	276	-	276
Funding from (to) non-controlling interests	-	-	-	-	-	(16)	(16)
Other increase in non-controlling interests	-	-	-	-	-	1,064	1,064
Total transactions with owners	38	(197)	-	276	117	1,048	1,165
At June 30, 2010	$17,430	$(1,053)	$39	$419	$16,835	$1,584	$18,419

1 Includes additional paid-in capital as at June 30, 2011: $276 million (December 31, 2010: $276 million; June 30, 2010: $276 million; January 1, 2010: $ nil) and convertible borrowings - equity component as at June 30, 2011: $38 million (December 31, 2010: $38 million; June 30, 2010: $143 million; January 1, 2010: $143 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2011	65	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP, EUR and ZMK are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound Sterling, Euros and Zambian Kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporation Act (Ontario). We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We also hold interests in oil and gas properties located in Canada. Our producing mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

Seasonality does not have a significant impact on the Company’s operations.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these interim financial statements are based on International Financial Reporting Standards (“IFRS”) issued and outstanding as at July 26, 2011, the date the Board of Directors approved these interim financial statements for issue. Any subsequent changes to IFRS that are issued and effective as at December 31, 2011 could result in a restatement of these interim financial statements, including the transition adjustments recognized on conversion to IFRS.

Prior to the adoption of IFRS, our primary financial statements were prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Disclosure of our elected transition exemptions and reconciliation and explanation of accounting policy differences compared to US GAAP have been provided in Note 3 to these financial statements.

These interim financial statements should be read in conjunction with the Company’s 2010 annual financial statements, which were prepared in accordance with US GAAP, and in consideration of the IFRS disclosures included in Note 3 to these interim financial statements.

B)	Basis of Preparation

Subsidiaries

These financial statements include the accounts of Barrick and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control is achieved when we have the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. For non wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. Our joint ventures consist of jointly controlled assets (“JCAs”) and jointly controlled entities (“JCEs”).

A JCA is a joint venture in which the venturers have control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. The participants in a JCA derive benefit from the joint activity through a share of production, rather than by receiving a share of the net operating results. Our proportionate

BARRICK SECOND QUARTER 2011	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

interest in the assets, liabilities, revenues, expenses, and cash flows of JCAs are incorporated into the consolidated financial statements under the appropriate headings.

A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. We account for our interests in JCEs using the equity method of accounting.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, and our share of post acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity, over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20 percent and 50 percent of the voting rights, but can also arise where the Company has less than 20 percent if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss are accounted for in the consolidated financial statements using the equity method of accounting.

Consolidation Method at June 30, 2011

Outlined below are the accounting methods used for entities other than 100% owned Barrick subsidiaries:

	Entity type at June 30, 2011	Economic Interest at June 30, 2011[1]	Method
North America
Marigold Mine	JCA	33%	Proportional
Round Mountain Mine	JCA	50%	Proportional
Turquoise Ridge Mine	JCA	75%	Proportional
Australia
Kalgoorlie Mine	JCA	50%	Proportional
Porgera Mine	JCA	95%	Proportional
ABG[2]	Subsidiary	73.9%	Consolidation
Capital Projects
Pueblo Viejo Project[3]	Subsidiary	60%	Consolidation
Cerro Casale Project[3]	Subsidiary	75%	Consolidation
Donlin Gold Project	JCE	50%	Equity Method
Reko Diq Project[4]	JCE	37.5%	Equity Method
Kabanga Project	JCE	50%	Equity Method
Highland Gold	Associate	20%	Equity Method

[1]	Unless otherwise noted, all of our joint ventures are funded by contributions made by their partners in proportion to their economic interest.
[2]

In 2010, we completed an initial public offering (“IPO”) for a non-controlling interest in our African gold mining operations. As a result of this transaction, our economic interest in the North Mara, Bulyanhulu and Buzwagi gold mines was reduced from 100% to 73.9% and our economic interest in the Tulawaka gold mine was reduced from 70% to 51.7%.

[3]	We consolidate our interests in Pueblo Viejo, Cerro Casale and ABG and record a non-controlling interest for the 40%, 25% and 26.1%, respectively, that we do not own.
[4]	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized within twelve months of the acquisition date with retroactive restatement to the acquisition date as required. Incremental costs related to the acquisition costs are expensed as incurred.

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts

BARRICK SECOND QUARTER 2011	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized at the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

When control of a subsidiary is acquired in stages, its carrying value prior to the change in control is compared with the fair value of the identifiable net assets at the date of the change of control. If fair value is greater than/less than carrying value, a gain/loss is recorded in the consolidated statement of income.

D)	Discontinued Operations

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes, and is expected to be recovered primarily through sale rather than continuing use. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the relevant criteria are met. Results of operations and any gain or loss from disposal are excluded from earnings before finance items and tax and are reported separately as Income from discontinued operations.

E)	Foreign Currency Translation

The functional currency for each subsidiary of the Company, and for joint ventures and associates, is the currency of the primary economic environment in which it operates. The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using historical rates;
•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI;
•	Environmental rehabilitation provisions using the closing exchange rate as at the balance sheet date;
•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our oil and gas operations is the Canadian dollar. We translate non-US dollar balances related to these operations into US dollars as follows:

•	Assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI; and
•	Income and expense using the average exchange rate for the period with translation gains and losses recorded in OCI.

F)	Revenue Recognition

We record revenue when persuasive evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

G)	Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or

BARRICK SECOND QUARTER 2011	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures.

Cash flows attributable to capitalized exploration and evaluation expenditures are classified as investing activities in the consolidated statement of cash flow.

For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures that are either general in nature or related to an unsuccessful drilling program are recorded as exploration expense in the consolidated statement of income. Only costs that relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs.

H)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

I)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the

BARRICK SECOND QUARTER 2011	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Interim Reporting

As Barrick operates in different jurisdictions, our policy is that a global budgeted average annual effective income tax rate is determined and applied to the interim period global pre-tax income.

The income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes.

In addition to the application of the budgeted income tax rate, income tax expense in each interim period includes, in addition to other items, the impact of currency translation gains and losses, changes in the recognition of deferred tax assets, legislative changes and tax rate changes.

J)	Other Investments

Investments in publically quoted securities are categorized as available-for-sale. Available-for-sale investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments mature or are sold and are calculated using the carrying amount of securities sold. If the fair value of an investment declines below the carrying amount, we undertake an assessment of whether the impairment is significant or prolonged. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount.

When a decline in the fair value of an available-for-sale investment has been recognized in OCI and there is objective evidence that the asset is impaired, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statement of income. The reclassification adjustment is calculated as the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized. Impairment losses on equity investments classified as available-for-sale are not subject to reversal.

K)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories includes, direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of mine site

BARRICK SECOND QUARTER 2011	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

overhead costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

L)	Property, Plant and Equipment

Land, Buildings, Plant and Equipment

At acquisition, we record land, buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers' commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense, accounted for as a cost of the inventory produced in the period.

Depreciation commences when buildings, plant and equipment are considered available for use. Once buildings, plant and equipment are considered available for use it is measured as cost less accumulated depreciation and applicable impairment losses. Land is not depreciated and is measured at cost less impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is depreciated and recapitalized as development costs attributable to the related asset.

Annual Depreciation Rates of Major Asset Categories

Land	Not depreciated
Plant and equipment	5 - 25 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years
Oil and gas plants and related facilities	3 - 15 years

Leasing Arrangements

We enter into leasing arrangements and arrangements that are in substance leasing arrangements. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payment. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated, once the asset becomes available for use, over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term.

Mining Interests

Mining interests consist of: fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation cost; and capitalized interest.

BARRICK SECOND QUARTER 2011	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Acquired Mining Properties

On acquisition of a mining property we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the business combination is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of resources expected to be extracted economically. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the business combination is not subject to depreciation, until the resources become probable of economic extraction in the future. Exploration potential is recorded as an intangible asset.

Acquired Petroleum and Natural Gas Properties

On acquiring petroleum and natural gas property, we estimate the fair value of reserves and resources and we record this amount as an asset at the date of acquisition, which is subject to depreciation when the asset is available for its intended use.

Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and a portion of resources within that ore block or area where it is considered probable that those resources will be extracted economically.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces of gold/pounds of copper in total accessible proven and probable reserves and a portion of resources where it is considered probable that those resources will be extracted economically.

Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; (iii) increases the productive capacity or extends the productive life of the mine (or pit). For production phase stripping costs that generate a future economic benefit, the current period stripping costs are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in the associated open pit in proven and probable reserves and the portion of resources considered probable of being extracted economically. Capitalized open pit mine development costs are depreciated once the mine has entered production and the future economic benefit is being derived.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily

BARRICK SECOND QUARTER 2011	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Construction-in-Progress

Assets under construction at both projects and operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also contains deposits on long lead items. Construction-in-progress is not depreciated. Once the asset is complete and available for use, depreciation is commenced.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

M)	Goodwill

Under the acquisition method of accounting for business combinations, where the fair value of consideration paid exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. Goodwill is not amortized; rather it is tested annually for impairment or at any time during the year that an indicator of impairment is identified. Goodwill is allocated to the group of cash generating units (“CGU”) that comprise an operating segment, since each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill.

N)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration potential, including mineral resources, if any, of that property. The fair value of the exploration potential is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

O)	Impairment of Non-current Assets

We review and test the carrying amounts of PP&E and intangible assets with definite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of CGUs, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property represents a CGU for impairment testing.

Goodwill is tested for impairment annually in the fourth quarter or at any time during the year if an indicator of impairment is identified. We test goodwill at the operating segment level, since each CGU in a segment derives synergy benefits from the business combinations within that segment that give rise to goodwill and management does not internally monitor goodwill at a lower level.

The recoverable amount of a CGU or an operating segment is the higher of Value in Use and Fair Value Less Costs to Sell. An impairment loss is recognized for any excess of carrying amount of a CGU or operating segment over its recoverable amount. Any impairment is recognized as an expense in the consolidated statement of income in the reporting period in which the impairment occurs. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets. An impairment loss related to an operating segment is applied in the following order: (a) first, to reduce the carrying amount of goodwill allocated to the operating segment, (b) then, to the other assets of the operating segment.

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in the consolidated statement of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher

BARRICK SECOND QUARTER 2011	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

of Value in Use and Fair Value Less Costs to Sell. Goodwill impairment losses are not reversible.

P)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

Q)	Convertible Debentures

Convertible debentures are accounted for as a compound financial instrument, with the equity component and the liability component bifurcated as at the date of issuance. The equity component is recognized in OCI and is not subsequently re-measured. The liability component is measured at amortized cost. Interest expense on the liability component is calculated by applying the prevailing market interest rate for similar debt obligations without the equity conversion feature. The difference between this amount and interest paid is added to the carrying amount of the liability component.

R)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of income. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and the intent to settle on a net basis.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of income. Amounts accumulated in equity are transferred to the consolidated statement of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statement of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statement of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of income.

S)	Embedded Derivatives

Derivatives embedded in other financial instruments or other executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and will be accounted for as described above.

T)	Fair Value Accounting

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

U)	Environment Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning

BARRICK SECOND QUARTER 2011	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event occurs that gives rise to an obligation and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for material changes to expected cash flows and for the effect of a change in the discount rate and exchange rate, when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When expected cash flows change, the revised cash flows are discounted using the current US dollar real risk-free pre-tax discount rate and an adjustment is made to the provision.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates. Those adjustments are accounted for as a change in the corresponding value of the related assets including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statement of income. The adjusted cost of the related asset is depreciated prospectively. Changes also result in an adjustment to future finance costs.

BARRICK SECOND QUARTER 2011	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

V)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to net present value using an appropriate current market based pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

W)	Stock-Based Compensation

Barrick offers both equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)) and cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) awards to certain employees and officers of the Company.

Equity settled awards are measured at the initial grant date. The cost is recorded over the vesting period of the award to the same expense category of the award recipient’s payroll costs (i.e. cost of sales, RBU costs, corporate administration) and the corresponding entry is recorded against equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially at the grant date of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category of the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore, multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of two and a half years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense as a component of corporate administration and other expenses. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted. Barrick calculates this adjustment on a quarterly basis.

BARRICK SECOND QUARTER 2011	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

African Barrick Gold RSUs

Historically, Barrick maintained a cash-settled RSU plan for select employees who now work for ABG. This plan operates in the identical manner as the Barrick RSU plan. The existing legacy RSUs will continue to be administered and accounted for based on the movement of the fair value of Barrick common share for recording liabilities and compensation expense.

Deferred Share Units

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement the liability is re-measured, with any change in fair value recorded as Directors compensation expense in the period.

Performance Restricted Share Units

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. The amount of PRSUs that vest is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the value.

The value of a PRSU reflects the value of a Barrick common share adjusted for its relative performance against certain competitors. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each re-measurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement the liability is re-measured, with any changes in fair value recorded as compensation expense. The fair value is adjusted by the calculated forfeiture rate.

Employee Share Purchase Plan

In 2008, Barrick launched an ESPP. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

Both Barrick and the employee make the contributions on a bi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement, however, shares purchased with Barrick’s contributions vest annually on December 1st. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense, equal to its bi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to December 1, any accrual for contributions by Barrick during the year related to that employee is reversed.

X)	Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employees’ annual salary and bonus. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and bonus. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. An irrevocable trust (“rabbi trust”) was set up to fund these plans.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We record actuarial gains and losses in equity.

BARRICK SECOND QUARTER 2011	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Our valuations are carried out using the project unit method and the expected rate of return on pension plan assets is determined as management’s best estimate of the long-term return on major asset classes. We record the difference between the fair value of the plan assets (if any) of post retirement plans and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Y)	New Accounting Standards

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Ventures

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines three types of arrangements: Joint Assets, Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

BARRICK SECOND QUARTER 2011	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

Z)	Significant Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated balance sheet. Areas of significant judgment and estimates affecting the amounts recognized in the consolidated balance sheet include:

•

Estimates of the quantities of proven and probable gold reserves and the portion of resources considered to be probable of economic extraction, which are used in: the calculation of depreciation expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the environmental rehabilitation provision.

•

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised;

•	The future economic benefit of stripping costs capitalized during the production phase;
•	The future economic benefit of exploration and evaluation costs;
•	Estimates of ounces/pounds of gold/copper ore in stockpiles and on leach pads that are estimated based on the number of tons added and removed, the gold/copper contained therein and the metallurgical recovery rate;
•	Review of goodwill, tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals;
•

The estimated fair values of cash generating units for impairment tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, foreign exchange rates and discount rates;

•	The estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense;
•

Recognition of a provision for environmental rehabilitation including the estimation of the rehabilitation costs and timing of expenditures that are impacted by changes in discount rates, foreign exchange rates, and in environmental and regulatory requirements;

•	Whether to recognize a liability for loss contingencies and the amount of any such provision;
•	Recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes;
•	The estimated fair value of derivative instruments for which a liquid active market does not exist; and
•	Preliminary fair value adjustments recorded as a result of acquisitions.

We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

3 > Transition to IFRS

We have adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening IFRS balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in Note 2.

A) Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

BARRICK SECOND QUARTER 2011	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(i) Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii) Fair value or revaluation as deemed cost

We have elected to measure certain items of PP&E at fair value as at January 1, 2010 or revaluation amounts previously determined under US GAAP and use those amounts as deemed cost as at January 1, 2010. We have made this election at the following properties: Pascua-Lama, Goldstrike, Plutonic, Marigold, Pierina, Sedibelo, Osborne. We have also elected to adopt this election for certain assets at Barrick Energy, which were adjusted by $166 million to their fair value of $342 million on the transition date to IFRS, due to a decline in oil prices.

(iii) Asset related to provisions for environmental rehabilitation

We have elected to take a simplified approach to calculate and record the asset related to the environmental rehabilitation provision on our opening IFRS consolidated balance sheet. The environmental rehabilitation provision calculated on the transition date in accordance with International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) was discounted back to the date when the provision first arose on the mineral property, at which date the corresponding asset was set up and then depreciated to its carrying amount as at the transition date.

(iv) Employee benefits

We have elected to recognize all cumulative actuarial gains and losses as at January 1, 2010 in opening retained earnings for the company’s employee benefit plans.

(v) Cumulative translation differences

We have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to zero as at January 1, 2010 and absorbed the balance into retained earnings.

B) Reconciliation of equity as reported under US GAAP to IFRS

The following is a reconciliation of the company’s total equity reported in accordance with US GAAP to its total equity under IFRS at the transition date January 1, 2010:

(millions of US$)	Ref	Capital stock	Retained earnings (deficit)	AOCI	Other	Non- controlling interests	Total Equity
As reported under US GAAP		$17,390	$(2,382)	$55	$-	$484	$15,547
IFRS 1 Exemptions
Deemed cost election for Barrick Energy	Note 3A (ii)	-	(166)	-	-	-	(166)
Reset of pension plan actuarial losses	Note 3A (iv)	-	(37)	37	-	-	-
Reset of cumulative translation losses	Note 3A (v)	-	(141)	141	-	-	-
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)	-	408	-	-	-	408
Capitalized exploration and evaluation costs	(ii)	-	160	-	-	50	210
Reversal of past impairments	(iii)	-	55	-	-	-	55
Changes in capitalized interest	(iv)	-	(125)	-	-	-	(125)
Changes in PER	(v)	-	(101)	-	-	-	(101)
Bifurcation of senior convertible debt	(vi)	-	(31)	-	143	-	112
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)	-	(33)	33	-	-	-
Reclassification of hedge gains to related asset	(viii)	-	-	(20)	-	-	(20)
Tax effect of IFRS changes		(6)	(119)	(14)	-	(12)	(151)
Others, net		8	(23)	-	-	-	(15)
As reported under IFRS		$17,392	$(2,535)	$232	$143	$522	$15,754

BARRICK SECOND QUARTER 2011	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The following is a reconciliation of the company’s total equity reported in accordance with US GAAP to its total equity under IFRS at June 30, 2010:

(millions of US$)	Ref	Capital stock	Retained earnings (deficit)	AOCI	Other	Non- controlling interests	Total Equity
As reported under US GAAP		$17,427	$(1,038)	($94)	$239	$1,577	$18,111
IFRS 1 Exemptions
Deemed cost election for Barrick Energy	Note 3A (ii)	-	(166)	-	-	-	(166)
Reset of pension plan actuarial losses	Note 3A (iv)	-	(37)	37	-	-	-
Reset of cumulative translation losses	Note 3A (v)	-	(141)	141	-	-	-
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)	-	514	-	-	-	514
Capitalized exploration and evaluation costs	(ii)	-	189	-	-	50	239
Reversal of past impairments	(iii)	-	90	-	-	-	90
Changes in capitalized interest	(iv)	-	(135)	-	-	-	(135)
Changes in PER	(v)	-	(101)	-	-	-	(101)
Bifurcation of senior convertible debt	(vi)	-	(31)	-	143	-	112
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)	-	26	(26)	-	-	-
Reclassification of hedge gains to related asset	(viii)	-	-	(21)	-	-	(21)
IPO of ABG	(ix)	-	-	-	37	(34)	3
Gain on acquisition of additional 25% interest in Cerro Casale	(x)	-	13	-	-	-	13
Tax effect of IFRS changes		(6)	(215)	(1)	-	(9)	(231)
Others, net		9	(21)	3	-	-	(9)
As reported under IFRS		$17,430	$(1,053)	$39	$419	$1,584	$18,419

The following is a reconciliation of the company’s total equity reported in accordance with US GAAP to its total equity under IFRS at December 31, 2010:

(millions of US$)	Ref	Capital stock	Retained earnings (deficit)	AOCI	Other	Non- controlling interests	Total Equity
As reported under US GAAP		$17,790	$456	$531	$ 288	$1,669	$20,734
IFRS 1 Exemptions
Deemed cost election for Barrick Energy	Note 3A (ii)	-	(166)	-	-	-	(166)
Reset of pension plan actuarial losses	Note 3A (iv)	-	(37)	37	-	-	-
Reset of cumulative translation losses	Note 3A (v)	-	(141)	141	-	-	-
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)	-	632	-	-	-	632
Capitalized exploration and evaluation costs	(ii)	-	270	-	-	50	320
Reversal of past impairments	(iii)	-	139	-	-	-	139
Changes in capitalized interest	(iv)	-	(130)	-	-	-	(130)
Changes in PER	(v)	-	(100)	-	-	-	(100)
Bifurcation of senior convertible debt	(vi)	-	(31)	-	38	-	7
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)	-	(72)	72	-	-	-
Reclassification of hedge gains to related asset	(viii)	-	-	(26)	-	-	(26)
IPO of ABG	(ix)	-	-	-	(12)	25	13
Gain on acquisition of additional 25% interest in Cerro Casale	(x)	-	13	-	-	-	13
Tax effect of IFRS changes		20	(202)	(20)	-	1	(201)
Others, net		10	(20)	(8)	-	-	(18)
As reported under IFRS		$17,820	$611	$727	$314	$1,745	$21,217

BARRICK SECOND QUARTER 2011	81	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C)	Reconciliation of net income attributable to equity holders of Barrick Gold Corporation as reported under US GAAP to IFRS

The following is a reconciliation of the company’s net income reported in accordance with US GAAP to its net income under IFRS for the three and six months ended June 30, 2010:

(millions of US$)	Ref	Three months ended June 30, 2010	Six months ended June 30, 2010
Net Income - As reported under US GAAP		$783	$1,541
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)	62	106
Capitalized exploration and evaluation costs	(ii)	18	29
Reversal of past impairments	(iii)	-	35
Changes in capitalized interest	(iv)	3	(10)
Changes in PER	(v)	(5)	-
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)	49	59
Gain on acquisition of additional 25% interest in Cerro Casale	(x)	-	13
Tax effect of IFRS changes		(40)	(96)
Non-controlling interest share of income		(5)	(5)
Others, net		(6)	7
Net Income - As reported under IFRS		$859	$1,679

D)	Reconciliation of OCI as reported under US GAAP to IFRS

The following is a reconciliation of the company’s OCI reported in accordance with US GAAP to its OCI under IFRS for the three and six months ended June 30, 2010:

(millions of US$)	Ref	Three months ended June 30, 2010	Six months ended June 30, 2010
OCI - As reported under US GAAP		($228)	($149)
IFRS Policy Impacts
Exclusion of (gains)/losses on time value changes in fair value of options designated as hedging instruments, net of tax	(vii)	(36)	(44)
Realized capital hedges (gains)/losses transferred to PP&E, net of tax	(vii)	-	(1)
Currency translation adjustments on deemed cost election for Barrick Energy, net of tax		7	1
OCI - As reported under IFRS		($257)	($193)

E)	Reconciliation of net cash provided by operating activities and net used in investing activities as reported under US GAAP to IFRS

The following is a reconciliation showing material adjustments to the company’s consolidated statement of cash flow as reported under US GAAP to its consolidated cash flow statement under IFRS for the six months ended June 30, 2010 and the year ended December 31, 2010:

Operating Activities
(millions of US$)	Ref	Six months ended June 30, 2010	Year ended Dec. 31, 2010
Net cash provided by operating activities - As reported under US GAAP		$2,070	$4,127
IFRS Policy Impacts
Capitalized development costs[1]	(i), (ii)	168	426
Net cash provided by operating activities - As reported under IFRS		$2,238	$4,553

BARRICK SECOND QUARTER 2011	82	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Investing Activities
(millions of US$)	Ref	Six months ended June 30, 2010	Year ended Dec. 31, 2010
Net cash used in investing activities - As reported under US GAAP		($2,170)	($4,172)
IFRS Policy Impacts
Capitalized development costs[1]	(i), (ii)	(168)	(426)
Net cash used in investing activities - As reported under IFRS		($2,338)	($4,598)

1

The net cash provided by operating activities and the net cash used in investing activities increased due to the increased capitalization of development costs including production phase stripping costs and exploration and evaluation costs under IFRS compared to US GAAP. The change in net cash provided by financing activities was the same under US GAAP and IFRS.

References

(i)

Under IFRS, production phase stripping costs for open pit mines are capitalized to PP&E if the stripping activities provide a probable future economic benefit. Under US GAAP, these costs are treated as current production costs. Capitalized stripping costs also resulted in an increase in depreciation expense.

(ii)

Under IFRS, exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures. We capitalized additional exploration and evaluation costs at certain properties, mainly Cerro Casale, where management assessed under IFRS that it was probable that these expenditures would result in future economic benefits.

(iii)

Under IFRS, past impairments of equity investments can be reversed if there is a recovery in the realizable value of the investment. In 2008, we recorded an impairment of $140 million on our investment in Highland Gold. In our opening IFRS balance sheet and throughout 2010, we have recorded reversals of this impairment charge as the fair value of our investment increased due to a recovery in the quoted share price.

(iv)

Investments accounted for using the equity method of accounting are not qualifying assets under IFRS for the purpose of capitalizing interest. On transition and in subsequent quarters, this resulted in the reversal of previously capitalized interest primarily related to Cerro Casale. This was partially offset by higher capitalization of interest due to capitalization of production phase stripping and exploration and evaluation costs.

(v)	Under IFRS, Provisions for Environmental Rehabilitation (PER) are updated each reporting period for changes in discount rates and exchange rates.

(vi)	IFRS requires bifurcation of convertible debt instruments, with the debt and equity portions to be recognized separately. This change also resulted in reversal of previously amortized debt premium from retained earnings.

(vii)

Under IFRS, all realized and unrealized non-hedge derivative gains or losses, gains or losses related to hedge ineffectiveness and changes in fair value of option derivatives designated as accounting hedges due to changes in time value, which are excluded from the hedge effectiveness assessment, are presented as a separate line on the consolidated statement of income. Under US GAAP these amounts were presented in the respective income statement line item most closely related to the risk exposure expected to be offset by the derivative, and changes in fair value due to changes in time value were recognized in equity.

(viii)	The capitalization of production phase stripping costs resulted in the reclassification of the related currency hedge gains realized on such expenditures from retained earnings to PP&E.

(ix)

The difference in the carrying amount of ABG under IFRS compared to its carrying amount under US GAAP resulted in an adjustment to paid-in capital in the equity section of the balance sheet, with a corresponding adjustment in the non-controlling interest.

(x)

In the first quarter of 2010, Barrick acquired an additional 25% ownership interest in the Cerro Casale project. Due to the elimination of capitalized interest on investments accounted for using the equity method of accounting, the carrying amount was lower under IFRS, which resulted in a higher gain on acquisition.

BARRICK SECOND QUARTER 2011	83	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

4 > ACQUISITIONS AND DIVESTITURES

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Cash paid on acquisition[1]
Equinox	$ 7,213	$ -	$ 7,213	$ -
Venturion	185	-	185	-
Cerro Casale	-	-	-	454
Bountiful/Puskwa	-	239	-	239
Tusker	-	74	-	74
Other	-	-	25	-
	7,398	313	7,423	767
Less: cash acquired	(83)	(8)	(83)	(15)
	$7,315	$305	$7,340	$752
Cash proceeds on divesture[1]
Sedibelo	$ -	$ -	$ 44	$ -
IPO of African gold mining operations[2]	-	50	-	884
	$ -	$ 50	$ 44	$ 884

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.
[2]	There was no change in control as a result of the IPO of ABG, and consequently the net proceeds received were recorded as a financing cash inflow on the consolidated statement of cash flows.

A)	Acquisition of Equinox Minerals Limited

On June 1, 2011, we acquired 83% of the recorded voting shares of Equinox Minerals Limited (“Equinox”), thus obtaining control. Throughout June we obtained a further 13% of the voting shares and obtained the final 4% on July 19, 2011. Total cash consideration paid in second quarter 2011 was $7,213 billion. As at June 30, 2011, a liability for $268 million has been recorded for the final 4% interest that was obtained in July, 2011. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. We began consolidating the operating results, cash flows and net assets of Equinox from June 1, 2011.

Equinox was a publicly traded mining company that owns the Lumwana copper mine in Zambia and the Jabal Sayid copper project in Saudi Arabia. The operations of Equinox are being integrated into Barrick’s Australia Pacific business unit.

The tables below present the purchase cost and our preliminary allocation of the purchase price to the assets and liabilities acquired. This allocation is preliminary as we have not had sufficient time to complete the valuation process. There will be adjustments to the estimated fair values as the valuation work is finalized, which we expect to complete by the end of 2011.

Purchase Cost

Cash paid to Equinox shareholders in June 2011	$ 6,958
Cash to be paid to Equinox shareholders in July 2011	268

Cost of Equinox shares previously acquired	131
Payouts to Equinox employees on change of control	125
Total Acquisition Cost	$ 7,482
Cash acquired with Equinox	(83)
Net Cash Consideration	$ 7,399

The purchase cost was funded from our existing cash balances and from proceeds from the issuance of long-term debt of $6.5 billion.

Summary of Preliminary Purchase Price Allocation

Preliminary Fair Value at Acquisition
Assets
Current assets	$ 410
Property plant and equipment	5,659
Other assets	66
Goodwill	3,443
Total assets	$ 9,578

Liabilities
Current Liabilities	$ 288
Deferred income tax liabilities	1,339
Provisions	54
Debt	415
Total liabilities	$ 2,096
Net assets	$ 7,482

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. We used an income approach (being the net present value of expected future cash flows) to determine the fair values of the mining interest. Estimates of expected future cash flows reflect estimates of projected future revenues, conversion of resources to reserves, production costs and capital expenditures based on our life of mine plan. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Goodwill arose on this acquisition principally because of the following factors: 1) the scarcity of large, long-life copper deposits; 2) the ability to capture financing, tax and operational synergies by managing these properties within Barrick; 3) the potential to expand production through operational improvements and increases to reserves through exploration at the Lumwana property,

BARRICK SECOND QUARTER 2011	84	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

which is located in one of the most prospective copper regions in the world; and 4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Since it has been consolidated from June 1, 2011, Equinox contributed revenue of $76 million and segment income of $7 million. Revenues and net income of the combined entity would have been approximately $6.9 billion and approximately $2.1 billion, respectively, for the six months ended June 30, 2011 had the acquisition and related debt issuances occurred on January 1, 2011.

Acquisition related costs of approximately $82 million have been expensed, with approximately $37 million presented in other expense and $45 million in realized foreign exchange losses relating to our economic hedge of the purchase price presented in gain (loss) on non-hedge derivatives.

B)	Barrick Energy Acquisitions

On June 30, 2011, our oil and gas subsidiary, Barrick Energy, acquired all of the outstanding shares of Venturion Natural Resources Limited (“Venturion”), a privately held corporation, for approximately $185 million. The acquisition was made to acquire additional producing assets, proved and probable reserves as well as facilities to allow us to grow and expand our energy business. We have determined that the transaction represents a business combination, with Barrick Energy identified as the acquirer. The tables below present the purchase cost and the preliminary purchase price allocation for the transaction. The purchase price allocation will be finalized in 2011 upon the determination of the final fair values. We have recorded goodwill on this transaction as a result of the potential to increase current reserves through enhanced oil recoveries and the requirement to record a deferred tax liability for the difference between the carrying values and the tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for tax purposes. Barrick Energy began consolidating the net assets of Venturion from June 30, 2011 and will consolidate the operating results and cash flows starting July 1, 2011.

Total Costs to Allocate
Purchase cost	$ 185

Preliminary Allocation of Fair Values to Venturion’s Net Assets
Current assets	$ 7
Property, plant & equipment	199
Goodwill	39
Total assets	245
Current liabilities	2
Asset retirement obligation	7
Bank debt	28
Deferred income tax liabilities	23
Total liabilities	60
Net assets acquired	$ 185

In second quarter 2010, our oil and gas subsidiary, Barrick Energy, completed two acquisitions. On May 17, 2010, Barrick Energy acquired all of the outstanding shares of Bountiful Resources (“Bountiful”), a privately held corporation, for approximately $109 million and on June 25, 2010, Barrick Energy acquired the Puskwa property from Galleon Energy Inc. (“Puskwa”) for approximately $130 million. These acquisitions were made to acquire additional producing assets, proved and probable reserves as well as facilities to allow us to grow and expand our energy business. We have determined that both these transactions represent business combinations, with Barrick Energy identified as the acquirer. The tables below present the combined purchase cost and the final purchase price allocation for these transactions. We have recorded goodwill on these transactions as a result of the potential to increase current reserves through enhanced oil recoveries and the requirement to record a deferred tax liability for the difference between the carrying values and the tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for tax purposes. Barrick Energy began consolidating the operating results, cashflows, and net assets of Bountiful and Puskwa from May 17, 2010 and June 25, 2010, respectively.

BARRICK SECOND QUARTER 2011	85	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Total Costs to Allocate
Purchase cost	$ 239

Allocation of Fair Values to Bountiful and Puskwa’s Net Assets
Current assets	$ 8
Property, plant & equipment	221
Goodwill	68
Total assets	297
Current liabilities	2
Asset retirement obligation	7
Bank debt	13
Deferred income tax liabilities	36
Total liabilities	58
Net assets acquired	$ 239

C)	Acquisition of Tusker Gold Limited

On April 27, 2010, ABG acquired 100% of the issued and outstanding shares of Tusker Gold Limited (“Tusker”) for aggregate net consideration of approximately $74 million. As a result of this acquisition, ABG has increased its interest in the Nyanzaga joint venture from 51% to 100%. We have determined that this transaction represents a business combination, with ABG identified as the acquirer. The purchase price allocation was finalized in second quarter 2011 and there were no adjustments to the preliminary allocations. The goodwill is attributable to a deferred tax liability generated due to the difference between the fair value of the exploration and evaluation assets and the book value of these assets. The tables below present the purchase cost and our final purchase price allocation. ABG began consolidating the operating results, cash flows and net assets of Tusker from April 30, 2010.

Total Costs to Allocate
Purchase cost	$ 74
Less: cash acquired	(8)
Cash consideration paid	$ 66

Allocation of Fair Values to Tusker’s Net Assets
Property, plant & equipment	$ 80
Goodwill	22
Total assets	102
Current liabilities	10
Other non-current liabilities	4
Deferred income tax liabilities	22
Total liabilities	36
Net assets acquired	$ 66
D)	Disposition of 10% Interest in Sedibelo

On March 23, 2011, we disposed of our 10% interest in the Sedibelo platinum project (“Sedibelo”) with a carrying amount of nil, to the Bakgatla-Ba-Kgafela Tribe (“BBK”), owner of the remaining 90% interest in Sedibelo; and transferred certain long lead items and associated liabilities with carrying amounts of nil and $23 million respectively, to Newshelf 1101 (Proprietary) Limited for consideration of $44 million. We also settled various outstanding matters between Barrick and the BBK regarding Sedibelo and their respective interests. We recorded a pre-tax gain of $67 million upon the closing of this transaction.

E)	IPO of African Gold Mining Operations

On March 24, 2010, the IPO for ABG closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised resulting in a 1.1% dilution of our interest in ABG to 73.9%.

The net proceeds from the IPO and the exercise of the over-allotment option were approximately $834 million and $50 million respectively. As Barrick has retained a controlling financial interest in ABG, we continue to consolidate ABG and accounted for the disposition of ABG shares as an equity transaction. Accordingly, the difference between the proceeds received and the carrying amount has been recorded as additional paid-in capital in equity, and we have set up a non-controlling interest to reflect the change in our ownership interest in ABG.

F)	Acquisition of Additional 25% Interest in Cerro Casale

On March 31, 2010, we completed the acquisition of the additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation, which was payable by Kinross to Barrick on a construction decision. The acquisition of the additional 25% interest has been accounted for as a business combination.

Our interest in the project is now 75% and, as a result of obtaining control, we have re-measured our previously held 50% ownership interest to fair value and recorded a

BARRICK SECOND QUARTER 2011	86	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

corresponding post-tax gain of $42 million in other income (see note 10C).

We used an income approach (being the net present value of expected future cash flows) to determine the fair values of the depreciable and non-depreciable mining interest. Estimates of expected future cash flows reflect estimates of projected future revenues, conversion of resources to reserves, production costs and capital expenditures contained in our life of mine plan.

The discount rate used to present value the net future cash flows is based on our real weighted average cost of capital, with an appropriate adjustment for geographical risks associated with the relevant cash flows.

We recorded goodwill on this acquisition principally because of the following factors: 1) The going concern value implicit in our ability to sustain and grow this project by increasing reserves and resources through new discoveries; 2) The ability to capture unique synergies that can be realized from managing this project within our South America regional business unit; and 3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Beginning in second quarter 2010, we consolidate 100% of the operating results, cash flows, assets and liabilities of Cerro Casale, with an offsetting non-controlling interest of 25% measured at fair value as at March 31, 2010.

The tables below present the purchase cost, the final purchase price allocation and the remeasurement gain recorded in other income (note 10C).

Purchase Cost
Cash	$ 454
Less: cash acquired	(7)
Cash consideration paid	447
Carrying amount of equity method investment	839
Remeasurement gain	42
Net assets	$ 1,328

Summary of Purchase Price Allocation
Fair Value at Acquisition
Current assets	$ 1
VAT receivables	12
Depreciable mining interest	1,155
Non-depreciable mining interest	263
Water rights	75
Goodwill	809
Total assets	2,315
Current liabilities	10
Deferred income tax liabilities	523
Total liabilities	533
Non-controlling interest	454
Net assets	$ 1,328

G)	Discontinued Operations

Results of Discontinued Operations
	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Gold sales
Osborne	$ -	$ 14	$ -	$ 24
Copper sales
Osborne	-	76	-	140
	$ -	$ 90	$ -	$ 164
Other metal sales
Osborne	$ -	$ 1	$ -	$ 2
		$ 91		$ 166
Income before tax
Osborne	$ -	$ 51	$ -	$ 101
	$ -	$ 51	$ -	$ 101

Osborne

On September 30, 2010, we divested our Osborne copper mine for $17 million cash, as well as a royalty receivable from any future production, capped at approximately $14 million. Ivanhoe has agreed to assume all site environmental obligations. A loss of approximately $7 million, primarily due to the settlement of severance obligations, was recorded and recognized in discontinued operations. The results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the consolidated statement of income, the consolidated statement of cash flow and the consolidated balance sheet.

BARRICK SECOND QUARTER 2011	87	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Operating segments are components of Barrick whose separate financial information is available that is evaluated regularly by Barrick’s Chief Executive Officer who is our Chief Operating Decision Maker (“CODM”). Our format for segment reporting is based on product segments, including all project development activities up to and including the commissioning of new mines with a further break down by geographical segments. The product segments are determined based on our management and internal reporting structure. Our geographical segments are determined by the location of our assets and operations. In second quarter 2011, we completed the acquisition of Equinox (note 4A) which is comprised of an operating copper mine and a development project. The operations of Equinox are in the process of being integrated into our Australia Pacific business unit. However, the copper mine and development project do not share the same economic characteristics of our existing Australia Pacific gold segment. As such we revised our segment disclosure to present the operating copper mine results as Australia Pacific/Zambia copper and the development project results within Capital Projects in our segment information.

Income Statement Information
For the three months ended June 30, 2011	Revenues	Cost of Sales	Exploration & Evaluation	RBU Costs	Other Expenses (Income)[1]	Segment Income (Loss)[2]
Gold
North America	$ 1,335	$ 494	$ 26	$ 11	$ 22	$ 782
South America	702	244	8	9	(18)	459
Australia Pacific	692	370	22	11	7	282
ABG	312	177	9	8	11	107

Copper
South America	268	111	-	-	(6)	163
Australia Pacific/Zambia	76	63	2	4	-	7
Capital Projects[3]	-	-	12	-	(1)	(11)
Barrick Energy	41	30	-	3	1	7
	$ 3,426	$ 1,489	$ 79	$ 46	$ 16	$ 1,796

Income Statement Information
For the three months ended June 30, 2010	Revenues	Cost of Sales	Exploration & Evaluation	RBU Costs	Other Expenses (Income)[1]	Segment Income (Loss)[2]
Gold
North America	$ 906	$ 449	$ 21	$ 8	$ 24	$ 404
South America	665	191	4	11	7	452
Australia Pacific	579	354	10	12	12	191
ABG	226	136	1	9	5	75

Copper
South America	227	106	-	-	4	117
Australia Pacific/Zambia	-	-	-	-	-	-
Capital Projects[3]	-	-	16	-	6	(22)
Barrick Energy	18	18	-	2	1	(3)
	$ 2,621	$ 1,254	$ 52	$ 42	$ 59	$ 1,214

BARRICK SECOND QUARTER 2011	88	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Income Statement Information
For the six months ended June 30, 2011	Revenues	Cost of Sales	Exploration & Evaluation	RBU Costs	Other Expenses (Income)[1]	Segment Income (Loss)[2]
Gold
North America	$ 2,514	$ 952	$ 44	$ 18	$ 73	$ 1,427
South America	1,247	430	13	18	(8)	794
Australia Pacific	1,408	755	40	24	8	581
ABG	578	346	16	21	18	177

Copper
South America	587	222	-	-	(10)	375
Australia Pacific/Zambia	102	73	2	4	-	23
Capital Projects[3]	-	-	21	-	2	(23)
Barrick Energy	80	61	-	5	5	9
	$ 6,516	$ 2,839	$ 136	$ 90	$ 88	$ 3,363

Income Statement Information
For the six months ended June 30, 2010	Revenues	Cost of Sales	Exploration & Evaluation	RBU Costs	Other Expenses (Income)[1]	Segment Income (Loss)[2]
Gold
North America	$ 1,706	$ 893	$ 35	$ 17	$ 34	$ 727
South America	1,397	389	8	19	14	967
Australia Pacific	1,142	720	23	23	22	354
ABG	455	279	3	15	17	141

Copper
South America	465	203	-	-	6	256
Australia Pacific/Zambia	-	-	-	-	-	-
Capital Projects[3]	-	-	35	1	(31)	(5)
Barrick Energy	37	32	-	3	2	-
	$ 5,202	$ 2,516	$ 104	$ 78	$ 64	$ 2,440

[1]

Other expenses include accretion expense. For the three months ended June 30, 2011, accretion expense was $17 million (2010: $ 5 million) and for the six months ended June 30, 2011, accretion expense was $24 million (2010: $12 million). See note 11 for further details.

[2]

We manage the performance of our regional business units using a measure of income before interest and taxes, consequently interest income, interest expense and income taxes are not allocated to our regional business units.

[3]

Segment income (loss) for the Capital Projects segment includes exploration and evaluation expense and losses from equity investees that hold capital projects. See notes 8 and 14 for further details. For the six months ended June 30, 2010, Capital Projects other expenses (income) includes a $69 million pre-tax gain on the acquisition of the 25% interest in Cerro Casale (note 4F).

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items
	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Segment income	$ 1,796	$ 1,214	$ 3,363	$ 2,440
Cost of sales - depreciation of corporate assets	(7)	(8)	(14)	(14)
Exploration and evaluation not attributable to segments	(13)	(14)	(24)	(22)
Corporate administration	(38)	(45)	(80)	(78)
Other income (expense) not attributable to segments	9	(50)	60	(47)
Impairment (charges) reversals	(4)	(11)	(4)	24
Finance income	4	2	7	6
Finance costs (excludes accretion)	(31)	(42)	(56)	(101)
Gain (loss) on non-hedge derivatives	7	61	(24)	88
Gain from equity investees not attributable to segments	7	1	11	2
Income before income taxes	$ 1,730	$ 1,108	$ 3,239	$ 2,298

BARRICK SECOND QUARTER 2011	89	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information
Segment capital expenditures[1]	For the three months ended June 30			For the six months ended June 30
	2011	[2]	2010	2011	2010
Gold
North America	$ 260		$ 126	$ 498	$ 291
South America	77		82	123	118
Australia Pacific	103		90	207	157
ABG	72		52	125	87
Copper
South America	11		5	17	10
Australia Pacific/Zambia	35		-	35	-
Capital Projects	635		526	1,230	993
Barrick Energy	26		15	62	30
Segment total	1,219		896	2,297	1,686
Other items not allocated to segments	5		12	12	14
Enterprise total	$ 1,224		$ 908	$ 2,309	$ 1,700

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statement of Cash Flow are presented on a cash basis. For the three months ended June 30, 2011, cash expenditures were $1,068 million (2010: $851 million) and the increase in accrued expenditures were $156 million (2010: $ 57 million increase). For the six months ended June 30, 2011, cash expenditures were $2,139 million (2010: $ 1,560 million) and the increase in accrued expenditures were $170 million (2010: $ 140 million increase).

[2]

Total assets at June 30, 2011 were $45,508, an increase of $10,871 since December 31, 2010. The increase is primarily due to the addition of assets, including goodwill, as a result of the acquisition of Equinox on June 1, 2011.

6 > REVENUE
	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Gold bullion sales[1]
Spot market sales	$ 2,882	$ 2,310	$ 5,443	$ 4,548
Concentrate sales	118	36	223	88
	3,000	2,346	5,666	4,636
Copper sales[1]
Copper cathode sales	265	224	580	460
Concentrate sales	77	2	107	3
	342	226	687	463
Oil and gas sales	41	18	80	37
Other metal sales	43	31	83	66
	$ 3,426	$ 2,621	$ 6,516	$ 5,202

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 18D).

Revenue

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate; Osborne which produced a concentrate that contained both gold and copper; and Lumwana which produces a concentrate that primarily contains copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into a saleable form. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue

BARRICK SECOND QUARTER 2011	90	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil and gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

7 > COST OF SALES

For the three months ended June 30	2011	2010
Direct mining cost[1,2]	$ 1,083	$ 884
Depreciation	337	314
Royalty expense	76	64
	$ 1,496	$ 1,262

For the six months ended June 30	2011	2010
Direct mining cost[1,2]	$ 2,064	$ 1,778
Depreciation	641	620
Royalty expense	148	132

	$ 2,853	$ 2,530

[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $nil for the three months ended June 30, 2011 (2010: $nil) and $1 million for the six months ending June 30, 2011 (2010: $2 million).

[2]	Direct mining cost includes the costs of extracting co-products.

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees), and depreciation related to sales and royalty expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold and royalty expense for the period. All costs are net of any impairment to reduce inventory to its net realizable value.

8 > EXPLORATION & EVALUATION
	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Exploration:
Minesite programs	$ 20	$ 11	$ 41	$ 21
Global programs	36	26	57	44
	56	37	98	65
Evaluation costs	33	19	56	35
Exploration and evaluation expense	89	56	154	100
Capitalized exploration and evaluation costs	25	25	43	41
	$ 114	$ 81	$ 197	$ 141

BARRICK SECOND QUARTER 2011	91	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > EARNINGS PER SHARE

	For the three months ended June 30				For the six months ended June 30
	2011		2010		2011		2010
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income from continuing operations	$ 1,180	$ 1,180	$ 837	$ 837	$ 2,195	$ 2,195	$ 1,622	$ 1,622

Net income attributable to non-controlling interests	(21)	(21)	(14)	(14)	(35)	(35)	(14)	(14)
Plus: interest on convertible debentures	-	-	-	-	-	-	-	1
Net income from continuing operations after assumed conversions	1,159	1,159	823	823	2,160	2,160	1,608	1,609
Income from discontinued operations	-	-	36	36	-	-	71	71

Net income attributable to equity holders of Barrick Gold
Corporation after assumed conversions	$ 1,159	$ 1,159	$ 859	$ 859	$ 2,160	$ 2,160	$ 1,679	$ 1,680
Weighted average shares outstanding	999	999	985	985	999	999	985	985
Effect of dilutive securities
Stock options	-	2	-	3	-	2	-	3
Convertible debentures	-	-	-	9	-	-	-	9
	999	1,001	985	997	999	1,001	985	997
Earnings per share data attributable to the equity holders of Barrick
Gold Corporation
Income from continuing operations	$ 1.16	$ 1.16	$ 0.84	$ 0.83	$ 2.16	$ 2.16	$ 1.63	$ 1.61
Income from discontinued operations	$ -	$ -	$ 0.03	$ 0.03	$ -	$ -	$ 0.07	$ 0.08
Net income	$ 1.16	$ 1.16	$ 0.87	$ 0.86	$ 2.16	$ 2.16	$ 1.70	$ 1.69

10 > OTHER CHARGES

A Other Expense

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Regional business unit costs[1]	$ 46	$ 42	$ 90	$ 78
Currency translation losses[2]	-	12	-	30
Community relations[3]	9	8	18	10
World Gold Council fees	2	4	5	8
Changes in estimate of rehabilitation costs at closed mines	5	25	10	22
Pension and other post-retirement benefit expense	-	1	-	2
Contingent purchase consideration[4]	-	-	39	-
Equinox acquisition costs	37	-	37	-
Other items	28	67	57	84
	$ 127	$ 159	$ 256	$ 234

[1]	Relates to costs incurred at regional business unit offices.
[2]	Amounts attributable to currency translation losses on working capital.
[3]	Amounts mainly related to community programs and other related expenses.
[4]	Amount relates to the re-measurement of a liability for contingent consideration for the acquisition of the additional 40% of the Cortez property in 2008.

B Impairment Charges and Reversals

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Impairment (reversal) of long-lived assets	$ 4	$ 11	$ 4	$ -
Impairment (reversal) of investments[1]	-	-	-	(24)
	$ 4	$ 11	$ 4	$ (24)

[1]	Reflects an impairment reversal on our investment in Highland Gold. Refer to Note 3.

C Other Income

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Gain on sale of assets and investments	$ 86	$ 4	$ 156	$ 8
Gain on acquisition of assets[1]	-	-	-	42
Currency translation gains[2]	4	-	1	-
Other	1	9	5	7
	$ 91	$ 13	$ 162	$ 57

[1]	Relates to the acquisition of an additional 25% interest in Cerro Casale (note 4F).
[2]	Amounts attributable to currency translation gains on working capital.

BARRICK SECOND QUARTER 2011	92	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11> FINANCE INCOME AND FINANCE COSTS

Finance Income

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Interest income	$ 4	$ 2	$ 7	$ 5
Other	-	-	-	1
Total	$ 4	$ 2	$ 7	$ 6
Finance Costs
	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Interest	$ 118	$ 108	$ 228	$ 207
Amortization of debt issue costs	2	5	4	6
Losses on interest rate hedges	-	-	1	-
Interest capitalized[1]	(89)	(71)	(177)	(120)
Finance charges[2]	-	-	-	8
Accretion	17	5	24	12
Total	$ 48	$ 47	$ 80	$ 113

[1]

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. For the three months ended June 30, 2011, the general capitalization rate was 1.3% (2010: 1.7%) and for six months ended June 30, 2011 the general capitalization rate was 2.9% (2010: 3.3%).

[2]	Represents accrued financing charges on the remaining settlement obligation to close out gold sales contracts.

12 > INCOME TAX EXPENSE

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Current	$ 470	$ 220	$ 903	$ 544
Deferred	80	51	141	132
	$ 550	$ 271	$ 1,044	$ 676
Actual effective tax rate	32%	25%	32%	29%
Impact of net currency translation gains on deferred tax balances	1%	0%	1%	0%
Impact of legislative amendments on
Australia	0%	7%	0%	4%
Estimated effective tax rate on ordinary income	33%	32%	33%	33%

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Papua New Guinea and Argentinean net deferred tax liabilities. These translation gains/losses are included within deferred income tax expense/recovery.

Dividend Withholding Tax

In second quarter 2011, we recorded a $12 million dollar dividend withholding tax expense in respect of funds available from a foreign subsidiary.

Australian Functional Currency Election

In first quarter 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

Impact of Legislative Amendments in Australia

In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time the elections were made, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enable us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the amendment was a current tax recovery of $78 million recorded in second quarter 2010.

Decrease to Tax Related Contingent Liabilities

In second quarter 2010, we made payments of $1 million and in first quarter 2010, we made payments of $2 million in settlement of US income tax related contingent liabilities.

We expect the amount of income tax related contingent liabilities to further decrease within 12 months of the reporting date by approximately $2 to $3 million related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

BARRICK SECOND QUARTER 2011	93	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Adjustments for non-cash income statement items:
Currency translation losses (gains) (note 10A and 10C)	$ (4)	$ 12	$ (1)	$ 30
Amortization of debt issue costs	2	5	4	6
Stock option expense	6	5	10	7
(Gain) loss from equity investees (note 14)	(4)	9	(5)	24
Change in estimate of rehabilitation costs at closed mines	5	25	10	22
Inventory impairment charges (note 15)	-	-	1	2
Cash flow arising from changes in:
Derivative assets and liabilities	(154)	9	(126)	7
Value added tax	(62)	(43)	(81)	(76)
Accounts receivable	(58)	53	(6)	40
Other current liabilities	(44)	2	(45)	(21)
Prepaid assets	(18)	(21)	(66)	(31)
Other assets and liabilities	2	92	3	147
Settlement of rehabilitation obligations	(9)	(11)	(18)	(22)
Other net operating activities	$ (338)	$ 137	$ (320)	$ 135

B Investing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Funding for equity investees (note 14)	$ (13)	$ (14)	$ (23)	$ (32)
Other	(50)	-	(50)	-
Other net investing activities	$ (63)	$ (14)	$ (73)	$ (32)

C Financing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Financing fees on long-term debt	$ (44)	$ -	$ (59)	$ -
Derivative settlements	(6)	(32)	(6)	(18)
Other net financing activities	$ (50)	$ (32)	$ (65)	$ (18)

14 > EQUITY IN INVESTEES

Equity Method Investment Continuity
	Highland	Atacama[1]	Cerro Casale	Donlin Gold	Kabanga	Total
At January 1, 2010	$ 96	$ 131	$ 828	$ 67	$ 2	$ 1,124
Equity pick-up (loss) from equity investees	12	(19)	(1)	(10)	(6)	(24)
Funding	-	12	12	22	5	51
Impairment (charges) reversals	84	-	-	-	-	84
Derecognition on acquisition of controlling interest[2]	-	-	(839)	-	-	(839)
At December 31, 2010	$ 192	$ 124	$ -	$ 79	$ 1	$ 396
Equity pick-up (loss) from equity investees	11	(5)	-	(1)	-	5
Funding	-	6	-	13	4	23
At June 30, 2011	$ 203	$ 125	$ -	$ 91	$ 5	$ 424
Publicly traded	Yes	No	No	No	No

[1]	Represents our investment in Reko Diq.
[2]

The carrying amount of the Cerro Casale investment has been derecognized as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 4F for further details.

BARRICK SECOND QUARTER 2011	94	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > INVENTORIES
		Gold			Copper

	At June 30,	At December 31,	At January 1,	At June 30,	At December 31,	At January 1,
	2011	2010	2010	2011	2010	2010
Raw materials
Ore in stockpiles	$ 1,245	$ 1,364	$ 932	$ 186	$ 112	$ 79
Ore on leach pads	231	223	138	204	157	130

Mine operating supplies	673	558	485	89	25	19
Work in process	341	255	283	5	48	47
Finished products
Gold doré	78	88	74	-	-	-
Copper cathode	-	-	-	21	8	5
Copper concentrate	-	-	-	132	-	-
Gold concentrate	10	-	5	-	-	-
	2,578	2,488	1,917	637	350	280
Non-current ore in stockpiles[1]	(915)	(884)	(589)	(159)	(156)	(120)
	$ 1,663	$ 1,604	$ 1,328	$ 478	$ 194	$ 160

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Inventory impairment charges	$ -	$ -	$ 1	$ 2

Purchase Commitments

At June 30, 2011, we had purchase obligations for supplies and consumables of approximately $1,743 million.

16 > PROPERTY, PLANT, AND EQUIPMENT

	As at June 30, 2011	As at December 31, 2010	As at January 1, 2010
Depreciable assets	$ 15,148	$ 10,328	$ 9,492

Non-depreciable assets
Capital projects
Pascua-Lama	2,781	2,156	1,185
Pueblo Viejo2	3,119	2,590	1,425
Cerro Casale1,2	1,634	1,544	-
Jabal Sayid	1,549	-	-
Construction-in-progress	1,075	913	853
Acquired mineral resources and exploration potential	339	359	423
	$ 25,645	$ 17,890	$ 13,378

[1]

The carrying amount of the Cerro Casale investment has been transferred to PP&E as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 4F for further details.

[2]	Amounts are presented on a 100% basis and include our partner’s non- controlling interest.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $912 million at June 30, 2011.

17 > GOODWILL

	As at June 30, 2011	As at December 31, 2010	As at January 1, 2010
Gold
North America	$2,376	$2,376	$2,376
Australia Pacific	1,480	1,480	1,480
South America	441	441	441
ABG	179	179	157
Gold carrying amount	4,476	4,476	4,454
Copper
Australia Pacific/Zambia (note 4A)	3,443	-	-
South America	743	743	743
Copper carrying amount	4,186	743	743
Capital Projects	809	809	-
Barrick Energy	109	68	-
Total carrying amount	$9,580	$6,096	$5,197

We do not have any goodwill that is deductible for income tax purposes.

BARRICK SECOND QUARTER 2011	95	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

B Debt

Equinox Acquisition Financing

In April 2011 we entered into a credit and guarantee agreement with a group of banks (the “Lenders”), which required the Lenders to make available to us a credit facility of up to $2 billion or the equivalent amount in Canadian dollars. The credit facility, which is unsecured, has an interest rate of LIBOR plus 1.25% on drawn down amounts, and a commitment rate of 0.15% on undrawn amounts. The $2 billion facility matures in 2016.

In June 2011 we drew $1 billion on this credit facility to finance a portion of the acquisition of Equinox, including the payment of related fees and expenses.

On June 1, 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC ("BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 and $1.1 billion of 2.90% notes due 2016 issued by Barrick (collectively, the “Initial Barrick Notes”) as well as $1.35 billion of 4.40% notes due 2021 and $850 million of 5.70% notes due 2041 issued by BNAF (collectively, the “Initial BNAF Notes” and together with the Initial Barrick Notes, the “Initial Notes”) in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Initial Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S. Barrick provided an unconditional and irrevocable guarantee on the Initial BNAF Notes, which ranks equally with Barrick’s other unsecured and unsubordinated obligations. On June 27, 2011, Barrick filed a preliminary registration statement with respect to an offer to exchange the Initial Notes for up to $4.0 billion of debt securities comprised of: $700 million of 1.75% notes due 2014 and $1.1 billion of 2.90% notes due 2016 of Barrick (collectively, the “New Barrick Notes”) as well as $1.35 billion of 4.40% notes due 2021 and $850 million of 5.70% notes due 2041 of BNAF (collectively, the “New BNAF Notes” and together with the New Barrick Notes, the “New Notes”). The terms of the New Notes will be substantially identical to the terms of the Initial Notes, except that the New Notes will be registered under the Securities Act. Barrick will provide an unconditional and irrevocable guarantee of all New BNAF Notes issued by BNAF, which will rank equally with Barrick’s other unsecured and unsubordinated obligations. The net proceeds from this offering were used in June 2011 to finance a portion of the acquisition of Equinox, including the payment of related fees and expenses.

We also have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian dollars. The credit facility, which is unsecured, has an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matures in 2012 and the remaining $1.45 billion matures in 2013.

In June 2011 we drew $1.5 billion on this credit facility to finance a portion of the acquisition of Equinox Minerals Limited, including the payment of related fees and expenses.

Pueblo Viejo Project Financing Agreement

In March 2011 we received $159 million (100% basis), less financing fees of $15 million on this financing agreement.

Fixed Rate Notes

We provide an unconditional and irrevocable guarantee on debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. and $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC. These payments will rank equally with our other unsecured and unsubordinated obligations.

BARRICK SECOND QUARTER 2011	96	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

SCHEDULED DEBT REPAYMENTS

	2011	2012	2013	2014	2015	2016 and thereafter
Fixed rate notes	$ -	$ -	$ 500	$ -	$ -	$ 2,750
1.75%/2.9%/4.4%/5.7% notes	-	-	-	700	-	3,300
5.75%/6.35% notes	-	-	-	-	-	1,000
5.80%/4.875% notes	-	-	-	350	-	400
Project financing	-	-	45	90	90	716
First credit facility	-	50	1,450	-	-	-
Second credit facility	-	-	-	-	-	1,000
Other debt obligations	-	123	65	-	100	565
	$ -	$ 173	$ 2,060	$ 1,140	$ 190	$ 9,731
Minimum annual payments under capital leases	$ 23	$ 24	$ 16	$ 10	$ 8	$ 19

C	Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Revenues	• Prices of gold, silver, copper, oil and natural gas
• Cost of sales
¡ Consumption of diesel fuel, propane, natural gas, and electricity	• Prices of diesel fuel, propane, natural gas, and electricity
¡ Non-US dollar expenditures	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, GBP, ZAR and ZMK
• Corporate and regional administration, exploration and business development costs	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, ZAR and ZMK
• Capital expenditures
¡ Non-US dollar capital expenditures	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR, PGK and ZMK
¡ Consumption of steel	• Price of steel
• Interest earned on cash and equivalents	• US dollar interest rates
• Interest paid on fixed–rate debt	• US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of our risk management program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), (collectively “accounting hedges”). Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria. These non-hedge derivatives are considered to be “economic hedges”.

BARRICK SECOND QUARTER 2011	97	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D Summary of Derivatives at June 30, 2011

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount			Fair value (USD)
	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Fair value hedge	Non- Hedge
US dollar interest rate contracts
Total receive - fixed swap positions	$ -	$ 200	$ -	$ 200	$ -	$ 200	$ -	$ 7
Total pay - fixed swaption positions	(100)	-	-	(100)	-	-	(100)	-
Currency contracts
A$:US$ contracts (A$ millions)	2,308	1,766	346	4,420	3,499	-	921	879
C$:US$ contracts (C$ millions)	509	44	-	553	226	-	327	14
CLP:US$ contracts (CLP millions)[1]	152,321	332,396	114,600	599,317	189,817	-	409,500	40
EUR:US$ contracts (EUR millions)	-	10	-	10	10	-	-	-
PGK:US$ contracts (PGK millions)	105	-	-	105	-	-	105	1
ZAR:US$ contracts (ZAR millions)	(285)	-	-	(285)	-	-	(285)	-

Commodity contracts
Copper collar sell contracts (millions of pounds)	296	144	-	439	384	-	55	-
Copper bought floor contracts (millions of pounds)	17	23	-	40	40	-	-	11
Copper net call spread contract (millions of pounds)	29	-	-	29	-	-	29	11
Copper net collar buy contracts (millions of pounds)	(40)	-	-	(40)	-	-	(40)	16
Silver collar sell contracts (millions of ozs)	-	10	35	45	45	-	-	(21)
Diesel contracts (thousands of barrels)[2]	3,005	2,950	490	6,445	4,545	-	1,900	91
Propane contracts (millions of gallons)	9	2	-	11	11	-	-	5
Natural Gas contracts (thousands of GJ)	306	-	-	306	306	-	-	-
Electricity contracts (thousands of megawatt hours)	28	9	-	37	-	-	37	1

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua Lama project.
[2]

Diesel commodity contracts represent a combination of WTI, ULSD and ULSD/WTI Crack spread swaps, WTB, MOPS, Brent and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, Brent represents Brent crude, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

BARRICK SECOND QUARTER 2011	98	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Fair Values of Derivative Instruments

	Asset Derivatives					Liability Derivatives

	Consolidated Balance Sheet Classification	Fair Value at June 30, 2011	Fair Value at December 31, 2010	Fair Value at January 1, 2010	Consolidated Balance Sheet Classification	Fair Value at June 30, 2011	Fair Value at December 31, 2010	Fair Value at January 1, 2010
Derivatives designated as accounting hedges
US dollar interest rate contracts	Other assets	$ 7	$ 6	$ -	Other liabilities	$ -	$ -	$ -
Currency contracts	Other assets	906	831	374	Other liabilities	1	1	9
Commodity contracts	Other assets	183	112	53	Other liabilities	86	192	131
Total derivatives designated as accounting		$ 1,096	$ 949	$ 427		$ 87	$ 193	$ 140

Non-hedge derivatives
US dollar interest rate contracts	Other assets	$ -	$ -	$ 1	Other liabilities	$ -	$ 5	$ 7
Currency contracts	Other assets	32	30	15	Other liabilities	3	7	9
Commodity contracts	Other assets	35	147	61	Other liabilities	18	73	43
Total non-hedge derivatives		$67	$ 177	$ 77		$ 21	$ 85	$ 59
Total derivatives		$ 1,163	$ 1,126	$ 504		$ 108	$ 278	$ 199

US Dollar Interest Rate Contacts

Fair Value Hedges

We have a $200 million receive fixed swap position outstanding that is used to hedge changes in the fair value of a portion of our long-term fixed-rate debt. The effective portion of changes in the fair value of the swap contracts are recorded in interest expense. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Economic Hedges

During the quarter, we wrote $100 million net US dollar pay-fixed swaptions giving the buyer the right, but not obligation, to enter into an interest rate swap at a specific date in the future, at a particular fixed rate, for a specified term. The swaption contracts are used to economically hedge US dollar interest rate risk on our outstanding cash balance. Changes in the fair value of the swaptions were recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Cash Flow Hedges

During the quarter we entered in to $4,600 million of treasury lock derivative contracts to act as a cash flow hedge of interest rate risk on the pre-issuance yield of fixed rate debt issued in the quarter. During the quarter we realized losses of $7 million on maturity of these derivative contracts. This amount has been recorded in OCI and will be recognized in earnings over the term of the outstanding debt that the hedges were designated against.

Currency Contracts

Cash Flow Hedges

During the quarter, currency contracts totaling CLP 60 billion have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges that matured within the quarter. In addition, we have currency contracts totaling AUD 3,499 million, CAD 226 million, CLP 130 billion, and EUR 10 million designated as cash flow hedges of our anticipated operating, administrative, sustaining capital and project capital spend. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Economic Hedges

We concluded that CLP 410 billion of collar contracts do not meet the strict hedge effectiveness criteria. These contracts represent an economic hedge of pre-production capital expenditures at our Pascua Lama and Cerro Casale projects. Although not qualifying as an accounting hedge, the contracts protect us against variability of the CLP to the US dollar on pre-production expenditures at our projects. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value

BARRICK SECOND QUARTER 2011	99	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the quarter, we wrote a combination of Australian dollar put and call options with an outstanding notional of A$921 million at June 30, 2011. As a result of these activities, we recorded $8 million in realized and unrealized gains in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Fair Value Hedges

During the quarter we entered into C$5,410 million of forward contracts to act as a fair value hedge of the foreign exchange movements related to a portion of our C$ denominated payable for the purchase of Equinox. The change in fair value on the effective portion of these hedges offset the foreign exchange movements of the payable between the date the contracts were designated and the date that the liability was extinguished. During the quarter we recorded realized losses of $23 million in current period earnings, classified in the consolidated statement of income as other expense.

Commodity Contracts Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

During the quarter, we entered into 368 thousand GJ of AECO sales contracts designated against forecasted future sales of natural gas at Barrick Energy for the remainder of 2011. In addition, we have fuel contracts totaling 1,418 thousand barrels of diesel, 540 thousand barrels of Brent crude oil, and 11 million gallons of propane designated as cash flow hedges of our anticipated usage of fuels in our operations. The designated contracts act as a hedge against the variability in market prices. The effective portion of changes in the fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Economic Hedges

On January 1, 2011, we entered into a new diesel fuel supply contract. Under the terms of the new contract, fuel purchased for consumption at our Nevada based mines is priced based on the OPIS Bay Area ULSD index. As a result we de-designated our WTI forward contracts and crystallized $35 million of gains in OCI, of which $31 million remains at June 30, 2011. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in cost of sales when the originally designated exposures occur. During the quarter, we entered into 1.1 million barrels of WTI swaps to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines.

Non-hedge electricity contracts of 37 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect Barrick to a significant extent from the effects of changes in electricity prices. Changes in the unrealized and realized fair value of non-hedge electricity contracts are recognized in current period earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the quarter, we wrote WTI put options with an outstanding notional of 1 million barrels at June 30, 2011. As a result of these activities, we recorded $4 million in realized and unrealized gains in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Metals Contracts

Cash Flow Hedges

During the quarter we purchased 238 million pounds of copper collar contracts to designate as hedges against copper cathode sales at our Zaldivar mine in 2012. These contracts contain purchased put and sold call options with weighted average strike prices of $3.75/lb and $5.50/lb respectively. We also purchased 40 million pounds of copper floor contracts to designate as hedges against copper cathode sales at Zaldivar in 2012. These contracts contain purchased put options with weighted average strike prices of $3.74. In addition, we have 93 million pounds of copper collar contracts remaining designated as hedges against copper cathode sales at Zaldivar in 2011. These contracts contain purchased put and sold call options with weighted average strike prices of $3.00/lb and $4.35/lb respectively. Total premiums paid on these contracts was $71 million.

During the quarter we purchased 53 million pounds of copper collar contracts to designate as hedges against copper concentrate sales at our Lumwana mine in 2011. These contracts contain purchased put and sold call options with weighted average strike prices of $3.75/lb and $4.76/lb respectively. Total premiums paid on these contracts was $2 million.

During the quarter we purchased 15 million ounces of silver collar contracts to designate as hedges against silver bullion sales from our silver producing mines. Total premiums paid on these contracts was $19 million. In

BARRICK SECOND QUARTER 2011	100	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

addition, we have 30 million ounces of silver collar contracts remaining designated as hedges against silver bullion sales from our silver producing mines. The contracts contain purchased put and sold call options with weighted average strike prices of $23/oz and $57/oz respectively.

Our copper and silver collar contracts have been designated as accounting hedges and the effective portion of changes in fair value of these contracts is recorded in OCI until the forecasted sale impacts earnings. Any changes in the fair value of collar contracts due to changes in time value are excluded from the hedge effectiveness assessment and are consequently recognized in the consolidated statement of income. Provided the spot copper and silver prices remain within the collar band, any unrealized gain (loss) on the collar will be attributable to time value.

During the quarter we recorded unrealized gains on our copper collars and silver collars of $57 million and $56 million respectively due to changes in time value. This was included in current period earnings as gains (losses) on non-hedge derivative activities. Gains and losses from hedge ineffectiveness and the excluded time value of options are recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Economic Hedges

We have sold call options outstanding to economically increase the cap on 115 million pounds of our remaining 2011 copper production to $4.90/lb. These outstanding options mature evenly throughout 2011. Changes in the unrealized and realized fair value of these copper positions are recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the quarter, we wrote gold put and call options with an average outstanding notional volume of 0.4 million and 0.3 million ounces, respectively, on a net basis. We also held other net purchased gold long positions during the quarter with an average outstanding notional of 0.1 million ounces. As a result of these activities, we recorded realized gains of $4 million on gold contracts in the consolidated statement of income as gains (losses) on non-hedge derivatives. There are no outstanding gold positions at June 30, 2011.

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	Administration/other costs	Capital expenditures	Long- term debt	Total
At January 1, 2010	$ 3	$ (33)	$ (4)	$ 309	$ 19	$ 25	$ (30)	$ 289
Effective portion of change in fair value of hedging instruments	-	(41)	29	552	56	53	-	649
Transfers to earnings:	-	-	-	-	-	-	-
On recording hedged items in earnings/PP&E1	(2)	54	26	(145)	(33)	(13)	3	(110)
At December 31, 2010	$ 1	$ (20)	$ 51	$ 716	$ 42	$ 65	$ (27)	$ 828
Effective portion of change in fair value of hedging instruments	1	10	37	254	23	22	(7)	340
Transfers to earnings:	-	-	-	-	-	-	-
On recording hedged items in earnings/PP&E1	(2)	8	(22)	(163)	(12)	(33)	2	(222)
At June 30, 2011	$ -	$ (2)	$ 66	$ 807	$ 53	$ 54	$ (32)	$ 946

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

BARRICK SECOND QUARTER 2011	101	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) at June 30

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)[1]	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2011	2010		2011	2010		2011	2010
Interest rate						Gain (loss) on non-hedge
contracts	$ (7)	$ -	Finance income/finance costs	$ (2)	$ (1)	derivatives	$ -	$ 1

Foreign exchange contracts	299	(151)	Cost of sales/corporate administration	208	79	Gain (loss) on non-hedge derivatives	(14)	(4)
Commodity contracts	48	(31)	Revenue/cost of sales	16	(31)	Gain (loss) on non-hedge derivatives	53	66
Total	$ 340	$ (182)		$ 222	$ 47		$ 39	$ 63

[1]	Amounts in the table above represent unrealized and realized gains (losses) recognized in current earnings

E > Gains (Losses) on Non-hedge

Derivatives

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
Gains (losses) on economic hedges
Commodity contracts
Gold	$ 3	$ 6	$ 7	$ 15
Copper	(74)	25	(75)	33
Fuel	(6)	-	29	-
Currency contracts	(21)	(14)	(31)	(20)
Interest rate contracts	1	(3)	7	(3)
	(97)	14	(63)	25

Gains (losses) attributable to silver collar hedges[1]	56	-	(26)	-
Gains (losses) attributable to copper option collar hedges[1]	57	56	73	67
Gains (losses) attributable to currency option collar hedges[1]	(9)	(8)	(14)	(7)
Hedge ineffectiveness	-	(1)	6	3
	104	47	39	63
	$ 7	$ 61	$ (24)	$ 88

[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which are excluded from the hedge effectiveness assessment.

F)	Fair Values of Financial Instruments

With the exception of long-term debt, all financial assets and financial liabilities are recorded at fair value or carried at an amount that approximates fair value due to the short-term nature and historically negligible credit losses. The fair value of long-term debt at June 30, 2011 is $13,554 million (December 31, 2010: $7,070 million and January 1, 2010: $6,723 million).

19 > OTHER NON-CURRENT LIABILITIES

	As at June 30, 2011	As at December 31, 2010	As at January 1, 2010
Deposit on silver sale agreement	$ 303	$ 312	$ 196
Settlement obligation to close out gold sales contracts	-	-	647
Derivative liabilities	43	105	19
Supply contract restructuring costs	28	31	-
Offsite remediation	64	66	-
Other	57	52	22
	$ 495	$ 566	$ 884

20 > PROVISIONS
	As at June 30, 2011	As at December 31, 2010	As at January 1, 2010
Environmental rehabilitation	$ 1,667	$ 1,532	$ 1,191
Pension benefits	121	125	119
Other post retirement benefits	23	25	26
RSUs	35	30	24
Contingent purchase consideration	50	11	11
Other	62	45	37
	$ 1,958	$ 1,768	$ 1,408

21 > CAPITAL STOCK A Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 999,437,730 common shares); 9,764,929 First preferred shares Series A (issued nil);

BARRICK SECOND QUARTER 2011	102	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).

B Dividends

Dividends are declared after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

22 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG[1]	Cerro Casale[2]	Total
At January 1, 2010	$ 500	$ 22	$ -	$ 522
Share of net earnings (loss)	(3)	52	-	49
Cash contributed	101	-	13	114
Other increase in non-controlling interest	-	606	454	1,060
At December 31, 2010	$ 598	$ 680	$ 467	$ 1,745
Share of net earnings (loss)	(1)	36	-	35
Cash contributed	160	-	19	179
Other increase(decrease) in non-controlling interest	-	(4)	-	(4)
At June 30, 2011	$ 757	$ 712	$ 486	$ 1,955

1	Represents non-controlling interest in ABG. The balance at January 1, 2010 includes the non-controlling interest of 30% of our Tulawaka mine. Refer to note 4E.
2	Represents non-controlling interest in Cerro Casale. Refer to note 4F.

23 > LITIGATIONS AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the

Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement (“EIS”) did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. In January 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit. In December 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision. In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed.

In August 2010, the District Court issued an order granting summary judgment for Cortez except, generally for those issues covered by the supplemental EIS, on which it reserved ruling until the completion of that document. The final supplemental EIS was published on January 14, 2011. On March 15, 2011, the BLM issued its record of decision that approved the supplemental EIS, which had the effect of terminating the tailored injunction, thereby enabling the Cortez mine to revert to its original operating scope. The Plaintiffs and Barrick have filed their respective motions for summary judgment on all remaining issues. Oral argument has been scheduled for October 2011.

BARRICK SECOND QUARTER 2011	103	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome Inc. After the amalgamation of Placer Dome Inc. and the Company, the Court granted the Province’s motion to join the Company as an additional named Defendant. In June 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens (improper choice of forum). In September 2009, the U.S. Court of Appeals for the Ninth Circuit reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper.

In April 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and on October 12, 2010, the court issued an order granting the Company’s motion to dismiss the action. On February 11, 2011, the Court issued its written reasons for the dismissal order. On March 11, 2011, the Province filed a motion to reconsider the Court’s order, which the Company opposed on March 28, 2011. The Court denied the motion to reconsider on May 25, 2011. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously.

No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome Inc. in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

In October 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. In March 2008, an attempt was made to serve Placer Dome Inc. by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint stating that PDTS is not an agent of Placer Dome Inc. for any purpose and is not authorized to accept service or to take any other action on behalf of Placer Dome Inc. In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. The motion has been briefed and is currently pending.

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

In August 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology.

BARRICK SECOND QUARTER 2011	104	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing in February 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. In May 2010, the plaintiffs filed a motion for an order to admit an amended complaint in which they are seeking additional remedies including temporary and permanent environmental protection orders. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs' motion to admit the amended complaint. An opposition to the plaintiffs' motion to admit was also filed by Barrick Gold Inc. and Placer Dome Inc. on the same basis. This motion is now fully briefed and awaiting determination by the Court. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation, SC G.R. No. 195482 (the "Petition"). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners' constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company on March 25, 2011.

On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. As required by the Environmental Rules, by special appearance and without submitting to the jurisdiction of the Court, on April 4, 2011, the Company filed its Return Ad Cautelam to the Writ seeking the dismissal of the Petition with prejudice. On April 12, 2011, the Supreme Court issued a Resolution requiring the petitioners to submit a Comment on the Company’s Urgent Motion for Ruling on Jurisdiction within ten days of receiving notice of the Resolution. On or around April 27, 2011, the petitioners purported to make discovery requests of the Company and Placer Dome Inc. (collectively, the “Discovery Requests”). On May 4, 2011, the Court of Appeals issued a Resolution: (i) directing the petitioners to submit a Comment on the Company’s Urgent Motion for Ruling on Jurisdiction; and (ii) putting the petitioners’ Discovery Requests in abeyance pending resolution of the Company’s Urgent Motion for Ruling on Jurisdiction. On May 16, 2011, the Company, appearing specially and without submitting to the Supreme Court’s jurisdiction, filed with the Supreme Court a Clarificatory Manifestation seeking clarification as to whether the Court of Appeals or the Supreme Court has jurisdiction over the matter. On June 2, 2011, the petitioners served an Opposition to the Company’s Urgent Motion for Ruling on Jurisdiction.

On June 6, 2011, a mail package addressed to Placer Dome Inc. from the Philippines Office of the Solicitor General purported to serve summons and other materials on Placer Dome Inc. On or about June 6, 2011, the Company, appearing specially and without submitting to the Supreme Court’s jurisdiction, filed a Manifestation drawing to the Court’s attention the fact that each of the Court of Appeals and the Supreme Court had issued (inconsistent) Resolutions indicating that they would each resolve the Company’s Urgent Motion for Ruling on Jurisdiction. The Company requested that all further proceedings in the case, both before the Supreme Court and the Court of Appeals, be suspended pending issuance of the clarification sought in the Company’s Clarifactory Manifestation. By Manifestation dated June 10, 2011, Placer Dome Inc., by special appearance and without submitting itself to the Supreme Court’s jurisdiction: (i) adopted the Company’s Urgent Motion for Ruling on Jurisdiction and reserved the right to file a supplement thereto; and (ii) joined the Company in seeking clarification as to which court has jurisdiction over this matter. By Manifestation dated June 16, 2011, Placer Dome Inc., by special appearance and without submitting itself to the Supreme Court’s jurisdiction: (i) adopted as its own the Company’s Return Ad Cautelam; and (ii) reserved the right to supplement this

BARRICK SECOND QUARTER 2011	105	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Return after the Supreme Court has clarified which court has jurisdiction.

The Supreme Court issued a Resolution dated June 21, 2011 in which it referred the records of the case to the Court of Appeals for appropriate action on the various pending motions. On July 1, 2011 Placer Dome Inc., by special appearance and without submitting themselves to the court's jurisdiction, filed a Supplement to the pending Urgent Motion for Ruling on Jurisdiction. On July 8, 2011, the Company and Placer Dome Inc., by special appearance and without submitting themselves to the jurisdiction of the Court of Appeals, filed a Manifestation: (i) indicating their understanding that the Supreme Court Resolution dated June 21, 2011 resolves the issues raised in the Clarificatory Manifestation and effectively rules that the Supreme Court has lost or relinquished subject matter jurisdiction over the case effective June 21, 2011 and has transferred jurisdiction to the Court of Appeals; (ii) manifesting their intention to file a Second Supplement to the Urgent Motion for Ruling on Jurisdiction. On July 12, 2011, the Company and Placer Dome Inc. filed, under special and limited appearance and without submitting themselves to the Court of Appeal's jurisdiction, a Second Supplement to their Urgent Motion for Ruling on Jurisdiction. It is anticipated that the Petitioners will be given an opportunity to oppose or comment upon the Second Supplement and that the Company and Placer Dome Inc. will then have a reasonable time within which to file a Reply to the Petitioners' Opposition to the Urgent Motion for Ruling on Jurisdiction. It is not known when the outstanding Urgent Motion for Ruling on Jurisdiction or the request for dismissal of the Petition will be heard.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. In late 2010, the Supreme Court of Pakistan began hearing this matter, together with several other related petitions filed against TCC or its related parties. The related petitions primarily relate to whether it is in the public interest for TCC to receive a mining lease. On February 3, 2011, the Supreme Court issued an interim order providing, among other things, that the Government of Balochistan may not take any decision in respect of the grant or otherwise of a mining lease to TCC until matters before the Supreme Court are decided. On May 25, 2011, the Supreme Court rescinded its interim order and ruled, among other things, that the GOB shall proceed to expeditiously decide TCC’s application for the grant of a mining lease transparently and fairly in accordance with laws and applicable rules. The Supreme Court also ruled that the petitions before the Court shall remaining pending at this time. Barrick and TCC continue to defend these actions vigorously. No amounts have been accrued for any potential loss under these complaints.

Pueblo Viejo

In April, 2010, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.

Argentine Glacier Legislation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. The Province of San Juan had previously adopted glacier protection legislation, with

BARRICK SECOND QUARTER 2011	106	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

which Veladero and Pascua-Lama comply. In November 2010, in response to legal actions brought against the National State by local unions and San Juan based mining and construction chambers, as well as by Barrick’s subsidiaries, Barrick Exploraciones Argentina S.A. and Minera Argentina Gold S.A., which own the Veladero mine and the Argentine portion of the Pascua-Lama project, respectively, the Federal Court in the Province of San Juan, granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama. In December 2010, the Province of San Juan became a party to the actions, joining the challenge to the constitutionality of the new federal legislation. As a result of the intervention of the Province, the actions were removed to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.

The National Supreme Court of Justice of Argentina issued a decision determining that this case falls within its jurisdiction. The National State has filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan. BEASA and MAGSA answered this remedy on June 29th, 2011.

BARRICK SECOND QUARTER 2011	107	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company*
Brookfield Place, TD Canada Trust Tower	P.O. Box 7010, Adelaide Street Postal Station
Suite 3700	Toronto, Canada M5C 2W9
161 Bay Street, P.O. Box 212	Tel: (416) 643-5500
Toronto, Canada M5J 2S1	Toll-free throughout North America: 1-800-387-0825
Tel: (416) 861-9911 Fax: (416) 861-0727	Fax: (416) 643-5501
Toll-free throughout North America: 1-800-720-7415	Email: inquiries@cibcmellon.com
Email: investor@barrick.com	Website: www.cibcmellon.com
Website: www.barrick.com
*Effective November 2010, shareholder records are
SHARES LISTED	maintained by Canadian Stock Transfer (“CST”) as
ABX – The New York Stock Exchange	administrative agent for CIBC Mellon Trusts Company.
The Toronto Stock Exchange

INVESTOR CONTACT	BNY MELLON SHAREOWNER SERVICES
Deni Nicoski	480 Washington Blvd. – 27th Floor
Vice President, Investor Relations	Jersey City, NJ 07310
Tel: (416) 307-7410	Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: dnicoski@barrick.com	Email: shrrelations@mellon.com
Website: www.melloninvestor.com

MEDIA CONTACT
Andy Lloyd
Senior Manager, Communications
Tel: (416) 307-7414
Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Second Quarter Report 2011, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, "expect", "will", “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; the ability of the Company to complete or successfully integrate an announced acquisition proposal; legislative, political or economic developments in the jurisdictions in which the Company carries on business, including Zambia and Saudi Arabia; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the organization of our previously held African gold operations under a separate listed entity; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.